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Follow-Up Materials

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REGISTRANT'S NAME Aiful Corp.

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FILE NO. 82- 04802 FISCAL YEAR 3-31-08

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dew

DAT : 10/29/08

EXHIBIT 3

Annual Report 2008

The year ended March 31, 2008

082-04802

AR/S
3-31-08



Composing a New Business Landscape

Introducing consumer and business finance with deepened customer perspective and an expanded service palette

AIFUL CORPORATION

Management Systems

Workplaces and Working Environments

Social Contribution

Corporate Philosophy

For Our Customers

Environmental Activities

BALANCE



CRAFTING A NEW

AIFUL Group is already envisioning a new season of growth based on strong compliance management and achieved through the provision of comprehensive financial services in the retail sector.



Contents

02 Financial Highlights

03 **To Our Shareholders**
With a Fresh Canvas, Painting a New Picture of Growth

08 Special Feature 1:
Comprehensive Financial Services Strategy
The AIFUL Group's strength is its strategy of providing comprehensive financial services in the retail sector.

16 Special Feature 2:
AIFUL Group's Proactive Involvement
AIFUL is determined to justify the confidence of its stakeholders by implementing CSR activities under a new structure.

26 AIFUL CORPORATION

28 LIFE Co., Ltd.

30 BUSINEXT CORPORATION

31 City's Corporation

32 Board of Directors, Corporate Auditors and Executive Officers

33 Management's Discussion & Analysis

65 Financial Section

108 Group Network

109 Investor Information



Forward-Looking Statements

The figures contained in this Annual Report with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL, which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties and actual results that may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the overall market for consumer loans, the rate of default by customers, and the level of interest rates charged by AIFUL.

Japan's consumer credit industry has changed; customer expectations have changed, and AIFUL Group is changing with them.

A year ago, we initiated new values and compliance reforms to guide us through the new financial landscape, and in 2007, those initiatives began to work for us.

Employees raised their awareness and became highly motivated as we accelerated business-model transformations into a strategically diversified finance group.

Now, one year later, we see the results of innovative change.

Renewed competitiveness and energy are carrying us through heavy competition and helping us paint a bright, new picture of prosperity and growth.



Financial Highlights

AIFUL CORPORATION and Consolidated Subsidiaries
Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Percentage of change	Thousands of U.S. Dollars
	2008	2007	2006	08/07	2008
For the Year:					
Total income	¥ 402,389	¥ 501,009	¥ 548,818	(19.7)	$ 4,023,890
Total expenses	371,491	873,272	436,045	(57.5)	3,714,910
Credit costs	155,930	447,375	166,047	(65.1)	1,559,300
Income (Loss) before income taxes and minority interests	30,898	(372,263)	112,773	—	308,980
Net income (loss)	27,434	(411,251)	65,827	—	274,340
At Year-End:					
Loans	1,598,706	1,912,689	2,124,017	(16.4)	15,987,060
Installment accounts receivable	148,490	174,923	209,581	(15.1)	1,484,900
Bad debts	343,768	328,046	203,800	4.8	3,437,680
Total assets	2,041,128	2,214,559	2,790,969	(7.8)	20,411,280
Allowance for bad debts	330,415	407,573	171,715	(18.9)	3,304,150
Long-term debt, including current portion thereof	1,190,159	1,438,892	1,654,546	(17.3)	11,901,590
Total equity	324,521	257,145	681,694	26.2	3,246,210
Number of shares issued	167,475,000	142,035,000	142,035,000	17.9	—
		Yen		Percentage of change	U.S. Dollars
Per Share Data:					
Basic net income (loss)	¥ 190.77	¥ (2,903.85)	¥ 464.84	—	$ 1.91
Diluted net income	186.86	—	464.69	—	1.87
Total equity	1,909.16	1,777.44	4,813.45	7.4	19.09
Cash dividends	40.00	60.00	60.00	(33.3)	0.40

Notes: 1. The U.S. dollar amounts have been translated, for convenience only, at ¥100 = $1, the approximate rate of exchange at March 31, 2008.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.
3. Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.
4. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares, according to the provisions of Article 218 of the Japanese Commercial Code.
5. On February 28, 2008, 25,440,000 new shares were issued through allocation of new shares to a third party.
6. Long-term debt includes ¥70,000 million of subordinated Euroyen zero-coupon convertible bonds, which are subject to mandatory acquisition.

Total Income
(Millions of Yen)



520,737
548,818
501,009
402,389
05/3
06/3
07/3
08/3

Net Income (Loss)
(Millions of Yen)



75,723
65,827
(411,251)
27,434
05/3
06/3
07/3
08/3

Total Assets
(Millions of Yen)



2,574,286
2,790,969
2,214,559
2,041,128
05/3
06/3
07/3
08/3

Total Equity
(Millions of Yen)



617,353
681,694
257,145
324,521
05/3
06/3
07/3
08/3

To Our Shareholders

With a Fresh Canvas, Painting a New Picture of Growth



Yoshitaka Fukuda
President and CEO

Return to Positive Consolidated Results in the Year Ended March 2008

In the first half of the year ended March 2008, the Japanese economy maintained a pace of gradual recovery, but in the latter half, the subprime mortgage crisis in the United States contributed to economic uncertainty. Other factors included a rapidly rising yen and higher crude oil and raw material prices. Consumer spending slumped as a result of stagnating wages and rising prices for groceries and other items.

It was also a year of change for the consumer finance industry. Article 2 of the Law to Partially Amend the Money Lending Business Control and Regulation Law (the amended Money Lending Business Law) took effect in December 2007. Measures included tighter controls on debt collection activities and a new system allowing the Financial Services Agency to issue business improvement orders. In addition, the Japan Financial Services Association was established as a self-regulatory body for the industry and began to formulate and implement voluntary rules covering such aspects as excessive lending.

By June 2010, regulations lowering the maximum interest rates and restricting total lending will become fully effective. Lenders, especially major companies, are preparing for these changes through the early introduction of low-interest rate products, and through radical cost restructuring measures, including the closure of unprofitable branches and the reduction of workforces. However, bad debt charge-offs and demands for interest refunds are increasing and loan balances have declined following the introduction of tighter lending criteria. These challenging business conditions are putting pressure on earnings, and small and medium-sized lenders with limited financial resources are being forced out of the industry.

In the year ended March 2008, the AIFUL Group recorded higher income, even as revenue fell. Consolidated operating revenue declined by 18.7% year on year to ¥405,784 million. However, consolidated ordinary income and net income both recovered from the losses recorded in the previous year to ¥32,066 million and ¥27,435 million, respectively.

A major reason for the fall in revenue was a decline in our top line because of the tightened lending criteria, brought on, in part, by the amended Money Lending Business Law. Other reasons were lower yields, due to aggressive marketing of low-interest rate products to new customers and high-quality borrowers. Income rose because we were able to achieve a major reduction of the reserve for losses on interest refunds compared with the previous year. Credit costs also fell, with the easing of the bad debt problem. Continued cost restructuring, as well, reduced labor costs and other cost items.

Statistics for individual group companies show a recovery in the performance of the consumer finance company AIFUL CORPORATION. AIFUL anticipated the temporary market upheaval that followed the full implementation of the amended Money Lending Business Law. It took early steps to curb bad debt problems by tightening its lending

criteria, and the balance of loans declined by 18.5% to ¥1,058,880 million. Operating revenue was about 20% lower than the previous year's result, in part because AIFUL actively implemented a new interest rate structure based on the Interest Rate Restriction Law. However, cost restructuring was reflected in lower selling, general and administrative expenses, while losses on interest refunds were covered by partially drawing down reserves. The end result was a return to positive figures with net income of ¥27,070 million.

LIFE Co., Ltd., which is involved in the per-item shopping loans and credit card areas, maintained steady growth in the number of new cards issued, and the number of cardholders increased by 5.4% year on year to 14.81 million. The credit card shopping business continued to perform strongly, but operating revenue was lower than the previous year's level, in part because of the introduction of a new interest rate structure with rates not exceeding 18%. However, successful restructuring and reduced credit costs helped LIFE to achieve income growth, garnering ¥3,428 million in net income despite lower revenue.

The business loan subsidiaries BUSINEXT CORPORATION and City's Corporation amended their marketing approach to reflect the deteriorating business outlook for small and medium-sized enterprises. Changes included more stringent vetting of borrowers and increased marketing of secured loans, which provide better protection. While both companies raised their loan balances modestly, their earnings were affected by increased credit costs. BUSINEXT recorded net income of ¥79 million, while City's Corporation showed a net loss of ¥1,622 million. The consumer finance subsidiaries TRYTO CORPORATION and Wide Corporation made steady progress in their rationalization and restructuring as part of the AIFUL Group's efforts to optimize its management resources. Cost restructuring helped TRYTO and Wide to return to positive results, with net income reaching ¥449 million and ¥6,276 million respectively.

Consolidated	07/3	08/3	09/3 (E)
Operating Revenue (Millions of Yen)	499,031	405,784	312,039
Ordinary Income (Loss) (Millions of Yen)	(163,092)	32,065	33,000
Net Income (Loss) (Millions of Yen)	(411,250)	27,457	31,730

Interest Refunds and Bad Debt Charge-offs Peaking

Interest refunds and bad debt charge-offs had a major influence on business performance in the year ended March 2008. The following is a detailed analysis of these factors.

On a non-consolidated basis, AIFUL CORPORATION paid interest refunds totaling ¥50,425 million in the year ended March 2008. On a monthly basis, the amount of refunds peaked in October 2007 and is now declining. The number of cases with attorney involvement, which is a leading indicator of interest refund claims, peaked in May 2007 and had fallen by 24% as of March 2008. There are indications that this problem is now starting to ease. Looking ahead, while the level of refunds is likely to remain high, the number of new claims is declining. Additionally, aggressive marketing of new products with interest rates based on the Interest Rate Restriction Law has resulted in the restructuring of our loan portfolios, leading to a reduction in the number of loans that could be subject to interest refund claims.

In the first half of the year ended March 2008, we modified the method used to calculate the reserves for interest refunds. We now provide a reserve equivalent to the total amount of interest refunds and loans abandoned as a result of interest refunds. As of March 31, 2008, the reserve for AIFUL CORPORATION stood at ¥192,971 million on a non-consolidated basis, including ¥99,467 million for interest refunds. We aim to maintain the stability of our earnings basically by drawing on reserves.

The non-consolidated bad debt charge-off ratio for the year ended March 2008 was 15%, an increase of 4 percentage points from the previous year's ratio. The increase reflects the peak charge-offs in the current year relating to bad debts incurred as a result of voluntary restraints on debt recovery operations following the imposition of administrative penalties in 2006. Other reasons include the deterioration of the consumer loan market and an increase in loan charge-offs in connection with interest refund claims.

The effects of voluntary restraints on debt recovery operations will peak in the year to March 2009. There has also been a continuing drop in the amount of debts past due by six months or longer, which is a leading indicator of the bad debt level. In addition, we anticipate a reduction in loans abandoned because of interest refund claims. Although the balance of loans outstanding is declining, we are forecasting a non-consolidated bad debt charge-off ratio of 13%, or 2 percentage points below the previous year's figure.

Interest refund demands and loan charge-offs are included in broadly defined credit costs. According to statistics published by the Financial Services Agency, the number of people with unsecured loans from five or more companies was 31.2% lower in March 2008, compared with the figure from March 2007. A similar trend is apparent in our figures. Over one-half of charge-offs and interest refund demands relate to this user group.

Credit costs are currently rising. However, this is simply the result of a credit crunch at the high-risk end of the market following changes in the law. The situation can be expected to ease in the medium to long term as a result of tightening of lending criteria and the improvement of loan quality under the full implementation of the amended Money Lending Business Law. While we cannot afford to be complacent, we believe that credit costs have already peaked and are about to shift downward.

Industry Consolidation Expected to Benefit Survivors

Amid accelerating change in the consumer finance industry, there is conspicuous evidence of industry restructuring, including the collapse of middle-ranking consumer finance companies, mergers among credit card companies and the withdrawal of foreign-owned consumer finance companies from the market. The lowering of interest rate limits and the introduction of restrictions on total lending are expected to intensify competition and dramatically reduce the number of consumer finance companies, as major companies rapidly rise to dominance in the market. Before the amendment of the law, there were around 14,000 registered moneylenders (as of March 31, 2006). In the two years to the end of March 2008, the number plummeted by 36% to 9,115. Furthermore, finance companies tightened their lending policies ahead of the law change. This will inevitably result in a temporary increase in the amount of non-performing loans and a decline in loan balances.

However, I see this as a temporary situation, and after two or three years I expect competition to ease because of the declining number of suppliers. I also anticipate a dramatic reduction in the amount of non-performing loans because of the lowering of the maximum interest rate and the introduction of restrictions on total lending. The number of loans that could be affected by interest refund demands is also expected to decline because of abolishment of gray-area interest rates, and eventually this problem should wane. Obviously, we face challenging conditions



in the short term. However, we are confident that there will be major benefits for the survivors that can overcome competition and enter a new growth phase as dominant players in the market.

Optimizing Management Resources through Cost Restructuring

We are rapidly restructuring the AIFUL Group's business models in readiness for this new growth stage. A basic strategy is to maintain the diversity of our comprehensive financial services in the retail sector by optimizing group management resources, and we aim to take this strategy even further. Specific policies include the restructuring of our loan portfolio, cost restructuring, group restructuring, the application of more stringent lending criteria to curb credit costs, the development of a new scoring system and the introduction of new products.

Our cost restructuring plans were announced in January 2007. Compared with the position at the end of December 2006, we had reduced the number of branches by 1,424 to 1,205, and the number of group employees by 2,331 to 7,646 by the end of March 2008. We also made good progress toward reducing costs, including advertising and systems development expenses. On a non-consolidated basis, we have achieved savings of approximately ¥30,000 million. We will continue these cost-cutting efforts. Our goal is to reduce non-consolidated selling, general and administrative expenses by at least ¥40,000 million.

The restructuring of group companies began with the four consumer finance companies. Changes have included the partial



transfer of quality loans held by these companies to LIFE Co., Ltd. We will implement further restructuring and consolidation after studying future changes in the business environment. The business loan subsidiary City's Corporation has also implemented management rationalization measures and is modifying its business model and sales methods to include sales of secured low-interest rate products and expanded alliances with other companies. The credit card company LIFE Co., Ltd., which will be a key contributor to the future growth of the AIFUL Group, will retrench its per-item shopping loan business and shift management assets into credit card business, with the aim of reducing risk and increasing earnings.

We are working as rapidly as possible to optimize our group management resources and diversify our business models through the restructuring of the Group's loan portfolios. We aim to reduce our reliance on unsecured loans from the current level of 64% to 50% and to expand our involvement in business lending, credit card services and guarantees, which offer greater growth potential in the medium- to long-term perspective. This policy reflects the maturation of the unsecured loan market and the high risks associated with it.

Growth Potential in Corporate Financing Business

We have identified the corporate financing business as a growth area under our product and business strategies. This segment will be given priority for the investment of the AIFUL Group's management resources.

Our strategy for the lending business calls for the expansion of loans to small and medium-sized enterprises and sole proprietors. In the short term, worsening business conditions are likely to create a challenging environment in this market. However, there is enormous potential demand, and we anticipate growth in the future.

In the consumer finance business, we are pursuing a strategy of selection and concentration, while also working to improve efficiency. In August 2007, AIFUL began to market loans to new customers at interest rates within the limits set down in the Interest Rate Restriction Law. We are also actively promoting our marketing to existing customers at preferential interest rates. As a result, there has been a steady rise in the percentage of customers with unsecured loans provided by AIFUL CORPORATION at interest rates within the limits stipulated in the law.

We also see corporate services as a growth area for our credit card and per-item shopping loan operations. We will implement a range of measures based on the dynamic application of the AIFUL Group's knowledge of corporate credit, including the reinforcement of corporate card services for small and medium-size businesses.

In the area of guarantee services, AIFUL and LIFE offer business loan guarantees in partnership with financial institutions. We anticipate further growth in the number of partners with which we work in this segment.

The timely implementation of these strategies will result in a powerful restructuring program that will create a structure capable of maintaining ROA above 1.5%, even in a low-interest rate environment. We will further accelerate our reform process, including new investment, with the aim of moving the AIFUL Group into a new growth phase in which we will be able to enjoy the fruits of our efforts.

Building a Compliance Structure

In addition to the restructuring of our business models, we are also channeling the total energies of the AIFUL Group into the establishment of a compliance structure. In April 2007, we revised and restructured our values and adopted a new corporate philosophy: "Earn the support of the public with sincerity and hard work." We are now putting this philosophy into practice through internal reforms that will result in nothing less than a total renewal of our corporate culture.

We are implementing a series of measures to strengthen internal control systems and compliance. In the year ended March 31, 2007, we expanded our Compliance Monitoring Department and established the Risk Management Committee. We introduced a corporate officer system and created the Corporate Auditors' Office.

Another priority from the perspective of corporate value is to make policies to guide our CSR activities. Through our CSR activities, we aim to engage with all stakeholders through wide-ranging initiatives based on five themes: management systems, workplaces and working environments, working for our customers, working for the environment and social contribution/harmony with communities.

During the reform of our internal structure, our directors and corporate officers, including myself, have engaged in dialog with many employees in their workplaces. The reforms are still continuing, but I sense that we are making real progress.

Capital Increase —Building a Foundation for the Future

In February 2008, AIFUL CORPORATION increased its capital through a ¥50,000 million third-party allocation of new shares and a ¥70,000 million issue of convertible bonds with stock acquisition rights (CBs).

One of the risk factors that could affect the AIFUL Group is a downgrading of our credit rating caused by a temporary downturn in our surrounding business environment. This could trigger a negative chain reaction, leading to deterioration in the conditions under which we procure funds, a reduction in our loan balance and a loss of new investment opportunities—resulting in lower profitability. The policies that we are implementing now will interrupt this negative chain reaction and lay the foundations for a new growth phase by providing resources to drive future growth.

We believe that the capital increase will allow us to maintain and improve our rating and strengthen our financial structure. We also expect it to provide a significant enhancement to our credit position, including the reduction of our financial risk premium. With the inclusion of the ¥70,000 million CB issue, our consolidated equity ratio at the end of March 2008 was 19.1%, a 5.7% improvement compared with the position at the end of the third quarter.

We are diversifying our procurement methods from a risk hedging perspective. Our recent capital increase was based on this policy. We saw the combination of a third-party share issue and CB issue as the optimal response to the increasingly serious subprime mortgage situation. We will continue to diversify the methods we use to provide liquidity and procure funds, in step with the ongoing evolution of the financial environment.

Group Income Expected to Rise in the Year Ending March 2009

Challenging conditions are expected to continue into the year ending March 2009. We will benefit from our cost restructuring measures, and we also anticipate reductions in interest refund claims and bad debt costs. However, the loan balance will continue to decline, in part because of the enforcement of the amended Money Lending Business Law. Earnings will also decrease as a result of interest rate reductions, and competition for quality customers will escalate.

Our consolidated forecasts based on this environment for the year ending March 2009 see income growth despite a decline in revenue. Consolidated operating revenue is expected to decline by 23.1% year on year to ¥312,039 million, but we are projecting consolidated ordinary income and consolidated net income respectively of ¥33,000 million, an increase of 2.9% year on year, and ¥31,730 million, a year-on-year increase of 15.7%.

The consumer finance industry has entered a period of unprecedented upheaval. However, I believe that these major changes will also provide opportunities for new growth. Our entire organization is united behind our efforts to take the AIFUL Group into this new growth phase. We are committed to making the necessary changes to assure the dynamic development of our business activities, and to the establishment of solid foundations through cost restructuring and the establishment of reliable compliance systems.

We look forward to the continuing support and guidance of our investors for the future activities of the AIFUL Group.

June 2008

Yoshitaka Fukuda
President and CEO



Special Feature 1:

Comprehensive Financial Services Strategy

The AIFUL Group's strength is its strategy of providing comprehensive financial services in the retail sector.

Overview of Consumer Credit Market

The diagram below provides an overall perspective of the consumer credit market in Japan. According to statistics published by the Japan Consumer Credit Industry Association, the amount of loans and credit primarily provided to individuals by the consumer credit industry as of December 31, 2006 was approximately ¥75.5 trillion (excluding housing loans). The importance of this huge market is apparent from the fact that it is equivalent to about one-quarter of final consumption expenditure, which accounted for ¥309.1 trillion of Japan's total GDP of around ¥500 trillion in 2006.

Japan's economic development has been paralleled by dramatic growth in the consumer credit market. In the 1980s, the market tripled to ¥68 trillion. With the subsequent collapse of Japan's economic "bubble," the Japanese economy entered a period of prolonged stagnation. During this period, the consumer credit market remained in a state of balance in terms of absolute market size and percentage of final consumption expenditure.

The government introduced a number of changes to the Money Lending Business Law in December 2006 that profoundly affected the landscape of the consumer finance industry by introducing, among other things, a lower interest rate ceiling, and limits on total lending. The shopping credit business faces similar changes, as amendments made to the Installment Sales Law lead to tighter regulation. The impact of these changes in the statutory environment on the overall credit and loan market will need to be monitored closely.

Comprehensive Financial Services Strategy in a Changing Market Environment

The consumer credit market is currently going through major changes that are transforming the industry competitive climate. Banks are expanding their retail operations, and companies are moving into the consumer credit field from other industries, including transportation, manufacturing and IT. Small consumer finance companies are meanwhile being forced out of the industry, while credit sales companies and credit card companies are merging and consolidating their operations. The boundaries that once separated different market segments, such as consumer loans, credit card services and credit sales, are shrinking. As in the United States, there is now escalating competition spanning the entire consumer credit market in Japan.

Service providers face a variety of issues, including interest refund demands, tighter regulation resulting from changes to the laws that govern the industry, and an upward trend in market interest rates. The quality of management strategy is likely to be a key factor determining success or failure in this environment.

The AIFUL Group led the industry in anticipating these market changes, and we have been adapting our operations under our comprehensive financial services strategy for the retail sector. This strategy calls for the retention of consumer finance as our core segment, and for the diversification of our activities and business portfolio to encompass the entire consumer credit market. The growth of the AIFUL Group has been driven by unique strategies, and the benefits of those strategies are becoming increasingly apparent in this period of market turbulence.

AIFUL's Advantage under the Comprehensive Financial Services Strategy

The comprehensive financial services strategy provides many benefits. For example, we have been able to spread our business risk through the diversification of our business portfolio, and we have maintained steady growth through the expansion of income sources other than our consumer finance business. Another benefit is the improvement of our capital efficiency through high financial leverage.

In 2001, we established the medium-risk-business lender BUSINEXT CORPORATION as a joint venture with Sumitomo Trust & Banking. We also acquired the credit sales and credit card company LIFE Co., Ltd. In 2002, the high-risk business lender City's Corporation

Consumer Credit Categories and Amounts of Credit Provided (2006)



Consumer credit (¥75.5 trillion)
Shopping credit (¥44.9 trillion)
Credit card shopping (¥34.7 trillion)
Per-item shopping loans (¥10.2 trillion)
Consumer finance (¥30.5 trillion)
Consumer loans (¥21.8 trillion)
Home equity loans (¥8.6 trillion)
Credit sales companies (¥9.9 trillion)
Consumer finance companies (¥9.2 trillion)
Other financial institutions (¥2.6 trillion)



became part of the AIFUL Group. Through these moves, AIFUL has expanded from a specialist lender in the consumer finance market to a corporate group spanning the entire consumer credit market. Compared with our competitors, we are involved in a much wider range of activities, including not only non-secured lending, but also home equity lending, business lending, credit card services, credit sales and credit guarantee services. By expanding the scope of our activities in this way, we have sought to establish reliable growth potential and income performance, and to diversify our business risks.

In 1997, non-secured lending accounted for approximately 90% of the AIFUL Group's receivables. As a result of the comprehensive financial services strategy, this ratio had been reduced to around 64% in the year ended March 2008. This represents a major step forward compared with other major lenders, which still have loan portfolios in which non-secured loans make up 90% or more of the total. We will continue to diversify our business portfolio and we intend to reduce our exposure to non-secured lending to 50% in the medium- to long-term future.

We will continue to optimize our comprehensive financial services strategy as we adapt to a changing market environment. In the year ended March 2007, we shifted from a strategy of duplication and dispersal to one based on selection and focus. Under this strategy, we are restructuring AIFUL Group companies and reforming our cost structure. This ability to act with flexibility and speed is a major advantage for the AIFUL Group. In the near-term future we aim to build a corporate structure capable of maintaining ROA above 1.5%, and to establish a position for ourselves as a comprehensive financial group in the retail sector.



The Future of the AIFUL Group under the Comprehensive Finance Group Strategy

	Loan business	Card and per-item shopping loans	Guarantees
Consumer loans	(AIFUL logo) ↓	Life CARD ↓	(AIFUL logo) Life CARD ↓
Corporate and small business services	**Growth Area** • Lending to SMEs ↑ Businext City's ⟷	**Growth Areas** • Corporate cards • Corporate loans, etc. ↑	**Growth Area** • Small-business loan guarantees / **Growth Area** • Introduction of new-type products ↑
		• Using our business lending knowledge • Group marketing • Systemizing customer appeal synergies	



Consumer Finance Business

Through a strategy of selection and concentration in our core consumer finance business, we promptly built a new income structure that conforms with the amended Money Lending Business Law.





Overview of the Consumer Finance Market

There has been little change in the overall size of the Japanese consumer finance market since the collapse of Japan's economic "bubble." The market segment that has shown the greatest growth is services provided by specialist consumer finance companies. According to data compiled by the Federation of Credit Bureaus of Japan, which registers information about users of consumer finance, the number of registrations has increased by approximately more than 80% over the past 10 years and reached 23.3 million at the end of March 2007.

Several factors have contributed to the growth of the specialist consumer finance market. First, many banks and non-banks have reduced their new lending because of the accumulation of non-performing loans in an environment of asset deflation following the collapse of the economic "bubble." Second, because they specialize in unsecured loans, consumer finance companies have been able to expand their business activities by enhancing their services to meet customer needs. Major consumer finance companies have developed expertise at all stages from lending and credit management to the management of receivables. They have also expanded their branch networks by installing automatic contract machines and opening unmanned outlets, and they have formed alliances with financial institutions and other organizations to strengthen their CD/ATM networks. Innovations such as these have helped to drive market expansion.

The Advantages of Major Specialist Consumer Finance Companies in a Changing Competitive Environment

The amended Money Lending Business Law was passed and promulgated in December 2006. Article 2 of the amended law took effect in December 2007.

With these changes to the law, specialist consumer finance companies, banks, credit sales and credit card companies and other market players are now competing fiercely for shares of the same market. However, while banks choose to limit their lending to customers in the middle-risk category or better, specialist consumer finance companies have also built expertise in the field of finance for high-risk borrowers. With their nationwide networks and emphasis on face-to-face marketing, specialist consumer finance companies also have a significant advantage over credit sales companies, which tend to have few branches and rely on non-contact marketing.

Another consequence of the changes to the law has been the elimination of smaller money lenders, which tend to have limited financial resources, through competition in the market. The market is evolving rapidly toward domination by a small number of major companies. This process is expected to cause temporary market disruptions, including a credit crunch resulting from the adoption of tighter lending criteria, and increases in the amount of non-performing loans and other factors. As shown in the diagram at right, the number of applications received by big four consumer credit companies has remained basically unchanged since the



Timetable for Introduction of Amended Money Lending Business Law

A key feature of the amended law, which was passed and promulgated in December 2006, is the fact that it will be enforced progressively in four stages. The basic timetable is as follows.

Stage 1—January 20, 2007
Penalties for unregistered lending were increased.

Stage 2—December 19, 2007
The amended law was renamed the "Money Lending Business Law." Other changes include the tightening of registration criteria for money lenders, the establishment of the Japan Financial Services Association as an authorized corporation, and the reinforcement of supervision through the introduction of the operational improvement order system.

Stage 3—Within 18 months of Stage 2 enforcement
Basic asset requirements will be increased, and a system of qualification examinations for money lending operatives will be established. Other changes will include the establishment of a designated credit bureau system.

Stage 4—Within 30 months of Stage 2 enforcement
The interest rate ceiling will be lowered, and restrictions on excessive lending will be tightened, including the abolition of the "gray-area" agreed-rate system, the introduction of limits on total lending, and the establishment of an obligation to investigate repayment capacity.

passage of the amended Money Lending Business Law, indicating that there has been no major shift in market demand. However, there has been a dramatic reduction in the number of contracts signed for new loans. This reflects the impact of changes in the credit stances of consumer finance companies.

This challenging transition will be a temporary phenomenon, however, and competition is expected to ease as the number of suppliers in the market declines. A reduction in credit risk is also anticipated, since there will be a reduction in the incidence of multiple indebtedness after the amended lending law takes full effect.

Applications at Big Four Consumer Loan Companies and Contracts Signed



■ Applications (thousands)
□ Contracts signed (thousands)
○ Percentage of contracts (%)
432
58.9
260
420
56.4
242
402
49.0
205
420
44.3
189
413
41.4
171
377
41.7
158
353
40.5
142
396
31.1
127
06/1Q
2Q
3Q
4Q
07/1Q
2Q
3Q
4Q

Strengthening Earning Performance in Our Core Business

Business conditions are likely to be difficult in the short-term perspective, but we believe that there will be important benefits for AIFUL as one of the survivors, and that we can look forward to a new growth phase in the medium- to long-term perspective. The consumer finance business will therefore remain the core business segment for the AIFUL Group.

AIFUL is moving quickly to adapt to the amended Money Lending Business Law by building business models and a business structure based on a management policy of selection and concentration. We are radically altering our existing cost structure by restructuring our branch network, rationalizing our workforce and reducing selling and administrative expenses. We are also taking prompt action to reduce the incidence of bad loans by applying more stringent lending criteria. Additionally, we have restructured our scoring system to reflect the changes caused by the introduction of the 20% interest rate ceiling. Other priorities include the development of new products, including semi-customized products to meet the specific needs of individual customers. We are using these measures to strengthen our competitiveness and improve our management efficiency.

Credit Card Business

We plan to concentrate LIFE's management resources into this segment, and to build corporate card services for small and medium-sized enterprises into a new income source alongside card services for individuals.

Japan's Credit Card Market

According to statistics compiled by the Japan Financial Services Association, there were 292.66 million credit cards in use in Japan at the end of March 2006. This is equivalent to 2–3 cards for every Japanese citizen.

The growing use of credit cards has been reflected in the level of transactions in the market, which has more than doubled from ¥15.9 trillion in 1990 to ¥42.3 trillion in 2006. This is equivalent to an average annual growth rate of 6%.

From a different perspective, credit cards still account for a relatively small percentage of total consumer spending in Japan at less than 15%, compared with over 20% in the United States. This reflects a strong preference for cash in Japan. Furthermore, around 90% of credit card debt is settled in full the following month through bank account payments. The revolving payment method, which is common in the United States, makes up only 10% of transactions in Japan. This is because, in Japan, credit users are required to declare at the time of purchase whether they will be paying in a lump sum or in installments, which is really a private matter. This uniquely Japanese system is thought to influence shoppers to opt for lump-sum payments.

In recent years, credit cards have become widely used to pay for on-line shopping, and credit cards themselves have become more versatile thanks to integration with other systems, such as IC cards and e-money. In addition, credit card payment is now accepted in areas in which cash was the traditional payment method, such as public utility charges, insurance premiums and payments to medical institutions. These changes are expected to increase the preference for credit cards as the primary means of payment and result in further market expansion.

Challenges for Credit Card Companies

Despite this market expansion, Japanese credit card companies will still face major challenges as amendments to Money Lending Business Law take effect. As noted above, revolving payment is still not common among Japanese credit card users, who still show an overwhelming preference for lump-sum payments. As a result, credit card companies earn most of their income from interest on cash advances, with card usage fees making only a small contribution. However, the structure of the consumer credit market has started to change following the introduction of maximum interest rates and limits on total lending, and credit



card companies will inevitably face competition from consumer credit companies in the area of cash advances. Credit card companies have few branches and rely mainly on non-contact marketing. They also have no specific advantage in terms of their lending expertise. To maintain their earning performance, credit card companies will need to maximize benefits of scale and create new income streams.

Turning Group Synergies into New Income Streams

The AIFUL Group's credit card business was launched by LIFE Co., Ltd. in 2001. LIFE has achieved sustained business expansion by using the AIFUL Group's credit expertise, and by radically restructuring its existing business operations. In the future, it will strengthen business fundamentals by modifying its cost structure to reflect changes in the competitive environment and by concentrating management resources on its core credit card business. In the area of consumer card services, LIFE intends to switch to a business model that avoids excessive reliance on the loan business. Its basic policies are to realize advantages of scale by expanding its cardholder base by developing a diverse range of affiliation cards, to improve card utilization rates by enhancing its services, and to encourage cardholders to use LIFE cards as their main credit cards.

AIFUL's group-level strategy calls for the expansion of corporate financial services. In line with this policy, LIFE is taking full advantage of its credit card settlement and credit capabilities to develop business card services for small and medium-sized enterprises.

Small-business credit cards are currently the most dynamic segment of the credit card industry in the United States. These flexible and convenient products, which can be used not only to make payments but also to meet urgent funding needs, are not yet widely used in Japan. LIFE has corporate card settlement systems and a business-customer base consisting mainly of affiliated merchants. In addition to these advantages, LIFE is also able to draw on the corporate scoring expertise developed by AIFUL Group business loan subsidiaries BUSINEXT and City's and should be able to achieve significant growth in its activities in this area.

We are determined to develop new markets and create new income sources by maximizing the synergy potential of the AIFUL Group.



Business Lending

AIFUL has identified medium-risk business lending as a growth field.
We are dynamically leveraging our resources and experience to expand our share of this market.

Massive Potential Demand in the Medium-risk Market

The AIFUL Group's main targets in the business lending market are small and medium-sized enterprises (SMEs) and sole proprietorships. According to the White Paper on Small and Medium Enterprises in Japan, which is published by the Small and Medium Enterprise Agency, there are approximately 5,200,000 SMEs employing 20 or fewer people (as of 2006). These businesses constitute a massive potential market for operating funds and other financial needs.

Traditionally, owners of SMEs have obtained low-interest finance from megabanks, local banks, shinkin (credit cooperative) banks and other sources, using assets, such as real estate, as collateral. Other possible sources for the financing needs of smaller businesses include high-interest loans, secured by guarantors, from specialist commercial money-lenders. However, banks have limited risk tolerance when lending to SMEs or sole proprietorships, and they have sought to reduce their non-performing loans by imposing increasingly demanding conditions, such as the provision of collateral or the maintenance of positive business performance. Banks are also unable to provide flexible, convenient solutions to urgent financing needs.

Commercial money-lenders, which specialize in high-risk lending, have been forced to rethink their business models and reduce credit costs by tightening their lending criteria, following the reduction of upper limits on interest rates. These factors are also limiting further market expansion.

There is enormous demand for finance, including operating funds, capital investment funds and business expansion funds, especially in the middle-risk segment of the business loan market. As this analysis indicates, however, these needs are not being adequately met.



New Approach Based on Unique Expertise

AIFUL CORPORATION began to market business loans in 1995 to diversify its products under its comprehensive financial services group strategy. Since then we have steadily expanded our activities in this area. We established BUSINEXT CORPORATION as a joint venture between AIFUL and Sumitomo Trust & Banking to develop the medium-risk market, and we acquired City's, a loan company specializing in the high-risk segment. Today, only the AIFUL Group offers multiple brands in the Japanese business loan market, has established lending expertise based on sophisticated corporate scoring systems, and maintains a branch network covering the whole of Japan.

In the future, we will focus in particular on the medium-risk market. Our goal is to maximize our potential as a group, including the resources and channels of AIFUL Group companies, by integrating group-wide marketing and customer attraction synergies. These policies will allow us to take full advantage of our accumulated expertise in the area of small and medium-sized enterprises and sole proprietorships, and to develop business lending into a second major source of income for the AIFUL Group.

Loan Guarantee Business

We will leverage synergies within the AIFUL Group to develop opportunities in the business loan guarantee segment.

Working in Partnership with Financial Institutions

Faced with a maturing consumer finance market and escalating competition over the past few years, major companies have begun to develop the loan guarantee business in partnership with financial institutions, as way of securing new customers.

Under this system, the partner financial institutions market loans as contact points for customer applications and lending, while consumer finance companies carry out credit checks and provides loan guarantees. By using consumer finance companies as guarantee contractors, financial institutions can avoid the risk of non-performing loans. They can also secure a reliable income stream simply by marketing loans over the counter to their customers. The advantages for specialist consumer financial companies include the opportunity to make effective use of their scoring expertise without using their own funds, as well as potential access to new customers—all the while helping their financial-institution partners earn money.

Our Advantage in the Business Loan Guarantee Market

The AIFUL Group provides unsecured consumer loan guarantees and business loan guarantees through AIFUL and its LIFE subsidiary. Rival companies also provide these services, but we are dynamically using the unique expertise of the AIFUL Group to build a position of advantage in the business loan guarantee market. As described on the previous page, there is enormous potential demand for lending to small and medium-sized enterprises, and there is little competition. AIFUL also has a major competitive advantage in this market because only the AIFUL Group has developed a scoring system for small and medium-sized enterprises.

AIFUL CORPORATION currently has business loan guarantee partnerships with 68 banks, and LIFE with 15. In the current year alone, these two AIFUL Group companies formed new partnerships with 21 banks. We are continuing to focus on the development of new products for this segment, and on the establishment of more partnerships.



Special Feature 2:

AIFUL Group's Proactive Involvement

AIFUL is determined to justify the confidence of its stakeholders by implementing CSR activities under a new structure.

We are putting our corporate philosophy into practice under a new CSR implementation structure.

The corporate philosophy of the AIFUL Group is to earn the support of the public with sincerity and hard work. We want to put this philosophy into effect by applying CSR principles to all of our activities. In March 2008, we adopted CSR activity guidelines requiring all employees to base their actions on a proper understanding of CSR. Our corporate philosophy is the cornerstone for CSR activities in five basic areas: management systems, workplaces and working environments, customer-focused initiatives, actions in response to environmental problems, and social contribution and harmony with communities. Our CSR promotion efforts are administered by the General Administration Department and the Public Relations Department, which provide coordination and support for activities throughout the AIFUL Group.

Strengthening corporate governance

The corporate governance structure is the foundation for CSR activities. We are working to build solid relationships of trust with all stakeholders, including our customers and shareholders by enhancing our systems and policies, by providing appropriate disclosure, and by developing high-quality management systems with a high standard of transparency.

In the year ended March 2008, we established the Risk Management Committee and expanded the Compliance Monitoring Department. Other improvements to our governance structure included the introduction of an executive officer system, and the establishment of a Corporate Auditors' Office.

We also adopted a Compliance Code of Conduct as a practical compliance guideline. These provide specific information about the attitudes and behavior required as business people with high ethical standards and a social conscience to meet the expectations of all stakeholders. We are now implementing various measures to inform all employees about these requirements.

Encouraging employees to achieve personal growth as citizens of the business community.

The reform process has only just begun, but there are already clear signs of changes in employee perceptions of CSR. Our continuing corporate growth depends on the ability of our employees to earn the trust of society by fulfilling their social responsibilities as citizens of the business community.

We will continue to expand and develop our CSR activities, and to enhance our corporate value by developing an environment in which all employees will experience enjoyment and pride through their work with the AIFUL Group.


General Meeting of Shareholders
Board of Auditors
Corporate Auditors (3)
(Outside Auditors (2))
Auditing
Board of Directors
Directors
(One-year term system)
Auditing
Independent Auditing Firm
Auditing
Sharing Information
Corporate Auditors' Office
Reporting
Group Compliance Committee
Compliance Committee
Chairperson: Representative Director
Members: Including Outside Attorneys
Reporting
Super-vision
Risk Management Committee
Chairperson: Representative Director (President)
Reporting
Reporting
Management of Operations
Management Committee
Reporting
Direction
Direction
Direction
Attorneys and Others
Advising / Replying
Compliance Monitoring Department
In-house Compliance Reporting Desk
Management Planning Head Office
• Information Management Office
• Risk Management Section
• Corporate Governance Department
Sharing Information
Gathering and Sharing Information
Public Relations Department
Investor Relations Section
Every Section
Compliance Officers
Customer Service Center
Shareholders and Others
Customers
Questions / Advice / Complaints
Internal Auditing
Internal Auditing Department (Including Group Auditing)
Auditing
Internal Auditing
Subsidiaries
Auditors of Each Company
Directors of Each Company

Corporate Philosophy
Earn the support of the public with sincerity and hard work

“*Major changes are occurring in employee attitudes toward compliance. Employees now take the initiative in offering opinions and ideas, and signs of the newly forming corporate culture emerge daily.*”

Director, Managing Executive Officer,
Compliance Monitoring Department
Shintaro Hashima



Management policies are the foundation of CSR commitment. CSR is driven by a management structure based on a corporate philosophy that encompasses corporate governance, compliance systems and risk management systems.

Management Systems

AIFUL's 10-Point Code of Conduct

- *Legal compliance*
  We pledge to act in accordance with laws, company rules and regulations, and the standards of public decency.
- *Group compliance*
  We will do our utmost to build an AIFUL Group that is respected by customers and society as a whole.

Management Systems

AIFUL's evolving corporate culture is firmly grounded on respect for compliance.

Q1. What is your basic stance on corporate governance?

Simply put, our priority is to maintain steady progress toward the implementation of our new corporate philosophy, which is to earn the support of the public with sincerity and hard work. In the past, our three core values were good faith, hard work and trust. To these we have added a fourth core value: gratitude. Gratitude is essential to our efforts to build a solid foundation of trust with all of our stakeholders, including our customers. These are the four cornerstones of our approach to corporate governance.

Q2. What are your thoughts on corporate governance?

The Compliance Monitoring Department is primarily responsible for compliance promotion. The specific activities of this unit include the proposal of compliance-related policies and the monitoring of progress. The Compliance Monitoring Department also convenes the monthly meetings of the Compliance Committee. The membership of the Compliance Committee includes outside experts and the corporate auditors. It deliberates on everything from issues with internal control systems to the prevention of problem recurrence.

In the year ended March 2008, we further strengthened our governance structure by introducing an executive officer system and establishing a risk management committee and the Corporate Auditors' Office. At present, we are considering individuals for appointment as outside directors.

Q3. How is compliance maintained in individual organizational units?

We have appointed compliance officers in every section. As of March 31, 2008, there were approximately 280 compliance officers. Their task is to strengthen compliance by promoting and monitoring compliance in the workplace and by submitting regular progress reports to the Compliance Monitoring Department.

Another workplace-level initiative is the "Executive Caravan" program. Under this program, executives visit workplaces to speak directly with employees. As of June 30, 2008, approximately 18 months after inception of the program, executives had made 861 workplace visits and met with a total of 9,046 employees.

Q4. How would you assess the effectiveness of these activities?

I sense a real change in the attitudes of both management and employees. To implement reforms, we must be sensitive to attitudes in the workplace. At the same time, management must convince employees personally that their commitment to change is genuine. We have these qualities. That is why our employees are actively putting forward opinions and ideas. Only by reconciling respect for compliance with the ability to earn profits, can we hope to improve our corporate value. I sense that we are now evolving a new corporate culture in which this will be possible, and I believe that we are making real progress toward a new growth phase.

Foundations of Corporate Culture


Corporate Philosophy
Four Cornerstones
Defining values
AIFUL Group Core Employee Values
Mental attitude
AIFUL's 10-Point Code of Conduct
Conduct guidelines
Compliance Code of Conduct
Business Code
Employment Principles

Workplaces and Working Environments

The recognition of people as our ultimate resource is reflected in our new human resource management policy and in the creation of new workplace environments.

Q1. What is your basic thinking on the role of people in the AIFUL Group?

In April 2007, we adopted our employment principles as guidelines for the human resource policies that we need in order to put our new management philosophy into practice and fulfill our action program commitment to the development of stimulating workplaces. We have identified three fundamental requirements in our employment principles. First, human resource policies, including deployment, evaluation, terms of employment and skill development, must be based on a systematic, long-term approach. Second, we must foster a workplace culture that allows employees to achieve personal growth through their work and experience a sense of motivation and achievement. Third, we must recognize people as our ultimate resource. These requirements also form the basis of the new human resource management system introduced in April 2008.

Q2. What are the central features of the new human resource management system?

I think the key concept is achieving a balance between gentleness and rigor. Under our new system, we are doing everything possible, including the enhancement of our employee welfare provisions, to ensure that our employees can work with peace of mind. At the same time, we have introduced qualifying exams for in-house advancement and objective and multifaceted appraisal processes. Our thinking on human resource management also emphasizes a long-term, planned approach. Our approach to employee transfers and skill development now reflects this long-term perspective, with systems in these areas taking account of the wishes and goals of employees.

Q3. What systems have to be established with the aim of creating workplaces in which employees can work with peace of mind?

I believe that enhancements to our employee welfare systems are significant in this regard. We support our employees totally through a range of measures, including child education allowances, assistance with house purchases and long-term employment bonuses. In the past, women tended to stay in employment for a relatively short period of time. Under our new systems, they will feel more confident to build careers, and that will add greater depth to our human resource pool. Our basic philosophy emphasizes long-term employment, and we want to develop working environments in which employees will feel confident to stay with us for many years.

Q4. What specific methods do you use to evaluate personnel?

The system we used in the past was weighted toward results-based evaluation. Basically, employees were evaluated on an absolute scale. We now recognize that there were problems with this approach, and we have introduced a goal management system that focuses on the work attitudes of employees. Goals are not imposed unilaterally from above. Instead, employees achieve growth by establishing and sharing goals in consultation with their supervisors. We not only evaluate numerical results, but also place emphasis on operational processes, such as, in the case of marketing personnel, for example, branch management and marketing skills and training of subordinates.

Q5. What effects have you seen from the new human resource management system?

Employees say that they are now communicating more with their supervisors, and that the mood in the workplace has changed. I feel that the environment has started to change. Basically, work should not be imposed by another, but rather created by oneself according to one's own thinking. We aim to foster this sense of independence, this ability to think, within our corporate environment. The new system was only recently introduced, but I expect to see real benefits in the near future.



"*AIFUL is developing an environment in which people feel confident to advance their careers after marriage or childbirth. This promotion of diversity in the workplace offers real advantages to women.*"

Personnel Department,
Recruitment Section
Kaori Matsuda

"*Goals should not be imposed from above. They should be adopted in partnership and achieved through shared effort. We want to create an environment in which individuals feel free to think for themselves and create their own work. From a long-term planning perspective, I believe that everyone wants to develop working environments in which they can enjoy a sense of motivation and achievement.*"

Manager, Personnel Department,
Recruitment Section
Norio Nakanishi



Employee satisfaction is a vital CSR indicator. The employment principles adopted in our new human resource management system seek to develop workplaces in which individuals can gain satisfaction and fulfillment.

AIFUL's 10-Point Code of Conduct

- *Building a fulfilling workplace*
We will create a workplace that provides a sense of purpose by respecting our co-workers as individuals and working to continue our own personal development.


Workplaces
and Working
Environments

"Putting the customer first is a fundamental principle for us. Our new business values reflect the views of countless front-line employees, and all employees are working together to put them into practice."

Kinki Loan Business Department,
Shijo-Omiya Branch
Keiko Tanaka



For Our Customers

Vital to CSR is the conduct of business based on our customer-first philosophy, always—through products to meet customers' needs, customer-influenced management policies and public information through the Liaison Group of Consumer Finance Companies.

AIFUL's 10-Point Code of Conduct

- *Customer first policy*
  The customer is our number-one priority—we will strive to provide appropriate services that offer customers peace of mind.

For Our Customers

Our new business values return us to the fundamental principle of putting the customer first, always.

Q1. Your philosophy is to "put the customer first, always." What does this mean?

The AIFUL Group's business could not exist without customers. That is why we have made the principle of putting the customer first the foundation stone of our philosophy. Unfortunately, in our haste to maximize our earnings, we have sometimes lost sight of this vital principle. We regret this, and we have decided to return to the basics by considering once again what putting the customer first really means. We intend to apply the customer-first principle to all facets of our business activities. By putting this philosophy into practice, we will earn the trust of our customers, and that will be reflected in higher corporate earnings. I believe that the customer-first principle is ultimately linked to the realization of our corporate philosophy of earning the support of the public with sincerity and hard work.

Q2. What is your basic stance on marketing activities?

As part of our current reform process, we have established new business values through intensive discussion of various issues, from the perspective of our customer-first philosophy, including our stance on business activities and the methods used. These business values are the starting point for customer-focused compliance and will be the model for all business activities. In keeping with this primary commitment to a customer-centered approach, our mission is to meet the needs of as many customers as possible.

In compiling our business values, we sought out the views of countless front-line employees through employee questionnaires and discussion sessions with branch managers. These initiatives were essential to the implementation of reforms affecting the entire corporate organization. The wishes of our employees are directly reflected in these policies, and I am determined to put them into effect in partnership with those employees.

Q3. What steps are you taking to reform your business activities?

We are applying our business values both from the bottom up and from the top down. On monthly compliance days, we hold seminars in all organizational units. There are also regular seminars for branch managers, who are responsible for front-line activities. In the year ended March 2008, we held a total of around 1,200 of these seminars. We have also introduced counselor training for employees in the specialist departments that handle repayment demands. There are in-house exams to monitor learning progress.

We are also working to implement our customer-first philosophy through bottom-up initiatives. For example, we have appointed customer satisfaction (CS) advisors at all business sites to identify areas requiring improvement from the perspective of front-line staff. We have produced customer-first checklists and held seminars on customer satisfaction and employee manners. Through activities such as these we are encouraging employees to apply our new business values to their thinking and actions.

Q4. How would you assess the results of these measures?

According to a survey of all employees held in November 2007, the percentage of employees who support what the AIFUL Group is trying to do has risen by over 10% in the past year to stand at over 80%. We received many positive comments from employees. Some emphasized that AIFUL's future success depends on the efforts of individual employees, while others said that we needed to surpass customer expectations with the quality of our services. There were also opinions and suggestions about future improvements. The survey results were indicative of a major shift in employee attitudes. We need to take these initiatives further. We also need to encourage self-motivated efforts based on a constant awareness of issues.

Contributing to the Environment and Society

We have a new awareness of corporate social responsibility, especially environmental and social contribution initiatives involving employee participation.

Q1. What is the positioning of environmental and social contribution activities in your CSR policy?

In March 2008, we adopted the CSR Promotion Policies as a framework for company-wide CSR activities. These policies cover five areas: management systems, workplaces and working environments, customer-focused initiatives, actions in response to environmental problems and social contribution and harmony with communities.

The first three of these five policies form the core of our CSR activities. We have implemented a variety of initiatives in these three areas as part of our recent management philosophy reform process, and we will continue to work in these areas. However, we have been less active in the other two areas—actions in response to environmental problems and social contribution and harmony with communities. We now see these areas as vital to the stimulation of interest in CSR activities, since employees can gain a real sense of personal involvement through participation. The General Administration Department also performs the role of a CSR Secretariat. In the future, the department intends to work in this capacity to promote a wide range of initiatives in which employees may become involved.

Q2. What actions have you taken in response to environmental problems?

One initiative that is becoming increasingly popular throughout the AIFUL Group is the Ecocap Movement[*1]. This activity began as an independent initiative by some individual departments. However, employees in other departments soon heard about it and began inquiring with the aim of starting up programs in their own departments. Today, the entire AIFUL organization is involved. Similarly, after Green Fund[*2] vending machines were installed in our head office, employees in other departments also began to ask for these machines in their workplaces. I see these activities as indicative of growing environmental awareness among individual employees.

We are also working to reduce CO_2 emissions. At our main business sites, we have implemented the "Cool Biz" program, an initiative by the Japanese Ministry of the Environment to reduce air conditioner use by allowing staff to remove ties and jackets in the summer months. Last year we cut emissions of CO_2 by around 170 tons compared to the level before the introduction of the program. We are continually expanding our environmental activities, which also include participation in the Team Minus 6% program as a way of contributing to the achievement of Japan's Kyoto Protocol obligation to cut its CO_2 emissions by 6% compared with the 1990 level.

Q3. What activities are you implementing under your policy on social contribution and harmony with communities?

For many years we have supported various public service organizations. In the future, we will take steps to clarify our stance and objectives. We also give priority to activities based on employee participation. Since summer 2007, we have carried out community clean-up projects in the area around our head office building. Local residents tell us they appreciate these efforts.

In October 2007, we introduced a voluntary activity leave system to support and encourage voluntary work by employees. One employee who took part in a voluntary program reported that he had gained a new awareness of the joy of being thanked for efforts. Many of our employees also participate in voluntary programs on weekends. We are actively supporting these activities and helping to create environment conducive to CSR participation by providing secretariat services.

Q4. What steps will you take in response to future challenges?

One challenge is to ensure that employees have a proper general understanding of CSR. Many people equate CSR with social contribution, but it is important to recognize that all corporate activities are CSR. We aim to focus on activities that will allow us to make a contribution to society within that framework.

*1. The aim of the Ecocap Movement is to collect and recycle the caps of PET bottles and to use the money raised to pay for polio vaccines for use in developing countries. At the end of April 2008, the AIFUL Group donated sufficient caps to pay for 361 doses of vaccine.

*2. Under this system, ¥10 is donated to the Green Fund for every eligible product purchased. The funds raised in this way are used for forest development activities, including tree planting and pruning.



"*We have adopted five clear policies on corporate social responsibility (CSR) activities. The large number of ideas put forward by employees in relation to environmental and social contribution activities is indicative of growing awareness. We value this input from our employees, and we will continue to expand and enhance our CSR activities.*"

General Affairs Department
Kiyotaka Miyamoto

To protect the global environment as a good corporate citizen, AIFUL Group participates in the Cool Biz and Warm Biz programs and sorts and recycles waste. We will continue to meet the needs of our customers and society.

AIFUL's 10-Point Code of Conduct

- *Contribution to society*
  We will delight in contributing to the betterment of society through our work.

Environmental Activities & Social Contribution

AIFUL CORPORATION

Establishing group-wide compliance systems and updated cost structures under new business models to take the AIFUL Group into a new growth phase.

Selection and Concentration with Increased Emphasis on Efficiency

As the core company, AIFUL CORPORATION accounts for over 60% of the Group's loan balance. In addition to unsecured loans, which are AIFUL's major business activity, AIFUL CORPORATION handles home equity loans and small business loans to sole proprietorships. We also provide loan guarantees for individuals and small businesses in partnership with other financial institutions.

We face escalating competition for unsecured loans from an influx of new players into the market from other industries. We are also affected by temporary market shrinkage caused by the enforcement of the amended Money Lending Business Law, the tightening of credit criteria by lenders, and the postponement of borrowing decisions by customers. However, customer needs still exist, and we believe that the market will stabilize again once the transition to the 20% interest rate ceiling is complete. The withdrawal of smaller lenders from the market is reducing the number of suppliers and benefiting the surviving lenders in a number of ways, including expanding loan balances and improved asset quality.

AIFUL CORPORATION is preparing to enter a new growth phase under a management strategy of selection and concentration. The aim of this strategy is to optimize the allocation of our management resources.

Overview of Business Performance in the Year Ended March 2008

In the year under review, we placed priority on the improvement of internal control systems for the entire AIFUL organization. Measures included reinforcement of our compliance management, and the development of new rules and regulations. We improved our cost structure, including consolidation of our branch network. At the same time, we added further strength to our new income structure by tightening lending criteria, bringing forward the schedule for reducing our maximum interest rate, and introducing new products, such as loans for specific purposes.

These measures were reflected in reduced revenue and higher income in the year ended March 2008. The balance of loans outstanding declined by 18.5% year on year to ¥1,058,879 million, and operating revenue was 22.5% lower at ¥233,039 million. However, ordinary income amounted to ¥22,191 million, and net income was ¥27,069 million.

The main reasons for lower revenue were a smaller top line resulting from the application of tighter lending criteria and the impact of lower interest rates. However, our cost restructuring efforts brought good progress toward the reduction of labor and other costs. In addition, our results were no longer affected by the extraordinary items recorded in the previous year, including the provision for substantial interest refund reserves. The dramatic reduction in operating expenses was reflected in higher income.

Segment Review

Loans

Looking beyond the temporary market disruption caused by the full implementation of the amended Money Lending Business Law, we moved early to reduce our future exposure to bad loans by implementing tighter lending criteria in October 2006. We maintained this stance in the year ended March 2008. As a result, the number of new loan contracts signed in the core category of unsecured loans declined by 25.7% year on year to 115,000, despite a 4.8% recovery in the number of new applications received, which totaled 324,000. The balance of loans outstanding also declined, with a 17.8% fall from the previous year's level to ¥817,824 million.

We radically revised our product designs and marketing methods for home equity loans and small business loans and adopted a more cautious lending stance. The balance of home equity loans declined by 19.4% year on year to ¥221,577 million, while the balance of small business loans was 32.2% lower at ¥19,477 million.

Credit Guarantees

We are working to strengthen our business infrastructure in this area, which we see as a future growth market. In the year ended March 2008, we expanded our involvement in loan guarantees for individuals and small businesses in partnership with financial institutions. We also launched a new scheme in partnership with chambers of commerce and industry and began to provide credit guarantees for members of those organizations.

In the year ended March 2008, we formed new partnerships with 11 financial institutions and provided guarantees for 44 companies in the area of unsecured loans to individuals, and for 68 companies in the unsecured small business loan category. While the balance of guarantees on loans to individuals declined by 8.8% to ¥34,826 million because of increased competition, AIFUL's unique knowledge of business lending helped it to increase the balance of small business loan guarantees by 3.2% to ¥21,397 million.

Progress on Cost Restructuring

In January 2007 we announced plans for the reorganization and cost restructuring of the AIFUL Group. In the year ended March 2008, we continued to review our branch strategy and personnel deployment under this plan, and the entire AIFUL organization worked to minimize operating expenses, including advertising costs and system development costs.

We closed 795 unmanned branches in the year under review, in addition to 410 manned outlets closed in the previous year. This total includes 266 branches with *Suguwaza* simplified auto-application machines. As a result, we have now largely reached our goal of 1,000 manned and unmanned outlets at the non-consolidated level. Any reduction in the number of branches inevitably affects customer convenience. To minimize the impact, we built up our network of ATMs and cash dispensers to 107,000 units as of March 2008 by aggressively partnering with financial institutions and convenience stores. We also maintained service quality by centralizing some branch operations in contact centers and increasing center staffing levels, and by improving efficiency and computerizing operations. These measures allowed us to reduce our workforce by 936 year on year to 3,472.

We worked aggressively to cut operating costs, including a reduction in advertising media achieved by reviewing our use of advertising media. We also cut system-related expenses by sharing systems with other AIFUL Group companies, and by curbing the development of new systems.

These cost restructuring measures allowed us to commence marketing of loans at rates of up to 18% interest to new customers from August 2007. We also stepped up marketing of low-interest products to existing quality customers, and the percentage of customers with unsecured loans provided by AIFUL CORPORATION (non-consolidated) at interest rates within the limits stipulated in the Interest Rate Restriction Law improved from 11% in March 2007 to 32% at the end of March 2008.

Cost Restructuring
—Changes in Operating Expenses
(Millions of Yen)


Advertising expenses
Commissions
Salaries
Office and land rents
Others
103,055
104,183
83,668
60,720
05/3
06/3
07/3
08/3

Note: Figures exclude financial expenses, credit costs and interest refund-related costs.

Outlook for the Year Ending March 2009

We expect challenging business conditions to persist in the year ending March 2009. Income will be affected by tighter lending criteria and lower interest rates, even as we face escalating competition for quality customers.

This situation is reflected in our forecast decline in the balance of outstanding loans by 14.8% to ¥902,511 million, and operating revenue by 24.2% to ¥176,676 million. However, income will start to benefit from our cost restructuring efforts, and we also expect to see indications that bad debt costs have peaked. We have ample resources to cover interest refunds, since we have already provided sufficient reserves to cover the full amount that could be incurred in the future. On this basis, we are predicting that ordinary income will increase by 17.2% year on year to ¥26,000 million, and net income by 14.3% to ¥30,931 million.

LIFE Co., Ltd.

Strengthening the credit card business and maximizing synergies by fully exploiting the potential of LIFE Card credit services and settlement functions within the Group.

Dynamic Expansion of Core Credit Card Business

LIFE Co., Ltd. is involved in the credit sales and credit card areas. Since becoming a subsidiary of AIFUL CORPORATION in March 2001, it has targeted three areas—credit card shopping, card cash advances and the new-style bank loan guarantee segment—achieving dynamic expansion and sustained growth.

In the year ended March 2008, LIFE continued to give priority to the restructuring of its business portfolio to maximize its earning performance and growth potential. Receivables outstanding in the business areas targeted for expansion, including credit card shopping, increased by 5.2% year on year to almost 60% of total receivables outstanding.

Recent changes to the law affected the per-item shopping loan business and the unsecured loan business. LIFE reviewed its cost structures in these areas and reduced receivables by about 5% year on year to a little more than 30% of its total receivables.

LIFE has decided to withdraw from business activities that contribute little to earnings, including traditional bank guarantees and auto loans. In the year under review, it reduced receivables in these areas to less than 10% of total receivables.

LIFE is a key element in the AIFUL Group's comprehensive financial services strategy. As of March 31, 2008, it accounted for 32.7% of the Group's total receivables and 29.3% of its operating revenue.

Overview of Performance in the Year Ended March 2008

LIFE's results for the year under review show lower revenue but higher income. The balance of receivables outstanding declined by 9.0% from the previous year's level to ¥653,045 million, while operating revenue was 6.8% lower at ¥120,667 million. Ordinary income amounted to ¥5,183 million, and net income was ¥3,427 million.

Despite strong growth in the credit card segment, revenue declined, partially as a result of the introduction of the new 18% interest rate ceiling for new or additional cash advances made from December 2007 onwards. Another factor was the continuing application of stringent credit criteria to loans provided through LIFE Cashing Plazas. Revenue was also affected by reductions in per-item shopping loans. Factors contributing to the increase in income included lower credit-related costs, especially interest refunds and bad loan charge-offs, as well as the reduction of operating expenses through cost restructuring.

Credit Cards

LIFE enhanced customer services by issuing affinity cards with a wide range of partners, including major medical institutions and companies in industries ranging from distribution to temporary staffing. Other improvements included extending the validity of

Changes in Business Portfolio



Credit card shopping
Credit card cash advances
Bank loan guarantees (new products)
Cash Plaza
Per-item shopping loans
Partners (auto loans, etc.)
Housing loans
Bank loan guarantees (previous products)
Others
Downsizing businesses 40.2%
Growth businesses 31.8%
Stable businesses 28.0%
01/3
Total Receivables Outstanding
¥606,313 million
Downsizing businesses 9.1%
Growth businesses 57.3%
Stable businesses 33.6%
08/3
Total Receivables Outstanding
¥653,045 million

awarded points, the reduction of cash advance interest rates, and strengthened security systems. LIFE also added a new service to its proprietary LIFE Card, which can now be used with NTT DOCOMO's iD™ buy-now-pay-later e-money service.

In the year ended March 2008, LIFE issued 1.84 million new LIFE Cards. There was a net increase of 750,000 cardholders, bringing the total to 14.81 million. LIFE also worked to increase card usage and encourage cardholders to make LIFE Cards their main cards. Initiatives included a campaign to encourage paying utility bills using LIFE Cards and the establishment of the LIFE Be Store, an Internet shopping site established in collaboration with an IT company. Purchases from the LIFE Be Store can only be paid for using a LIFE Card. Credit card shopping transaction volume in the year under review increased by 18.4% year on year to ¥664,791 million. This is the sixth consecutive year of double-digit growth.

Per-item Shopping Loans

The entire market is shrinking because of tighter regulatory requirements for lenders by changes to the Installment Sales Law intended to raise consumer protection. LIFE anticipated these shifts in the external environment and implemented major changes in its rules for business with affiliated merchants, including tougher screening criteria, in the previous year. In the year ended March 2008, it strengthened screening criteria as part of its efforts to provide quality services in the area of per-item shopping loans. As a result of these measures, per-item shopping loan transactions declined by 65.1% year on year to ¥11,341 million.

Loan Guarantees

LIFE established new partnerships with ten financial institutions amid continuing efforts to expand sales of its products, including its new LIFE Business Loan guarantees. In the year ended March 2008, LIFE provided guarantees for 131 companies in the area of unsecured loans to individuals, and for 15 companies in the business loan category. However, the total balance of loan guarantees declined by 11.5% year on year to ¥73,486 million. The decline resulted in part from the reduction of the balance of traditional bank guarantees, which made a limited contribution to earnings, and a flat trend in the acquisition of business based on new-type products.

Loans

LIFE reviewed its lending criteria in the year ended March 2008. It also continued its efforts to attract new customers for the enhanced product line-up introduced in the previous year, including business loans secured by real estate, and loans for specific purposes. Under the AIFUL Group's business rationalization strategy, LIFE took over approximately ¥21,339 million in receivables from four consumer finance subsidiaries of AIFUL Group in December 2007. The balance of loans outstanding declined by 4.1% year on year to ¥380,191 million.

Outlook for the Year Ending March 2009

In the year ending March 2009, LIFE will continue to focus on the improvement of customer services with the aim of encouraging cardholders to use the LIFE Card as their main card. LIFE also plans to enhance its online registration system and actively market high-use proprietary cards. One of LIFE's advantages over rival companies is its branch network, and it will actively leverage this resource to attract new affiliated merchants and card tie-up partners. LIFE will also continue to develop future income sources by using the corporate lending know-how of the AIFUL Group to add credit and payment functions to the LIFE Card, and by actively promoting corporate card services for small and medium-sized enterprises.

However, external conditions are likely to remain difficult because of law changes and other factors. Tighter lending criteria will cause the loan balance to decline, and earnings will also be affected by interest rate cuts. In the year ending March 2009, both revenue and income are expected to decline, with the balance of loans outstanding falling by 5.2% year on year to ¥618,992 million, and operating revenue by 17.1% to ¥100,091 million. Ordinary income is projected to decline by 42.1% to ¥3,000 million, and net income by 57.6% to ¥1,453 million.

Businext

BUSINEXT CORPORATION

BUSINEXT has used its unique credit know-how to build a business based on medium-risk business lending.

Financial Services for Medium-risk Business Owners

BUSINEXT, which specializes in financial services for medium-risk business owners, was established in January 2001 as a joint venture between AIFUL and Sumitomo Trust & Banking, with AIFUL owning 60% of shares and Sumitomo Trust & Banking 40%. Since its establishment, BUSINEXT has maintained steady growth driven by expanding demand. Currently its customer base includes approximately 44,000 small and medium-sized businesses and sole proprietorships.

A deteriorating business environment for small and medium-sized companies and a sharp rise in the number of bankruptcies have created challenging conditions in the small business lending market. However, there is still substantial latent demand for operating funds, and this segment is seen as an extremely promising business area in the medium- to long-term perspective. The AIFUL Group has identified this segment as a growth business. BUSINEXT will maintain a cautious stance while continuing to build its business base to support future expansion.

Unique Business Model Geared toward Timely Lending

BUSINEXT's most important advantage is a unique business model designed to support the timely provision of unsecured, non-guaranteed loans. Knowledge and experience accumulated since its establishment have allowed BUSINEXT to develop an advanced scoring system for sole proprietorships and small and medium-sized enterprises (SMEs). Lending decisions are based on comprehensive assessments that include not simply business size and past performance, but also the financial position and management character of each business. BUSINEXT provides timely solutions to a wider range of customer needs, with decisions taking as little as three days for its flagship Card Loan and Business Loan products.

In addition to non-contact marketing, such as conventional direct mail methods, BUSINEXT also emphasizes face-to-face marketing with customers who visit its 10 branches in major cities. By combining these two marketing methods, BUSINEXT is able to differentiate its services from those provided by banks and specialist commercial lenders, reduce operating costs and maintain and improve customer satisfaction.

Overview of Business Performance in the Year Ended March 2008

In the year under review, BUSINEXT responded to a deteriorating business outlook for SMEs by cutting advertising costs and maintaining a cautious lending stance. This timely adaptation to a changing environment also included an increased emphasis on the marketing of home equity loans, which provide greater security.

Revenue was higher, but income was lower in the year ended March 2008. The balance of loans outstanding increased by 1.0% year on year to ¥83,192 million, and operating revenue by 1.7% higher to ¥11,348 million. Ordinary income was adversely affected by customer loan defaults and other factors, and there was a 76.5% year-on-year decline to ¥263 million, while net income was 87.9% lower at ¥79 million.

Conditions are expected to remain difficult, with market upheaval causing slower growth in the loan balance and persistently high bad loan charge-offs, among other effects. These factors are reflected in a forecast of reduced revenue and income in the year ending March 2009. The loan balance is expected to increase by 1.9% year on year to ¥84,803 million. Operating revenue is expected to decline by 3.5% to ¥10,946 million, ordinary income by 66.6% to ¥88 million, and net income by 72.3% to ¥22 million. However, BUSINEXT has already taken steps to meet current challenges, including the reinforcement of initial recovery operations through the allocation of additional personnel to receivables management. It has also improved its scoring system. The effects of these measures, combined with the easing of market upheavals, are expected to bring a return to growth.

City's

City's Corporation

City's is developing new approaches to business by combining group synergies with its accumulated knowledge and experience in the field of lending to sole proprietorships and small and medium-sized enterprises.

Specialist in High-risk Business Lending

A consolidated subsidiary since October 2002, City's specializes in high-risk lending, including business loans and home equity loans, to sole proprietorships and small and medium-sized businesses. Under AIFUL's comprehensive financial services strategy, it complements BUSINEXT's medium-risk business lending.

City's line-up provides two key advantages. One is convenient, customer-focused financial products for sole proprietorships and small and medium-sized businesses that would otherwise be unable to obtain adequate financing because of credit risk or other factors. The other is high-quality service from loan assistants assigned directly to individual customers. Its flagship product is the Business Loan, which is backed by years of experience and advanced screening expertise. City's has also used the AIFUL Group's corporate scoring know-how to develop the Super Business Loan, a low-interest product with no guarantor requirement. Another popular City's service based on AIFUL's expertise is home equity lending to businesses.

Overview of Business Performance in the Year Ended March 2008

City's is preparing for the effects of the amended Money Lending Business Law by reviewing its branch strategy and personnel deployment as part of the AIFUL Group's cost restructuring plans. It is also shifting from door-to-door marketing to mass marketing and building new income structures in partnership with other organizations, including commercial and industrial associations.

Despite the tighter lending criteria in the year ended March 2008, the balance of loans outstanding increased by 3.1% year on year to ¥60,147 million. This reflects an increased emphasis on home equity loans, which provide enhanced security, and the aggressive expansion of business based on partnerships with various organizations. However, the rising percentage of low-interest products in the loan portfolio caused operating revenue to decline by 27.9% to ¥9,766 million. Operating expenses were reduced through cost restructuring, but City's adopted a conservative stance on provision for loan-loss reserves because of the persistently high level of non-performing loans. These and other factors were reflected in an ordinary loss of ¥1,344 million and a net loss of ¥1,621 million.

While business conditions are likely to remain difficult in the year ending March 2009, the incidence of non-performing loans is expected to decline, leading to a reduction in credit costs. In addition, the benefits of cost restructuring and business model changes are expected to emerge. On this basis, City's is predicting that its balance of loans outstanding will increase by 10.0% to ¥66,164 million, and its operating revenue by 10.9% to ¥8,702 million. Both ordinary income and net income are expected to return to positive figures at ¥1,405 million and ¥1,467 million respectively.

Business-lending Loans Outstanding
(Millions of Yen)



BUSINEXT
City's
47,622
45,673
73,110
67,857
82,328
58,316
83,192
60,147
84,803
66,164
05/3
06/3
07/3
08/3
09/3 (E)

Board of Directors, Corporate Auditors and Executive Officers



Directors

Director	Director	Director	Director	President and CEO Representative Director	Representative Director	Director	Director	Director	Director
Masami Munetake	Nobuyuki Wakuta	Masayuki Sato	Shintaro Hashima	Yoshitaka Fukuda	Taichi Kawakita	Kazuyuki Isono	Tsuneo Sakai	Yoshinobu Takaishi	Yasuo Hotta

Corporate Auditors

Outside Standing Corporate Auditors
Masanobu Hidaka
Norio Onishi

Standing Corporate Auditor
Kenichi Kayama

Executive Officers

President and CEO
Yoshitaka Fukuda

Senior Executive Officer
Taichi Kawakita

Managing Executive Officers
Shintaro Hashima
Masayuki Sato
Tsuneo Sakai
Nobuyuki Wakuta
Yoshinobu Takaishi

Executive Officers
Masami Munetake
Yasuo Hotta
Yasutaka Fukuda
Kazumitsu Oishi

Executive Officers
Tsuguo Nakagawa
Akira Takami
Yasuo Shiozawa
Minoru Kobayashi
Isao Okada
Itaru Sato
Masayuki Noda



Contents

34 SIX-YEAR SUMMARY

36 FINANCIAL DATA

36 AIFUL GROUP

38 AIFUL CORPORATION

40 LIFE Co., Ltd. (Managed Asset Basis)

42 BUSINEXT CORPORATION

43 City's Corporation

44 MANAGEMENT'S DISCUSSION AND ANALYSIS

44 CONSOLIDATED RESULTS OF OPERATIONS

47 BALANCE SHEET

50 NON-CONSOLIDATED RESULTS OF OPERATIONS

58 RISK FACTORS

SIX-YEAR SUMMARY

AIFUL Corporation and Consolidated Subsidiaries Years ended March 31	2003	2004	2005
FOR THE YEAR:			
Total income	451,168	479,473	520,737
Total expenses	343,715	375,659	391,295
Credit costs	138,479	157,349	155,466
Income (Loss) before income taxes and minority interests	107,453	103,814	129,442
Income taxes	47,426	41,016	53,015
Deferred income taxes	(10,129)	(5,158)	11,990
Net income (loss)	59,911	62,548	75,723
AT YEAR-END:			
Loans	1,670,782	1,786,940	1,995,622
Bad debts	120,399	149,826	175,136
Loans in legal bankruptcy	20,830	28,637	31,020
Nonaccrual loans	39,897	52,452	60,283
Accruing loans contractually past due three months or more as to principal or interest payments	16,503	17,820	21,049
Restructured loans	43,169	50,917	62,784
Total assets	2,282,113	2,332,761	2,574,286
Allowance for bad debts	132,130	145,757	159,483
Total liabilities	1,792,093	1,780,575	1,951,548
Interest-bearing debt	1,504,969	1,513,812	1,673,458
Minority interests	4,029	4,682	5,385
Total equity	485,991	547,504	617,353
PER SHARE DATA (YEN):			
Basic net income (loss)	425.06	440.65	533.57
Diluted net income	—	—	533.53
Total equity	3,428.97	3,863.06	4,358.69
Cash dividends	60	60	60
RATIO (%):			
Equity ratio	21.3	23.5	24.0
ROE	13.2	12.1	13.0
ROA	2.8	2.7	3.1
OTHER DATA:			
Number of shares outstanding at year-end	94,690,000	94,690,000	142,035,000
Number of employees at year-end	6,123	5,969	6,510

(Reference)	2003	2004	2005
Operating revenue	449,458	473,458	518,416
Ordinary income (loss)	111,797	112,446	135,294

(Millions of yen)

2006	2007	2008
548,818	501,009	402,389
436,045	873,272	371,491
166,047	447,375	155,930
112,773	(372,263)	30,898
45,375	40,529	3,275
(145)	24,734	(3,251)
65,827	(411,251)	27,434
2,124,017	1,912,689	1,598,706
203,800	328,046	343,768
33,446	43,008	46,895
80,721	180,819	189,721
27,564	36,665	29,351
62,069	67,554	77,801
2,790,969	2,214,559	2,041,128
171,715	407,573	330,415
2,102,310	1,957,415	1,716,608
1,792,746	1,530,262	1,354,089
6,965	5,420	5,604
681,694	257,145	324,521
464.84	(2,903.85)	190.77
464.69	—	186.86
4,813.45	1,777.44	1,909.46
60	60	40
24.4	11.4	15.6
10.1	(88.1)	9.6
2.5	(16.4)	1.3
142,035,000	142,035,000	167,475,000
6,675	6,477	5,138

2006	2007	2008
549,548	499,031	405,784
126,964	(163,092)	32,066

Notes

1. Starting in 2003, equity per share, net income per share, and diluted net income per share were calculated based on the Accounting Standard for Earnings Per Share (Accounting Standard No. 2) and the Implementation Guidance for Accounting Standard for Earnings Per Share (Implementation Guidance for Accounting Standard No. 4).
2. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 47,345,000 shares.
3. Net income and total equity per share for all the fiscal years shown in the table through March 2005 were calculated as if the May 23, 2005 stock split had been implemented at the beginning of the term.
4. On February 28, 2008, 25,440,000 new shares were issued through allocation of new shares to a third party.

FINANCIAL DATA

AIFUL GROUP

TOTAL RECEIVABLES OUTSTANDING (Managed Asset Basis)

(Millions of yen)


3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
04
05
06
07
08
Unsecured
Home Equity
Other
Small Business
Credit Card Shopping Loans
Per-item Shopping loans
Loan Guarantees

(Millions of yen)

	2004	2005	2006	2007	2008
Total Receivables Outstanding	2,299,023	2,523,947	2,681,746	2,369,586	1,999,414
Loans	1,907,655	2,095,202	2,232,418	1,985,263	1,665,682
Unsecured	1,477,430	1,622,032	1,708,119	1,537,905	1,278,001
Home Equity	346,183	352,214	357,025	291,716	246,520
Small Business	84,042	120,956	167,274	155,642	141,161
Credit Card Shopping Loans	71,528	79,623	101,135	127,222	127,678
Per-item Shopping Loans	176,024	197,226	183,907	112,518	62,808
Loan Guarantees	133,611	141,407	153,767	141,930	129,713
Other	10,206	10,489	10,520	12,652	13,534

TOTAL INCOME/NET INCOME

(Millions of yen)


600,000
450,000
300,000
150,000
0
80,000
60,000
40,000
20,000
0
-500,000
04
05
06
07
08
Interest on loans
Credit Card Shopping Loans
Per-item Shopping loans
Loan Guarantees
Other
Net Income

(Millions of yen)

	2004	2005	2006	2007	2008
Total Income	479,473	520,737	548,818	501,009	402,389
Interest on Loans	429,513	466,430	491,358	448,662	356,435
Unsecured	358,142	387,839	405,308	374,839	300,887
Home Equity	55,022	56,531	56,144	43,575	31,959
Small Business	16,348	22,059	29,904	30,247	23,590
Credit Card Shopping Loans	8,140	9,091	11,275	12,754	14,948
Per-item Shopping Loans	15,508	17,201	17,676	12,998	6,912
Loan Guarantees	5,562	7,088	8,668	9,187	8,548
Other	20,750	20,927	19,841	17,408	15,546
Net Income (loss)	62,548	75,723	65,827	(411,251)	27,434

TOTAL ASSETS

(Millions of yen)


3,000,000
2,000,000
1,000,000
0
04
05
06
07
08

(Millions of yen)

	2004	2005	2006	2007	2008
Total Assets	2,332,761	2,574,286	2,790,969	2,214,559	2,041,128
ROA (%)	2.7	3.1	2.5	(16.4)	1.3

ROA = Net Income/Total Assets (average) x 100 (%)

TOTAL EQUITY

(Millions of yen)



800,000
600,000
400,000
200,000
0
04
05
06
07
08

(Millions of yen)

	2004	2005	2006	2007	2008
Total Equity	547,504	617,353	681,694	257,145	324,521
ROE (%)	12.1	13.0	10.1	(88.1)	9.6

ROE = Net Income/Total Equity (average) x 100 (%)

AVERAGE RATE OF BORROWINGS

(%)



3
2
1
04
05
06
07
08
Average Rate of Borrowings
Indirect
Direct

(%)

	2004	2005	2006	2007	2008
Average Rate of Borrowings	1.72	1.60	1.55	1.80	1.78
Indirect	1.86	1.68	1.71	2.03	2.15
Direct	1.55	1.48	1.33	1.51	1.44
Long-term Prime Rate (Reference)	1.65	1.65	2.10	2.20	2.10
Share of Indirect	56.2	60.2	56.8	55.7	46.8
Share of Direct	43.8	39.8	43.2	44.3	53.2

NUMBER OF CUSTOMER ACCOUNTS

(Thousands)



4,000
3,000
2,000
1,000
0
04
05
06
07
08
Unsecured
Home Equity
Small Business

(Thousands)

	2004	2005	2006	2007	2008
Number of Customer Accounts	3,520	3,796	3,899	3,548	3,067
Unsecured	3,367	3,619	3,696	3,367	2,911
Home Equity	94	100	105	87	73
Small Business	59	78	99	93	83
Credit Card Holders	11,051	11,967	13,096	14,066	14,819
Per-item Shopping Loans Accounts	740	810	634	459	292

AIFUL CORPORATION

LOANS OUTSTANDING

(Millions of yen)



1,600,000
1,200,000
800,000
400,000
0
04
05
06
07
08
Unsecured
Home Equity
Small Business

(Millions of yen)

	2004	2005	2006	2007	2008
Loans Outstanding	1,451,638	1,471,767	1,512,717	1,298,612	1,058,880
Unsecured	1,081,058	1,093,663	1,133,083	995,077	817,825
Home Equity	342,637	345,180	341,153	274,787	221,577
Small Business	27,943	32,924	38,481	28,747	19,478

TOTAL INCOME/NET INCOME

(Millions of yen)



400,000
320,000
240,000
160,000
80,000
0
-400,000
100,000
80,000
60,000
40,000
20,000
0
04
05
06
07
08
Unsecured
Home Equity
Small Business
Other
Net Income

(Millions of yen)

	2004	2005	2006	2007	2008
Total Income	340,224	347,157	350,933	309,698	239,629
Interest on Loans	326,979	330,529	333,541	292,669	224,707
Unsecured	265,959	266,930	269,986	243,614	190,230
Home Equity	54,663	55,875	54,560	41,424	29,809
Small Business	6,355	7,722	8,994	7,631	4,668
Other	13,245	16,628	17,392	17,029	14,922
Net Income (Loss)	53,086	67,301	50,382	(359,399)	27,069

TOTAL ASSETS

(Millions of yen)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
04
05
06
07
08

(Millions of yen)

	2004	2005	2006	2007	2008
Total Assets	1,870,076	2,033,547	2,204,483	1,660,827	1,535,958
ROA (%)	2.8	3.4	2.4	(18.6)	1.7

TOTAL EQUITY

(Millions of yen)



800,000
600,000
400,000
200,000
0
04
05
06
07
08

(Millions of yen)

	2004	2005	2006	2007	2008
Total Equity	522,905	584,308	632,917	255,005	322,016
ROE (%)	10.7	12.2	8.3	(81.0)	9.4

AVERAGE INTEREST RATIO

(%)



30
20
10
0
04 05 06 07 08
Average Interest Ratio
Unsecured
Home Equity
Small Business

(%)

	2004	2005	2006	2007	2008
Average Interest Ratio	22.8	22.6	22.4	20.8	19.1
Unsecured	24.8	24.6	24.2	22.9	21.0
Home Equity	16.4	16.3	15.9	13.5	12.0
Small Business	25.3	25.4	25.2	22.7	19.4

NUMBER OF CUSTOMER ACCOUNTS

(Thousands)



2,500
2,000
1,500
1,000
500
0
04 05 06 07 08
Unsecured
Home Equity
Small Business

(Thousands)

	2004	2005	2006	2007	2008
Number of Customer Accounts	2,246	2,215	2,187	1,894	1,593
Unsecured	2,131	2,091	2,058	1,789	1,509
Home Equity	94	99	102	84	70
Small Business	21	25	28	22	15

NEW ACCOUNTS



500,000
400,000
300,000
200,000
100,000
0
04 05 06 07 08
Unsecured
Home Equity
Small Business

(Accounts)

	2004	2005	2006	2007	2008
New Accounts	388,036	376,024	370,593	156,350	115,629
Unsecured	355,619	343,536	338,052	155,182	115,298
Home Equity	24,222	23,405	23,258	770	277
Small Business	8,195	9,083	9,283	398	54

BAD DEBT CHARGE-OFFS/RATIO OF BAD DEBT CHARGE-OFFS

(Millions of yen/%)



200,000
150,000
100,000
50,000
0
20
15
10
5
0
04 05 06 07 08
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen/%)

	2004	2005	2006	2007	2008
Bad Debt Charge-offs	97,458	96,224	98,256	138,602	160,168
Unsecured	86,507	83,436	83,143	121,558	138,799
Home Equity	9,612	10,800	12,645	12,931	16,365
Small Business	1,339	1,987	2,467	4,113	5,005
Ratio of Bad Debt Charge-offs (%)	6.71	6.54	6.50	10.67	15.13
Unsecured	8.00	7.63	7.34	12.22	16.97
Home Equity	2.81	3.13	3.71	4.71	7.39
Small Business	4.79	6.04	6.41	14.31	25.69

LIFE Co., Ltd. (MANAGED ASSET BASIS)

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)



800,000
600,000
400,000
200,000
0
04
05
06
07
08
Installment Receivables
Loans (Cash Advance)
Loan Guarantees
Other

(Millions of yen)

	2004	2005	2006	2007	2008
Total Receivables Outstanding	702,202	751,553	779,560	717,884	653,045
Installment Receivables	247,143	276,745	285,018	229,735	190,485
Loans (Cash Advance)	339,137	367,459	394,776	396,260	380,191
Loan Guarantees	106,290	98,226	91,450	83,013	73,486
Other	9,627	9,121	8,315	8,876	8,882

OPERATING REVENUE/NET INCOME

(Millions of yen)



200,000
150,000
100,000
50,000
0
20,000
15,000
10,000
5,000
0
-50,000
04
05
06
07
08
Installment Receivables
Loans (Cash Advance)
Loan Guarantees
Other
Net Income

(Millions of yen)

	2004	2005	2006	2007	2008
Operating Revenue	113,738	123,881	133,936	129,479	120,667
Installment Receivables	24,415	26,870	29,493	26,618	22,516
Loans (Cash Advance)	78,815	84,919	91,305	91,342	86,436
Loan Guarantees	3,842	4,044	4,241	4,134	3,809
Other	6,664	8,045	8,894	7,383	7,904
Net Income (Loss)	16,131	10,679	14,028	(43,313)	3,427

TOTAL ASSETS

(Millions of yen)



1,000,000
800,000
600,000
400,000
200,000
0
04
05
06
07
08

(Millions of yen)

	2004	2005	2006	2007	2008
Total Assets	772,658	810,567	830,548	753,464	692,764
ROA (%)	2.1	1.3	1.7	(5.5)	0.5

TOTAL EQUITY

(Millions of yen)



160,000
120,000
80,000
40,000
0
04
05
06
07
08

(Millions of yen)

	2004	2005	2006	2007	2008
Total Equity	106,486	117,163	131,407	87,992	91,298
ROE (%)	16.4	9.5	11.3	(39.5)	3.8

AVERAGE YIELD


(%)
30
20
10
0
04
05
06
07
08
Average Yield
Installment Receivables
Loans (Cash Advance)
Loan Guarantees

(%)

	2004	2005	2006	2007	2008
Average Yield	16.4	16.9	17.3	17.1	17.4
Installment Receivables	9.5	9.8	9.8	9.9	10.5
Loans (Cash Advance)	24.3	24.0	24.0	23.0	21.7
Loan Guarantees	3.4	4.0	4.5	4.7	4.9

PURCHASE RESULTS


(Millions of yen)
160,000
120,000
80,000
40,000
0
1,000,000
750,000
500,000
250,000
0
04
05
06
07
08
Per-item Shopping Loans
Credit Card

(Millions of yen)

	2004	2005	2006	2007	2008
Per-item Shopping Loans	118,131	135,646	107,974	32,528	11,341
Credit Card	543,507	597,314	706,274	796,600	877,126
Credit Card Shopping Loans	318,115	373,130	470,896	561,299	664,791
Credit Card Cashing Loans	225,392	224,184	235,378	235,301	212,335

NUMBER OF CARDHOLDERS


(Thousands)
15,000
10,000
5,000
0
04
05
06
07
08
LIFE Proper Card
Affinity Cards

(Thousands)

	2004	2005	2006	2007	2008
Number of Cardholders	11,032	11,916	13,096	14,065	14,819
LIFE Proper Card	1,625	1,710	1,820	1,961	2,071
Affinity Cards	9,406	10,205	11,276	12,103	12,748

BAD DEBT CHARGE-OFFS/RATIO OF BAD DEBT CHARGE-OFFS


(Millions of yen/%)
50,000
40,000
30,000
20,000
10,000
0
10
8
6
4
2
0
04
05
06
07
08
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen/%)

	2004	2005	2006	2007	2008
Bad Debt Charge-offs	35,566	36,658	37,266	44,498	48,275
Credit Card Shopping Loans	2,412	2,115	1,978	2,451	2,986
Credit Card Cashing Loans	12,823	13,141	12,636	15,220	19,494
Per-item Shopping Loans	6,067	4,994	5,363	7,029	4,026
LIFE Cash Plaza (Unsecured Loans)	10,570	11,445	12,182	15,302	18,814
Ratio of Bad Debt Charge-offs (%)	5.06	4.88	4.78	6.20	7.39
Credit Card Shopping Loans	3.37	2.66	1.96	2.09	2.34
Credit Card Cashing Loans	6.32	6.28	5.72	6.62	8.79
Per-item Shopping Loans	3.45	2.53	2.92	6.25	6.41
LIFE Cash Plaza (Unsecured Loans)	7.80	7.26	7.03	9.28	12.01

BUSINEXT CORPORATION

LOANS OUTSTANDING

(Millions of yen)



100,000
80,000
60,000
40,000
20,000
0
04 05 06 07 08

(Millions of yen)

	2004	2005	2006	2007	2008
Loans Outstanding	27,592	47,622	73,111	82,329	83,192

OPERATING REVENUE/NET INCOME

(Millions of yen)



12,000
9,000
6,000
3,000
0
6,000
4,500
3,000
1,500
0
-1,500
04 05 06 07 08
Operating Revenue
Net Income

(Millions of yen)

	2004	2005	2006	2007	2008
Operating Revenue	3,015	5,456	8,636	11,160	11,349
Net Income (Loss)	(1,037)	601	2,426	652	79

NUMBER OF CUSTOMER ACCOUNTS/LOANS OUTSTANDING PER ACCOUNT

(Thousands/Thousands of yen)



50
40
30
20
10
0
2,000
1,600
1,200
800
400
0
04 05 06 07 08
Number of Customer Accounts
Loans Outstanding per Account

(Thousands/Thousands of yen)

	2004	2005	2006	2007	2008
Number of Customer Accounts	23	33	42	45	44
Loans Outstanding per Account	1,203	1,455	1,732	1,831	1,875

NEW ACCOUNTS



20,000
15,000
10,000
5,000
0
04 05 06 07 08

	2004	2005	2006	2007	2008
New Accounts	12,845	13,714	15,105	9,092	7,113

AVERAGE INTEREST RATE

(%)



20
15
10
5
0
04 05 06 07 08

(%)

	2004	2005	2006	2007	2008
Average Interest Rate	15.3	15.1	15.0	14.9	14.6

RATIO OF BAD DEBT CHARGE-OFFS

(%)



10
8
6
4
2
0
04 05 06 07 08

(%)

	2004	2005	2006	2007	2008
Ratio of Bad Debt Charge-offs	3.6	3.3	2.9	4.3	6.4

City's Corporation

LOANS OUTSTANDING

(Millions of yen)


80,000
60,000
40,000
20,000
0
04
05
06
07
08

(Millions of yen)

	2004	2005	2006	2007	2008
Loans Outstanding	31,215	45,674	67,857	58,317	60,147

OPERATING REVENUE/NET INCOME

(Millions of yen)


15,000
10,000
5,000
0
-5,000
04
05
06
07
08
Operating Revenue
Net Income

(Millions of yen)

	2004	2005	2006	2007	2008
Operating Revenue	7,415	9,580	13,998	13,551	9,766
Net Income (Loss)	1,535	1,495	37	(3,322)	(1,622)

NUMBER OF CUSTOMER ACCOUNTS/LOANS OUTSTANDING PER ACCOUNT

(Thousands/Thousands of yen)


50
40
30
20
10
0
2,500
2,000
1,500
1,000
500
04
05
06
07
08
Number of Customer Accounts
Loans Outstanding per Account

(Thousands/Thousands of yen)

	2004	2005	2006	2007	2008
Number of Customer Accounts	15	21	32	30	27
Loans Outstanding per Account	2,014	2,164	2,143	1,937	2,260

NEW ACCOUNTS


20,000
15,000
10,000
5,000
0
04
05
06
07
08

	2004	2005	2006	2007	2008
New Accounts	4,531	9,409	15,673	5,266	2,964

AVERAGE INTEREST RATE

(%)


30
20
10
0
04
05
06
07
08

(%)

	2004	2005	2006	2007	2008
Average Interest Rate	27.4	27.2	25.4	23.7	17.2

RATIO OF BAD DEBT CHARGE-OFFS

(%)


6
4
2
0
04
05
06
07
08

(%)

	2004	2005	2006	2007	2008
Ratio of Bad Debt Charge-offs	1.6	1.6	1.9	4.1	4.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Results of Operations

As of March 31, 2008, the outstanding receivables of AIFUL CORPORATION and its 11 consolidated subsidiaries amounted to ¥1,665,682 million, a year-on-year decline of ¥319,581 million, or 16.1%. Reasons for the lower figure include the continuing implementation of tighter lending criteria by all group companies, an increase in bad debt charge-offs, and the suspension of new lending as a result of the consolidation of consumer finance subsidiaries. The total balance includes unsecured loans of ¥1,278,001 million, representing a year-on-year reduction of ¥259,904 million, or 16.9%. Home equity loans declined by ¥45,196 million, or 15.5%, to ¥246,520 million, and loans to business proprietors fell by ¥14,481 million, or 9.3%, to ¥141,161 million.

Installment accounts receivable in the credit card and per-item shopping loan categories amounted to ¥190,486 million as of March 31, 2008. This is ¥39,254 million, or 17.1% below the figure at the end of the previous accounting period. The credit card subsidiary LIFE maintained strong performance trends in the area of credit card shopping loans. Increases in both the number of effective cardholders and the card utilization rate were reflected in an 8.9% increase in the balance of receivables, which reached to ¥127,678 million. In preparation for the passage of amendments to the Installment Sales Law, the AIFUL Group introduced tighter lending criteria for affiliated merchants and adopted a more selective stance in relation to per-item shopping loans. As a result, the balance of per-item shopping loans declined by 44.2% to ¥62,808 million.

The balance of loan guarantees provided to partner financial institutions by AIFUL and LIFE declined by ¥12,217 million, or 8.6%, to ¥129,713 million. The addition of other receivables amounting to ¥13,534 million brings the total receivables of the AIFUL Group at the end of the current consolidated accounting period to ¥1,999,414 million, a year-on-year decline of ¥370,170 million, or 15.6%. This amount includes ¥108,792 million, consisting of off-balance-sheet receivables of ¥66,976 million and installment receivables of ¥41,996 million.

Total Income and Total Expenses

Consolidated total income in the year ended March 31, 2008 amounted to ¥402,389 million, a decline of ¥98,620, or 19.7%, compared with the previous year's result. Interest on receivables, which accounted for 88.6% of total income, declined by ¥92,227 million, or 20.6%, to ¥356,435 million. Reasons for the lower figure included reduced top-line figures resulting from a slowdown in new and supplementary loan business following the introduction of tighter lending criteria, and the reduction of interest rates ahead of the full enforcement of the amended Money Lending Business Law. In the credit card segment, which is seen as a future growth area, a double-digit increase in purchases was reflected in a ¥2,194 million, or 17.2%, year-on-year increase in income from credit card shopping loans, which totaled ¥14,948 million. Changes in the external environment drove a downward trend in income from per-item shopping loans, which declined by 46.8% to ¥6,912 million. Income from loan guarantees was 7.0% below the previous year's level at ¥8,548 million because of a decline in the balance of guarantees outstanding. However, the normalization of loan recovery operations led to an increase in recoveries of previously charged off loans, which rose 9.2% to ¥4,395 million. Total income also includes ¥872 million in proceeds from the sale of fixed assets.

TOTAL RECEIVABLES OUTSTANDING (Managed Asset Basis)
(Millions of yen)


3,000,000
2,000,000
1,000,000
0
04
05
06
07
08

TOTAL INCOME/TOTAL EXPENSES
(Millions of yen)


1,000,000
800,000
600,000
400,000
200,000
0
04
05
06
07
08
Total Income
Total Expenses

NET INCOME
(Millions of yen)


80,000
60,000
40,000
20,000
0
-420,000
04
05
06
07
08

Total expenses declined by ¥501,781 million, or 57.5%, to ¥371,491 million. The main reasons for the lower total included a reduction in the loan-loss allowance required because of the peaking out of bad debt charge-offs, the fact that provision for loans abandoned as a result of interest refunds claims was made in the previous accounting period, and the reduction of loan-loss expenses by ¥291,445 million, or 65.1%, to ¥155,930 million. Consolidated interest refund expenses were reduced by ¥63,255 million, or 55.9%, to ¥49,819 million because interest refunds of ¥66,241 million incurred in the year ended March 31, 2008 were covered by the partial reversal of the allowance for interest refunds. In addition, the lower balance of receivables reduced the amount of funds that needed to be procured. As a result, interest on borrowings declined to ¥2,252 million, or 6.8%, below the previous year's level at ¥30,646 million. Group companies made steady progress toward the reduction of other expenses through cost restructuring, and through cost-cutting measures affecting labor expenses and other items. Advertising expenses were reduced by ¥7,645 million, or 50.7%, to ¥7,429 million, and labor expenses were cut by ¥12,157 million, or 21.5%, to ¥44,351 million. Total expenses include ¥2,126 million in expenses relating to cost restructuring, including branch consolidation expenses.

Consolidated net income before income taxes amounted to ¥30,898 million, compared with a loss of ¥372,263 million in the previous year. Net income was ¥27,434 million, up from a net loss of ¥411,251 million in the previous year. Consolidated net income per share for the year ended March 31, 2008 amounted to ¥190.77, or ¥186.86 after adjustment for residual shares.



EPS
(Yen)
600
400
200
0
-3,000
04
05
06
07
08

Segment Information

Receivables basis: For detailed segment information, please refer to the analyses of operating results for individual group companies.

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)

	2007	2008	% of change
Unsecured loans	1,537,905	1,278,001	−16.9%
Home equity loans	291,716	246,520	−15.5%
Small business loans	155,642	141,161	−9.3%
Credit card shopping loans	117,223	127,678	8.9%
Per-item shopping loans	112,518	62,808	−44.2%
Loan guarantees	141,930	129,713	−8.6%

INCOME BY PRODUCT SEGMENT

(Millions of yen)

	2007	2008	% of change
Unsecured loans	374,839	300,887	−19.7%
Home equity loans	43,575	31,959	−26.7%
Small business loans	30,247	23,590	−22.0%
Credit card shopping loans	12,754	14,948	17.2%
Per-item shopping loans	12,998	6,912	−46.8%
Loan guarantees	9,187	8,548	−7.0%

Unsecured Loans

Several group companies are involved in the unsecured loan business. In addition to unsecured loans provided by AIFUL CORPORATION, this segment also includes credit card cash advances provided by LIFE. Unsecured loans are also provided by LIFE's consumer finance division, operating as LIFE Cash Plaza, and by TRYTO, Wide, TCM and Passkey, which comprise a second consumer finance group within the AIFUL Group.

In the consolidated accounting period ended March 31, 2008, the AIFUL Group faced escalating competition for quality customers. Business performance was also affected by the introduction of tighter lending criteria by all group companies. In addition, the four companies in the second consumer finance group suspended new lending in December 2007 under a policy providing for their restructuring and merger. These factors were reflected in the number of new unsecured loans approved, which declined by 43.4% to 137 thousand, while the number of accounts was reduced by 455 thousand, or 13.5%, to 2,911 thousand. As a result, the consolidated balance of unsecured loans declined by ¥259,903 million, or 16.9%, to ¥1,278,001 million, and the balance per account by ¥18 thousand to ¥438 thousand. The average yield fell by 1.7 percentage points to

21.5% because of a reduction in interest rates applied to new loans approved during the year under review, and because of the proactive application of preferential interest rates to quality customers. Reduced top-line results also affected performance, and interest on unsecured loans was ¥73,953 million, or 19.7%, below the previous year's level at ¥300,886 million.

Home Equity Loans

At the consolidated level, secured home equity loans are provided by AIFUL CORPORATION, and also by several subsidiaries, including LIFE, City's and BUSINEXT. This structure allows versatile marketing to meet the needs of a wide range of customers.

In the consolidated accounting period ended March 31, 2008, the AIFUL Group made radical changes to its products and marketing methods and adopted a more conservative lending stance. As a result, the number of home equity loan accounts as of March 31, 2008 was 73 thousand, 14 thousand, or 16.4%, below the previous year's figure, while the balance of receivables in this category declined by ¥45,196 million, or 15.5%, to ¥246,520 million. The balance per account increased by ¥37 thousand to ¥3,375 thousand, while the yield fell by 1.5 percentage points to 11.9%. Interest income on receivables declined by ¥11,617 million, or 26.7%, to ¥31,959 million.

Small Business Loans

The group companies that provide loans to business proprietors are BUSINEXT, which specializes in lending to medium-risk borrowers, City's, which handles high-risk lending, and AIFUL CORPORATION.

In the consolidated accounting period ended March 31, 2008, BUSINEXT and City's both adopted cautious lending policies because of a deteriorating business outlook for small and medium-sized enterprises. AIFUL CORPORATION terminated its involvement in small business lending in January 2007 in line with its policy of consolidating business operations to improve operating efficiency. As a result of these changes, the number of small business loan accounts at the consolidated level declined by 10 thousand, or 10.9%, to 83 thousand, and the balance of receivables by ¥14,481 million, or 9.3%, to ¥141,161 million. The balance per account increased by ¥31 thousand to ¥1,697 thousand, but the yield declined by 2.9 percentage points to 15.9%. Interest on receivables amounted to ¥6,657 million, or 22.0%, below the previous year's level at ¥23,590 million.

Credit Card Shopping Loans

The consolidated credit card shopping loan business of the AIFUL Group is based on the credit card operations of LIFE. In the year ended March 31, 2008, the AIFUL Group's basic policies were to expand the cardholder base through a strategy based on a wide range of affiliation cards, and to improve the card utilization rate. In addition to efforts to develop new affiliates and strengthen existing relationships, priority was also given to the enhancement of customer convenience, including the extension of period over which points can be used, and the recruitment of a wide range of affiliated merchants including public utilities. These initiatives were reflected in the growth of the number of effective cardholders, which increased by 754 thousand, or 5.4%, to 14,819 thousand. The emerging strength of LIFE Card as a brand meanwhile helped to improve the card utilization rate. The balance of credit card shopping loans increased by ¥10,456 million, or 8.9%, year on year to ¥127,678 million. The yield was also higher, rising by 0.6 percentage points to 12.5%, while income from credit shopping loans increased by 17.2% to ¥14,948 million.

Per-item Shopping Loans

Per-item installment plan services provided by LIFE form the mainstay of the AIFUL Group's per-item shopping loan business at the consolidated level. In the year ended March 2008, the AIFUL Group adapted to changes in the external environment resulting from the passage of the amended Installment Sales Law by carefully selecting quality affiliated merchants for per-item shopping loans. Related measures included the tightening of credit standards for merchants, and the implementation of regular credit checks partway through contract periods. As a consequence of these measures, the consolidated balance of per-item shopping loans declined by ¥49,710 million, or 44.2%, year on year to ¥62,808 million. The yield was 0.5 percentage points lower at 8.5%, while income from per-item shopping loans declined by ¥6,086 million, or 46.8%, to ¥6,912 million.

Loan Guarantees

The loan guarantee business of the AIFUL Group consists of the loan guarantee operations of AIFUL CORPORATION and LIFE. Both companies operate agreements with financial institutions, including regional banks and *shinkin* banks. They provide guarantees for unsecured loans to individuals and business proprietors.

As of March 31, 2008, guarantees outstanding amounted to ¥129,713 million, a year-on-year reduction of ¥12,217 million, or 8.6%. The non-consolidated guarantee balance of AIFUL CORPORATION declined by ¥2,690 million, or 4.6%, to ¥56,224 million. The total for LIFE was ¥9,527 million, or 11.5%, lower at ¥73,486 million, in part because of portfolio restructuring. The yield improved by 0.1 percentage points to ¥6.3%, but income from loan guarantees was ¥639 million, or 7.0%, lower at ¥8,548 million.

Balance Sheet

Consolidated total assets declined by ¥173,431 million, or 7.8%, to ¥2,041,128 million as of March 31, 2008. Current assets were reduced by ¥166,232 million, or 7.9%, to ¥1,929,202 million, and fixed assets by ¥7,199 million, or 6.0%, to ¥111,926 million.

The decline in current assets occurred despite the implementation of a third-party issue of new shares and an issue of convertible bonds with stock acquisition rights totaling ¥120,000 million, which caused cash and deposits to increase by ¥101,256 million, or 79.6%, to ¥228,422 million. It was caused by a downward trend in the balance of receivables, which shrank by ¥313,983 million, or 16.4%, to ¥1,598,706 million because of reductions in both new and supplementary borrowing resulting from the introduction of tighter lending criteria by all group companies. Another factor was an increase in bad debt charge-offs.

Strong performance by LIFE's credit card business caused an increase in the consolidated balance of credit card shopping loans. However, the balance of per-item shopping loans was lower, with the result that the consolidated balance of installment receivables declined by ¥26,433 million, or 15.1%, to ¥148,490 million. The loan-loss allowance declined by ¥82,464 million, or 21.7%, to ¥297,384 million. In addition to reduced allocations to the loan-loss allowance because of a reduction in the amount of bad debt, the decline also reflects the fact that claims abandoned because of interest refunds in the year ended March 2008 were covered by the reversal of the allowance provided in the previous year. As of March 31, 2008, the allowance for claims abandoned because of interest refund demands amounted to ¥108,974 million on a consolidated basis. The decline in fixed assets was caused primarily by a reduction in investments and other assets resulting from lower unrealized gains on investment securities.

As of March 31, 2008, total consolidated liabilities amounted to ¥1,716,607 million, a year-on-year reduction of ¥240,807 million, or 12.3%. The consolidated balance of funds raised as of March 31, 2008 amounted to ¥1,354,088 million, a year-on-year reduction of ¥176,174 million, or 11.5%. Reasons for the lower figure include the repayment of debt and the redemption of bonds, as well as a reduced need to procure funds because of the decline in the balance of receivables. Interest refunds amounted to ¥49,818 million in the year ended March 2008. The interest refund loss reserve was used to cover some of this amount, with the result that the reserve was reduced by ¥23,403 million to ¥143,750 million.

Consolidated total equity increased by ¥67,376 million, or 26.2%, to ¥324,521 million as of March 31, 2008. The higher figure reflects net income of ¥27,434 million, together with an increase in common stock resulting from a ¥50,000 million third-party allocation of new shares by AIFUL CORPORATION. The consolidated equity ratio increased by 4.2 percentage points to 15.6%, or 19.1% with the inclusion of ¥70,000 million in convertible bonds with stock acquisition rights.


TOTAL ASSETS
(Millions of yen)
3,000,000
2,000,000
1,000,000
0
04
05
06
07
08


TOTAL EQUITY/EQUITY RATIO
(Millions of yen/%)
800,000
600,000
400,000
200,000
0
40
30
20
10
0
04
05
06
07
08
Total Equity
Equity Ratio

Bad Debt

According to statistics published by the Supreme Court, the number of personal bankruptcy applications has declined relative to the same month a year earlier for 53 consecutive months since November 2003. This trend has been driven partly by the adoption of tighter lending criteria by moneylenders. Another factor is the persistently high level of debt restructuring through legal means, including interest refund demands and other actions initiated by attorneys. As a result, conditions in the claim recovery market are extremely challenging at present.

Consolidated bad debt increased by ¥15,723 million, or 4.8%, year on year to ¥343,768 million. The sub-total for unsecured loans was ¥3,037 million, or 1.5%, lower at ¥194,381 million. These figures indicate that the level of bad debt has started to stabilize after the rapid increase that occurred when AIFUL CORPORATION implemented voluntary restraints on recovery operations and reviewed its operating procedures following the imposition of administrative penalties. Bad debt other than unsecured loans, which consist mainly of home equity loans, remained high with an increase of ¥18,759 million, or 14.4%, to ¥149,386 million, because of time required to dispose of collateral.

In the year ended March 31, 2008, consolidated bad debt charge-offs amounted to ¥227,727 million, a year-on-year increase of ¥21,747 million, or 10.6%. The charge-off ratio was 2.7 percentage points higher at 11.39%. The main reason for the increase is the fact that the rapid increase in charge-offs following the imposition of administrative penalties reached its peak in the current accounting period. The loan-loss reserve declined by ¥77,158 million, or 18.9%, to ¥330,415 million as of March 31, 2008. This reduction resulted in part from the reversal of the reserve to cover claims abandoned because of interest refund demands. Another factor was the reduction of transfers to the reserve to reflect the peaking of the amount of new bad debt incurred. The reserve includes ¥108,974 million provided to cover the abandonment of claims because of interest refund demands.

(Millions of yen)

	2006	2007	2008
Non-performing loans	203,800	328,046	343,768
Bad debt charge-offs	149,830	205,980	227,727
Allowance for bad debts	171,715	407,573	330,415
Ratio of bad debt charge-offs (%)	5.59	8.69	11.39

Liquidity and Capital Resources

Fund Procurement Policy

By diversifying its procurement methods and sources, the AIFUL Group aims to ensure reliable access to funds while also reducing the cost of funds. We flexibly adjust our procurement mix to reflect changing financial conditions, and we carefully monitor market risks, including interest rate fluctuation risk and liquidity risk, so that we can adapt to changes in the external environment.

Interest-rate Risk Hedging

The AIFUL Group minimizes its exposure to the risk of interest rate fluctuations by maintaining a policy of using derivatives, including interest rate caps and swaps, to fix interest rates on at least 70% of the balance of funds procured. As of March 31, 2008, 47.6% of funds were covered by fixed interest rates. When funds hedged against interest rate movements using caps and swaps are included, the percentage of funds effectively covered by fixed interest rates rises to 76.1%.

Securing Liquidity and Diversifying Funding Methods

AIFUL CORPORATION has a policy of ensuring adequate liquidity by maintaining supplementary deposits, cash and commitment lines equivalent to at least 50% of short-term funds procured, including long-term loans repayable within one year. As of March 31, 2008, AIFUL CORPORATION had commitment lines totaling ¥110,000 million. AIFUL also combines security with reduced costs by maintaining an appropriate balance between direct and indirect procurement. As of March 31, 2008, the non-consolidated procurement ratio for AIFUL CORPORATION was 62.0%, and the consolidated ratio for the AIFUL Group was 53.2%. AIFUL also aims to diversify its repayment periods by using long-term borrowing for its indirect procurement activities.

In February 2008, AIFUL CORPORATION implemented a ¥70,000 million issue of convertible bonds with stock acquisition rights and allocated 25,440 new shares with an issue price of ¥1,966 to a third party. These steps were taken to strengthen AIFUL's financial fundamentals and provide a new source of growth capital. AIFUL also wanted to avoid the risk of a reduction in its credit rating and a resulting deterioration in its fund procurement environment because of temporary deterioration in the business environment resulting from the worsening sub-prime mortgage crisis and the associated increase in liquidity risk in money markets. The convertible bond issue was designed to minimize dilution through features that include a clause allowing AIFUL to exercise mandatory acquisition in up to seven installments between July 2008 and February 2010, and the right to adjust the share price once. The bonds also have excellent equity characteristics, since the mandatory acquisition clause will allow AIFUL to acquire all outstanding bonds and warrants in exchange for ordinary shares in AIFUL approximately two years after the issue date. Furthermore, bonds are subordinated to all existing and future debt held by AIFUL and are senior only to shareholder claims in relation to all types of shares, including preferred stock. By issuing the bonds with a zero coupon, AIFUL has also been able to reduce the cost of funds.

SHORT- AND LONG-TERM BORROWINGS (Millions of yen)

	2006	2007	2008
Short-term borrowings	138,200	91,370	163,930
Borrowings	113,200	91,370	78,930
Asset-backed lending	—	—	80,000
Commercial paper	25,000	—	5,000
Long-term borrowings	1,850,276	1,578,855	1,322,372
Borrowings	1,015,704	838,909	615,957
Straight bonds	510,500	496,100	424,100
Convertible bonds	—	—	70,000
Asset-backed securities	324,070	243,845	212,314

Cash Flows

Cash and cash equivalents increased by ¥100,254 million to ¥257,311 million in the consolidated accounting period ended March 31, 2008. This was because a decline in loans and other receivables and an increase in funds resulting from the third-party share allocation and the convertible bond issue outweighed debt repayment, bond redemption, and the reduction of reserves relating to receivables.

Net cash provided by operating activities amounted to ¥247,525 million, compared with ¥250,558 million in the previous year. In addition to net income before income taxes and minority interests amounting to ¥30,898 million, this figure also reflects the fact that a ¥77,158 million reduction in bad debt reserves and ¥23,402 million reduction in the reserve for interest refund losses were more than offset by an increase in funds resulting from the reduction of receivables, including a ¥313,984 million decline in the balance of loans outstanding.

Net cash provided by investing activities amounted to ¥16,420 million, compared with ¥13,498 million in the previous year. This was because factors that reduced funds, including the acquisition of tangible fixed assets worth ¥5,474 million and non-tangible fixed assets worth ¥8,715 million, were more than offset by an increase in funds resulting from a ¥29,987 million reduction in short-term loans caused by a change in the scope of funds.

Net cash used for financing activities amounted to ¥133,734 million, compared with ¥271,391 million in the previous year. This was because factors that contributed to an increase in funds, including ¥69,898 million from the issue of bonds with share acquisition rights and ¥49,764 million from the share issue, were outweighed by reductions in funds, including ¥179,173 million resulting from debt repayment, and ¥72,000 million resulting from the redemption of bonds.

AVERAGE RATE OF BORROWINGS


(%)
3
2
1
0
04
05
06
07
08

Dividend Policy

AIFUL regards shareholder returns as one of its most important priorities. Our basic policy is to maximize shareholder returns and shareholder value through medium- to long-term income growth, while also maintaining stable internal reserves and providing consistent returns based on business performance. Our basic approach is to distribute surpluses twice yearly through interim and final dividends.

In accordance with our basic policy, and with the aim of providing consistent returns based on business performance, we set the annual dividend for the year ended March 2008 at ¥40 per share, including the interim dividend of ¥20 per share.

Our policy on internal reserves is to make effective use of retained earnings for strategic investment that contributes to the restructuring of our business base to reflect the market environment and other factors, for investment in corporate infrastructure, including improvements to compliance systems, and for the reinforcement of internal control systems.

Dividends in the Year Ended March 31, 2008

Date of Resolution	Total Dividend (Millions of yen)	Dividend Per Share (Yen)
Resolution of Board of Directors on November 5, 2007	2,831	20
Resolution of Board of Directors on May 19, 2008	3,340	20

Non-consolidated Results of Operations

AIFUL CORPORATION

Overview

In the year ended March 2008, AIFUL continued to improve its internal control systems by implementing company-wide measures to strengthen its compliance, including the development of internal standards and rules. In preparation for the full enforcement of the amended Money Lending Business Law, AIFUL strengthened its business base and began to build a new income structure through cost restructuring, the continuing application of stringent lending criteria, the reduction of the maximum interest rate, and the introduction of a new range of special-purpose loans. As a result of these measures, on a non-consolidated basis, total receivables outstanding declined by ¥241,546 million, or 17.7%, year on year to ¥1,119,756 million. A breakdown of this figure shows that receivables outstanding in the core loan business were ¥239,732 million, or 18.5%, lower at ¥1,058,880 million. Reasons for this result include the application of tighter lending criteria, which caused a reduction in the number of new and supplementary loans, and an increase in bad debt charge-offs.

Total income in the year ended March 2008 amounted to ¥239,629 million, a year-on-year decline of ¥70,069 million, or 22.6%. In addition to the smaller top-line figures, this result also reflects the effect of interest rate cuts implemented to attract quality customers. Interest income on receivables declined by ¥67,962 million, or 23.2%, to ¥224,707 million. Income from loan guarantees declined by 6.2% to ¥4,738 million because of a reduction in the balance of guarantees outstanding. However, the normalization of loan recovery operations boosted the recovery of previously charged-off loans, which rose by 38.7% to ¥2,553 million. A breakdown of interest income on receivables shows that interest on unsecured loans declined by 21.9% year on year to ¥190,230 million; interest on home equity loans fell by 28.0% to ¥29,809 million, and interest on small business loans dropped by 38.8% to ¥4,668 million.

The results for the previous accounting period included charge-offs of long-term loans to consumer finance subsidiaries. Because TRYTO and Wide returned positive results in the current year, total income includes a ¥7,100 million reversal from the allowance for bad debts, and ¥7,955 million in proceeds from sales of fixed assets and other items.

Total expenses in the year ended March 2008 amounted to ¥210,955 million, a reduction of ¥439,906 million, or 67.6%, from the previous year's total. The decline in total receivables outstanding was accompanied by a reduction in the amount of funds required, with the result that interest on borrowings declined by ¥2,797 million, or 10.7%, year on year to ¥23,233 million. In accordance with guidelines issued by the Japanese

Institute of Certified Public Accountants at the end of the previous year's accounting period, we provided a new allowance for loans written off as a result of interest refund claims. This special-cost item was not incurred in the current year, and there was also a reduction in bad debt expenses. As a result, loan losses were ¥115,014 million, or 52.7%, below the previous year's level at ¥103,071 million. Interest refund-related costs declined by ¥96,020 million, or 78.1%, to ¥26,936 million.

In accordance with guidelines issued by the Japanese Institute of Certified Public Accountants, we calculated the allowance for interest refunds in our half-yearly results for the year ended March 2008 using the "basic principle" method, whereby the provision is made for the total amount that could be incurred, instead of the "exception" method based on historical data and revised calculations. This resulted in a supplementary provision of ¥26,936 million for interest refund expenses. Interest refunds in the current year totaled ¥50,425 million and were covered from the allowance. Cost restructuring measures reduced selling, general and administrative expenses (including labor costs, leasing expenses and rents) by ¥22,948 million, or 27.4%, to ¥60,720 million. Total expenses also include ¥1,472 million for other items, including ¥602 million in losses on disposal of fixed assets, and ¥521 million in contract cancellation adjustments.

Non-consolidated net income before income taxes amounted to ¥28,674 million, compared with a loss of ¥341,163 million in the previous year. Provision was made for ¥3,634 million in deferred corporation tax, residential tax and enterprise tax from previous years, but the application of tax effect accounting resulted in an adjustment of ¥2,029 million, with the result that tax expenses totaled ¥1,605 million. This left net income of ¥27,069 million, compared with a net loss of ¥359,399 million in the previous year. Net income per share was ¥188.24.

Segment Information

Loans

In October 2006, AIFUL introduced tighter lending criteria ahead of other major lenders. It took this step in anticipation of temporary market disruption following the full enforcement of the amended Money Lending Business Law, and also to make an early start on actions to limit future loan losses. AIFUL maintained this stance in the year ended March 2008, with the result that total receivables outstanding in the loan segment declined by ¥239,732 million, or 18.5%, to ¥1,058,880 million, compared with the position at the end of the previous accounting period.

In the core unsecured loan category, the number of new loan applications (excluding affinity cards) shifted to a recovery trend, with a year-on-year increase of 4.8% to 324 thousand. This growth reflects the resumption of advertising activities and other marketing efforts, including the introduction of a new range of loans for specific purposes. However, the application of tighter lending criteria meant that the number of applications approved declined by 25.7% to 115 thousand, and the annual approval rate was 13.6 percentage points lower at 34.7%. This caused the balance of unsecured loans outstanding to shrink by ¥177,252 million, or 17.8%, to ¥817,825 million. The number of accounts also declined by 280 thousand, or 15.7%, to 1,508 thousand, and the balance per account by ¥14 thousand to ¥542 thousand. In addition to the early reduction of interest rates on new loans, AIFUL also proactively applied preferential interest rates to existing quality customers. As a result, the effective average yield on unsecured loans declined by 1.9 percentage points to 21.0%.

In the home equity loan (secured loan) category, AIFUL continued to apply conservative lending criteria in the year ended March 2008. This stance was based on an in-depth review of products and operating methods that AIFUL initiated in the previous year with the aim of strengthening its compliance systems. As a result, the number of new

TOTAL INCOME/TOTAL EXPENSES (AIFUL)

(Millions of yen)



800,000
600,000
400,000
200,000
0
04
05
06
07
08
Total Income
Total Expenses

NET INCOME (AIFUL)

(Millions of yen)



80,000
60,000
40,000
20,000
0
-400,000
04
05
06
07
08

EPS (AIFUL)

(Yen)



600
400
200
0
-3,000
04
05
06
07
08

loan applications was 55.0% lower at 509, while the number of applications approved declined by 64.0% to 277. The balance of home equity loans outstanding was ¥53,210 million, or 19.4%, lower at ¥221,577 million, and the number of accounts as of March 31, 2008 was 17.3% down at 69 thousand. These reductions in both the balance of loans and the number of accounts were accompanied by a decline in the balance per account, which fell by ¥81 thousand to ¥3,188 thousand. The effective average yield was 1.4 percentage points lower at 12.0%.

In the small business loan category, AIFUL suspended approvals of new loans at the non-consolidated level in December 2007 in preparation for the centralization of this business. The number of new applications was consequently 78.9% lower year on year at 352, and the number of loans approved fell by 86.4% to 54. The balance of loans outstanding as of March 31, 2008 was ¥19,478 million, a year-on-year decline of ¥9,269 million, or 32.2%. The number of accounts declined by 28.4% to 15 thousand. The average balance per account was ¥72 thousand lower at ¥1,263 thousand, and the effective average yield declined by 3.3 percentage points to 19.4%.

Loan Guarantees

AIFUL provides credit guarantees under operating agreements with regional banks, credit cooperatives and other financial institutions. The financial institutions process and action loan applications, while AIFUL provides credit screening of applications from individuals and business proprietors and subrogated performance of overdue loans. Income from this activity takes the form of guarantee fees paid by the partner financial institutions.

As of March 31, 2008, AIFUL was holding guarantees for outstanding loans amounting to ¥56,224 million, a year-on-year decline of ¥2,690 million, or 4.6%. This total includes ¥34,826 million in guarantees on loans to individuals. Escalating competition in this area caused the balance to decline by 8.8%. In the area of guarantees for loans to business proprietors, AIFUL has unique expertise and faces few competitors. The balance in this category increased by 3.2% year on year to ¥21,397 million as of March 31, 2008. Operating agreements were signed with another 11 financial institutions, bringing the total to 44 for guarantees for unsecured loans to individuals, and 68 for guarantees for unsecured loans to business proprietors.

Balance Sheet

Total assets declined by ¥124,869 million, or 7.5%, to ¥1,535,958 million as of March 31, 2008. Current assets were reduced by ¥86,393 million, or 7.0%, to ¥1,152,102 million, while fixed assets declined by ¥38,476 million, or 9.1% at ¥383,856 million.

An analysis of current assets shows that liquidity in hand increased because of an issue of new shares to a third party and an issue of convertible bonds with stock acquisition rights totaling ¥120,000 million implemented in February 2008. Cash and deposits increased by ¥96,308 million, or 128.0%, to ¥171,563 million as of March 31, 2008. However, the continuing application of tighter lending criteria and increased provision for loan losses caused outstanding receivables to decline by ¥239,732 million, or 18.5%, to ¥1,058,880 million. Loan charge-offs appeared to have peaked out, and the allowance provided in the year ended March 2008 was reduced. There was also a reversal from the allowance for interest refunds. As a result, provision for bad loans declined by ¥60,288 million, or 23.0%, to ¥201,898 million. (This total includes ¥93,504 million to provide for loans written off as a result of interest refunds.)

Fixed assets were lower primarily because of reductions in investments and other assets. The most important factor was a

LOANS OUTSTANDING (AIFUL)
(Millions of yen)


2,000,000
1,500,000
1,000,000
500,000
0
04
05
06
07
08

NUMBER OF ACCOUNTS (AIFUL)
(Thousands)


2,500
2,000
1,500
1,000
500
0
04
05
06
07
08

TOTAL ASSETS (AIFUL)
(Millions of yen)


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
04
05
06
07
08

reduction in the balance of long-term loans to affiliated companies, which was ¥49,212 million, or 17.7%, lower at ¥228,291 million. This reflects the application of more stringent lending criteria by all group companies, which led to a decline in the loan balances of subsidiaries and reduced their need for funds.

Current liabilities increased by ¥207 million, or 0.1%, to ¥398,737 million, while fixed liabilities declined by ¥192,087 million, or 19.1%, to ¥815,205 million. A lower balance of receivables outstanding reduced the need for funds. This factor, together with the repayment of debt and the redemption of bonds, caused the balance of funds procured to decline by ¥152,669 million, or 12.8%, to ¥1,038,291 million.

Changes affecting fixed liabilities included the use of the "basic principle" method rather than the "exception" method to calculate the allowance for interest refunds in the half-yearly results for the year ended March 2008. This resulted in a ¥26,936 million increase in the allowance. However, the allowance was used to cover total interest refunds for the year, which amounted to ¥50,425 million, and was consequently ¥23,489 million, or 19.1% lower than the previous year's level, at ¥99,467 million as of March 31, 2008.

Total equity amounted to ¥322,016 million as of March 31, 2008, a year-on-year increase of ¥67,011 million, or 26.3%. The addition of ¥50,000 million raised through a third-party allocation of new shares to common stock and the capital surplus, together with net income of ¥27,069 million, brought total shareholders' equity to ¥324,244 million, an increase of ¥69,863 million, or 27.5%, over the previous year's level. The equity ratio increased by 5.6 percentage points to 21.0%.

Bad Debt

Bad debt amounted to ¥240,685 million as of March 31, 2008, an increase of ¥2,553 million, or 1.1%, compared with the previous year's figure. This includes ¥12,078 million for unsecured loans, a year-on-year increase of ¥9,741 million, or 7.4%. The level of bad debt temporarily increased as a result of voluntary curbs on recovery operations and a review of related activities after the imposition of administrative penalties. However, the amount has peaked and is now starting to decline. Bad debt relating to secured loans, which consist mainly of home equity loans, increased by ¥12,294 million, or 11.5%, to ¥119,607 million. Because the recovery of collateralized loans takes longer than procedures for charging off unsecured loans, the level of bad debt in this category is likely to remain high.



TOTAL EQUITY (AIFUL)
(Millions of yen)
800,000
600,000
400,000
200,000
0
04
05
06
07
08

(Millions of yen)

	2006		2007		2008	
	Unsecured	Secured	Unsecured	Secured	Unsecured	Secured
Loans in legal bankruptcy	4,169	26,140	4,152	32,783	3,453	39,847
Non-accrual loans	32,549	31,329	74,403	68,529	69,310	75,094
Accruing loans contractually past due three months or more as to principal or interest payments	11,900	3,767	16,056	4,305	11,182	2,926
Restructured loans	35,617	766	36,208	1,695	37,132	1,739

Bad debt charge-offs increased by ¥19,551 million, or 14.8%, year on year to ¥151,234 million. This higher figure reflects a voluntary curb on recovery operations in the year ended March 2008, with the result that charge-offs reached their peak level in the year under review. The quality of receivables is improving because of the introduction of more stringent lending criteria. The impact of the voluntary curb on recovery operations also peaked out in the year under review. The allowance for loan losses was reduced because of a projected reduction in bad loan charge-offs in the coming year, with the result that loan losses were ¥115,014 million, or 52.7%, lower at ¥103,071 million. In the year ended March 2008, the allowance for loan losses, which is treated as a current asset, amounted to ¥201,897 million, including ¥93,504 million to provide for loans written off as a result of interest refunds.

(Millions of yen)

	2006	2007	2008
Allowance for bad debt at beginning of fiscal year	81,928	85,659	262,186
Bad debt charge-offs	91,890	131,684	151,235
Direct charge-offs	11,494	48,469	190
Allowance for bad debt	92,026	169,616	102,881
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	103,520	218,086	103,072

AIFUL has three charge-off schedules. Loans are written off immediately if borrowers are bankrupt, and after six months if borrowers have disappeared or are deceased. Non-performing loans are written off after 12 months. An analysis of charge-offs of unsecured loans in the year ended March 2008 shows that loans to bankrupt borrowers accounted for 11.9%, a reduction of 6.4 percentage points, and those classified as "disappeared" stood at 7.7%, which was 2.4 percentage points lower. However, non-performing loans, including loans involving intervention by attorneys, accounted for 80.4% of charge-offs, an increase of 8.8 percentage points. Charge-offs resulting from bankruptcy and disappearance are tending to decline, in part because of a continuing downward trend in applications for personal bankruptcy. However, the amount of loans liquidated because of intervention by attorneys and other parties, including demands for interest refunds, remains high. The resulting increase in the amount of claims written off is a source of upward pressure on total bad debt charge-offs.

(%)

	2006	2007	2008
Bankrupt	31.9	18.3	11.9
Disappeared	15.0	10.1	7.7
Non-performing	13.5	28.1	27.9
Abandoned	39.6	43.5	52.5

LIFE Co., Ltd.

Overview (Managed Asset Basis)

LIFE undertook a major restructuring of its business in anticipation of changes in the competitive environment resulting from the enforcement of the amended Money Lending Business Law and changes to the Installment Sales Law. It strengthened its business base in the core credit card segment and continued to restructure its business portfolio while also reducing costs. LIFE's goal is to shift to a business model that avoids excessive reliance on lending.

In the year ended March 2008, total receivables outstanding declined by ¥64,838 million, or 9.0%, to ¥653,045 million. Results for individual segments show sustained growth in the credit card shopping loan business. The balance of credit card receivables rose by ¥10,455 million, or 8.9%, to ¥127,677 million. In contrast, the balance of per-item shopping loans fell by ¥49,705 million, or 44.2%, to ¥62,807 million. This resulted from a change in transaction policies, including the introduction of more stringent credit criteria for member merchants. In the lending segment, LIFE took over ¥21,339 million in receivables from four AIFUL Group consumer finance subsidiaries. However, it continued to apply stringent lending criteria, with the result that the balance of receivables declined by ¥16,069 million, or 4.1%, to ¥380,191 million. The balance of credit guarantees was also lower, with a decline of ¥9,527 million, or 11.5%, to ¥73,486 million. This resulted from LIFE's decision to withdraw from conventional guarantee products, which were making a limited contribution to earnings.

LIFE's operating revenues for the year ended March 2008 amounted to ¥120,667 million, a reduction of ¥8,812 million, or 6.8%, compared with the previous year's result. Reasons for this lower figure include a reduced top line, resulting from the application of more stringent lending policies, and a reduction in loan interest rates. Operating costs declined by ¥32,998 million, or 22.2%, to ¥115,561 million. In addition to reductions in labor costs and other operating costs achieved through cost restructuring, this saving also resulted from lower credit costs, including lower interest refunds and loan-loss costs.

RECEIVABLES

	2006	2007	2008
Expanding segments	44.7%	52.1%	57.3%
Foundation segments	45.8%	38.7%	33.6%
Shrinking segments	9.5%	9.2%	9.1%

These figures added up to lower revenues and higher income. Operating income was ¥5,106 million, compared with an operating loss of ¥19,079 million in previous year. Ordinary income reached ¥5,183 million, reversing the previous year's ¥18,957 million loss. Net income also returned to positive figures at ¥3,427 million, up from a net loss of ¥43,313 million in the previous year.

Segment Information

Credit Cards

LIFE has targeted its credit card business for expansion. It continued to enhance customer services and encourage consumers to use the LIFE Card as their main card.

In the year ended March 2008, LIFE's basic policy was to expand the effective cardholder base through a diversified affinity card strategy, and to strengthen existing affinity card relationships while developing new affinity relationships with retailers, medical institutions, leisure facility operators, and other organizations. Synergies with Chintai Anshin Hosho K.K., also an AIFUL group company, were also exploited to expand the number of affinity cards with the potential to generate steady business, including rent payments.

LIFE diversified the application channels for its proprietary card, to include on-line applications and sign-up booths at public events. These efforts helped to lift the number of new cards issued in the year ended

March 2008 to 1.84 million. As a result, the number of effective cardholders increased by approximately 750 thousand or 5.4%, to 14.81 million.

Enhancements to customer services included a change to the "LIFE Thanks Present" point system to extend the life of accumulated points. Cardholder convenience was also enhanced through LIFE's continuing efforts to build a diversified range of member merchants, including public utilities. A new contract was signed with the Social Insurance Agency, allowing cardholders to use their LIFE Cards to pay national pension insurance contributions. LIFE also reached agreement with NTT DOCOMO, Inc. on the joint promotion of the iD™ e-money system, including a LIFE Card iD registration campaign. These and other initiatives brought significant improvements to cardholder services. As a result of these efforts, a substantial increase in the cardholder base was accompanied by a 0.9% rise in effective utilization rate for the LIFE Card, which reached 31.0%.

In addition to growth in the effective number of cardholders and a rising card utilization rate, there was also growth in the number of cardholders using the LIFE Card as their main credit card. These trends were reflected in sustained growth in credit card transactions, which increased by ¥103,492 million, or 18.4%, to ¥664,791 million. The effective yield was 0.6 percentage points higher at 12.5%, and revenues for credit card shopping loans increased by 16.8% to ¥15,547 million.

Per-item Shopping Loans

In the previous year, LIFE implemented major changes in its transaction policy for affiliated merchants in readiness for the introduction of tighter

1. CREDIT CARD SHOPPING LOANS

LIFE's cards allow consumers to use credit to shop at or get cash advances from affiliated retailers and merchants that accept MasterCard, JCB, or Visa cards. Unlike shopping, credit cards involve a credit check only at the time they are issued and not at each time of purchase. They are also convenient because consumers can freely make purchases up to their credit limits, and attractive since they include a host of card member services. LIFE's credit cards include ones issued with partner companies, which benefit from added convenience for their customers, improved customer management capabilities, and another way to promote sales.


Customer
LIFE
① Credit card application
② Credit review application
③ Use of card and signature to make purchase
④ Product or service provided to customer
⑤ Credit card receipt submitted
⑥ Lump-sum payment
⑦ Bill sent to customer
⑧ Payment (installment/revolving)

2. PER-ITEM SHOPPING LOANS

Under this system, consumers without credit cards or the required cash are able to purchase the goods they want with financing from LIFE. Credit reviews are conducted at the time of purchase. Consumers can choose to make a one-time payment, installment payments, or payments out of future bonuses, depending on whichever financing option fits their lifestyle. The system is also attractive to affiliated retailers since LIFE services the loans, thereby freeing the retailers from customers' credit risk and allowing them to streamline their operations.


Customer
LIFE
① Purchase credit application
② Credit review application
③ Credit review
④ Results of credit review
⑤ Product or service provided to customer
⑥ Contract submitted
⑦ Lump-sum payment
⑧ Bill sent to customer
⑨ Payment

3. LOAN GUARANTEES

Under this system, LIFE conducts credit reviews on behalf of partner financial institutions that provide financing to customers, and guarantees the financing. This system allows banks to quickly provide their customers with unsecured loans, with the help of LIFE's scoring system. At the same time, banks can minimize their credit risks and benefit from having another source of stable earnings. LIFE's expertise comes heavily into play in the credit guarantee business, which requires strong risk-management capabilities based on access to a voluminous amount of consumer credit information and the ability to manage customers' credit.


Customer
LIFE
① Loan application
② Credit review request
③ Credit review
④ Guarantee approval
⑤ Loan provided
⑥ Loan repaid

regulations following amendments to the Installment Sales Law. In the year ended March 2008, it continued its strategy of selecting quality receivables through policies that included the application of more stringent screening criteria for affiliated merchants, and the continuing implementation of credit checks partway through contract periods. These measures were reflected in reduced purchase transactions, which fell by ¥21,187 million, or 65.1%, to ¥11,341 million. Yield declined by 0.5 percentage points to 8.5%, and revenues from per-item shopping loans by 47.6%, to ¥6,926 million.

Loan Guarantees

In the loan guarantee segment, LIFE continued to reduce its involvement in conventional guarantee products because of their limited profitability, and to restructure its guarantee portfolio and improve its earning potential in this area by actively marketing new-type products with higher margins. As a result, the balance of business in discontinued areas, including conventional bank guarantees and housing loan guarantees, was reduced by 13.1% to ¥48,737 million. However, the amount of new-type guarantee business remained stagnant, and the balance declined by 8.0% to ¥24,749 million. Revenues from loan guarantees were 7.9% lower at ¥3,809 million, but the yield improved by 0.1 percentage points to 4.9%, in part because of the restructuring of LIFE's guarantee portfolio. LIFE established alliances with five additional financial institutions in the year ended March 2008, bringing the total to 131.

Loans

Like other AIFUL group companies, LIFE continued to tighten its lending criteria. At the same time, it used an enhanced product line-up, including business loans secured by real estate, and LIFE Special-Purpose Loans, to attract new customers. In December 2007, LIFE took over loans provided by four AIFUL Group consumer finance subsidiaries to approximately 40,000 customers under the Group's business rationalization strategy. The purpose of this move was to expand LIFE's loan revenues.

The balance of receivables as of March 31, 2008 was ¥380,191 million, a year-on-year reduction of ¥16,069 million, or 4.1%. This includes a balance of ¥221,691 for LIFE Card cashing loans, which declined by ¥8,293 million, or 3.6%, and a ¥156,697 million balance for LIFE Cash Plaza cash advances, which were down by ¥8,183 million, or 5.0%.

In October 2007, LIFE reduced the maximum interest rate for cash advances using the Playcard issued through LIFE Cash Plazas to 18%, and in December 2007 the maximum credit card rate for new cash advance transactions was also cut to 18%. LIFE took these steps ahead of the full implementation of the amended Money Lending Business Law with the aim of attracting quality customers. This factor, together with a lower loan balance, caused loan revenues in the year ended March 2008 to decline by ¥4,906 million, or 5.4%, to ¥86,436 million. The real yield on loans was 1.3 percentage points lower at 21.7%.

Bad Debt

In the year ended March 2008, the amount of loans written off increased by ¥3,777 million, or 8.5%, to ¥48,275 million, and the charge-off ratio was 1.19 percentage points higher at 7.39%. The main reason for this increase was a partial review of recovery procedures in the previous year, as part of measures to ensure regulatory compliance. This caused a temporary rise in the amount of non-performing loans, and the resulting increase in write-offs reached a peak in the year under review. The allowance for bad debt was reduced by ¥3,672 million, or 7.2%, to ¥47,435 million. Loan charge-offs are expected to decline in the coming year and thereafter, reflecting the effect of tighter lending criteria, and the normalization of recovery operations. The reserve for interest refunds was increased by ¥1,600 million, or 6.0%, to ¥28,100 million as of March 31, 2008 on the basis of historical data and recent trends in the level of refund demands.

(Millions of yen)

	2006	2007	2008
Bad debt charge-offs	37,266	44,498	48,275
Ratio of bad debt charge-offs	4.78%	6.20%	7.39%
Allowance for bad debts	40,162	51,107	47,435
Reserve for interest refunds	1,646	26,500	28,100

Other Consolidated Subsidiaries

Small Business Loans

BUSINEXT CORPORATION

BUSINEXT CORPORATION was established as a joint venture with The Sumitomo Trust & Banking Co., Ltd. as a financial services company specializing primarily in services for medium-risk businesses. Since commencing operations in April 2001, it has developed its own corporate scoring system and created a unique business model that allows it to respond quickly to applications for unsecured, non-guaranteed loans. This strategy has brought sustained growth in its business activities.

In the year ended March 2008, BUSINEXT maintained a conservative lending stance because of a deteriorating economic environment that included a sharp rise in the number of bankruptcies in the small and medium-sized enterprise sector. It adapted quickly to changing business conditions by intensifying its marketing of secured products, and by reducing operating expenses. BUSINEXT also increased its emphasis on face-to-face marketing, either at customer's premises or at its branches in major cities.

Despite a challenging business environment, BUSINEXT was able to maintain growth in its top line. The balance of receivables reached ¥83,192 million as of March 31, 2008, an increase of ¥863 million, or 1.0%, compared with the level at the end of the previous financial year. Operating revenues were ¥189 million, or 1.7%, higher, at ¥11,349 million. Increased financing costs and loan losses caused operating expenses to increase by ¥1,021 million, or 10.2%, to ¥11,058 million, with the result that ordinary income was ¥859 million, or 76.5%, lower at ¥264 million. Net income declined by ¥572 million, or 87.9%, to ¥79 million.

City's Corporation

Acquired by AIFUL in October 2002, City's provides loans to high-risk business borrowers. It is preparing for the full implementation of the amended Money Lending Business Law by modifying its cost structure through changes to its branch network and workforce. It is also building a new income structure by shifting its focus toward the medium-risk segment, using know-how provided by BUSINEXT.

Results for the year ended March 2008 were affected by the tightening of loan criteria. Despite this, City's was able to increase its loan balance by ¥1,831 million, or 3.1%, to ¥60,147 million. Contributing factors included active marketing of secured products, the introduction of loans secured by medical fee receivables, which BUSINEXT has marketed successfully, and the expansion of alliances with chambers of commerce and industry and other organizations. Portfolio restructuring resulted in an increased weighting toward low-interest products, and the average yield fell by 6.5 percentage points to 17.2%. Operating revenues were ¥3,784 million, or 27.9%, lower at ¥9,766 million. While cost restructuring brought substantial reductions in labor costs and selling, general and administrative expenses, City's took a conservative stance on provision for loan charge-offs because of the persistently high level of bad loans. This was reflected in an ordinary loss of ¥1,345 million, and a net loss of ¥1,622 million.

Consumer Finance Subsidiaries

As part of a strategy designed to optimize operating efficiency through the reallocation of group-level management resources, plans were made for the restructuring of the four consumer finance subsidiaries and their absorption by AIFUL CORPORATION. Completion of this process was tentatively scheduled for March 2009, in the case of TCM. Co. Ltd. and Passkey Co., Ltd., and March 2010, in the case of TRYTO CORPORATION and Wide Corporation. This plan was later revised to create an optimal scheme from a customer service perspective by partially transferring receivables to LIFE Co., Ltd.

In the year ended March 2008, the outstanding loans of the four companies declined by 48.1% to ¥77,760 million. This reflects the transfer of receivables, and the suspension of new lending to allow the companies to concentrate their efforts on loan recovery. TRYTO's loan balance was reduced by 46.7% to ¥29,274 million, and that of Wide by 49.5% to ¥40,887 million. An analysis of earnings shows that this decline in the loan balance caused TRYTO's operating revenues to fall by 36.9% year on year to ¥9,467 million. The company made conservative provision for bad loans, and its ordinary income was ¥305 million. Net income amounted to ¥449 million. Wide's operating revenues declined by 37.8% to ¥14,087 million. Because it had already made ample provision for bad loans and interest refunds in the previous year, it was able to record ordinary income of ¥6,330 million and net income of ¥6,276 million.

Other Subsidiaries

AsTry Loan Services Corporation

AsTry Loan Services Corporation was established in November 2001 by AIFUL and Aozora Bank, Ltd. According to a rating issued by Standard & Poors in December 2006, AsTry has ample capacity as a special loan servicer, and its outlook is stable. The company has earned an excellent reputation for its ability to service contracts. In the year ended March 2008, it integrated its head office management divisions to speed up decision-making and improve operating efficiency. It also commenced business operations at a new office. Another focus was the reinforcement of internal control systems, including the achievement of "Privacy Mark" certification. As of March 31, 2008, the balance of receivables purchased was ¥12,847 million, a year-on-year increase of 0.7%. Both revenues and income were higher, with operating revenues increasing by ¥2,908 million, or 78.1%, to ¥6,634 million. Both ordinary income and net income shifted to positive figures with results of ¥141 million and ¥119 million, respectively.

New Frontier Partners Co., Ltd. (NFP)

This venture capital company became an AIFUL subsidiary on March 31, 2004. NFP's mission is to create corporate value through venture capital by supplying growth capital to medium-sized companies and ventures through its investment role, and by diagnosing and treating businesses through its consulting activities. In the year ended March 2008, NFP continued to pursue aggressive strategies, including the development of new investment targets and the expansion of secondary investment activities. However, market stagnation caused a 1.7% decline in its total investments, including investments through funds, which amounted to ¥4,748 million as of March 31, 2008. Operating revenues were 2.5% lower at ¥761 million. There was an ordinary loss of ¥536 million and a net loss of ¥541 million.

Risk Factors

The following is a list of the major risk factors that can have an effect on the AIFUL Group's operating results, stock price and financial position. This is not a complete list of the risk factors that, in the opinion of management, have the potential of significantly affecting the Group. Other than the risk factors listed below, there are a number of risk factors that are difficult to predict. Management is aware of the possibility of a negative impact on the Group's operating results, stock price and financial position due to these risk factors, and has a policy of taking actions to prevent these problems and to respond properly in the event a problem occurs. However, there is no assurance that the Group can avoid all risk factors or can respond properly to a problem. Forward-looking statements in this section are based on judgments of the Group as of June 25, 2008, the date on which the Ministry of Finance Securities Report (Yukashoken Hokokusho) was submitted.

Risk Factors Involving the Operating Environment

Many factors influence the ability of the AIFUL Group to maintain past levels of income and growth or improve on those levels. Those discussed here are seen as the most significant ones.

(1) Economic conditions and market trends in Japan, especially in the consumer credit market
(2) Escalation of competition in the consumer finance market
(3) Changes in laws and regulations relating to consumer credit, especially the regulatory framework relating to statutory maximum interest rates, and the enforcement of those laws and regulations, as well as court decisions concerning the related laws and regulations, the resulting changes to accounting standards, and the incidence of litigation, including lawsuits demanding interest refunds
(4) Changes in the Group's capacity to provide credit, in the number of accounts, in the average balance per account, in the average interest rate on loans, and in the delinquency ratio
(5) Changes in the Group's ability to procure funds because of market interest rate, bond and securitization trends, changes in the Group's credit status, and other factors
(6) Changes in expenses and losses, such as fees and commissions, advertising expenses, and labor costs
(7) Unfavorable media reporting or scandals concerning the AIFUL Group or the consumer finance industry

In April 2007, AIFUL CORPORATION established a Risk Management Committee, which reports directly to the Board of Directors. Its task is to coordinate risk management across the entire organization and develop systems to avoid risk and ensure an appropriate response in the event problems arise. However, the AIFUL Group's financial position or business performance may be adversely affected by a range of factors, such as changes in the business environment, including the tightening or easing of regulatory systems, the competitive environment, or economic fluctuations.

Risks Concerning Multiple Debtors, etc.

In recent years, although the number of consumers that have become indebted by borrowing from multiple lending institutions or by using multiple credit cards is decreasing, there has been an increase in the number of consumers, including AIFUL Group customers, seeking legal protection. These social problems are linked to the economic situation, as well as to changes to legal systems in the area of consumer protection.

The AIFUL Group is taking various steps, including the introduction of tighter credit criteria, and the use of personal credit rating agencies and the Group's own screening systems to check the repayment capacity of borrowers, including ongoing analyses of customers' credit situation during the period of loans. We have also modified our products to encourage systematic repayment under revolving credit agreements by setting a maximum repayment period of five years.

However, if these measures fail to alleviate the problem of multiple indebtedness because of future developments in the economic environment, changes to legal systems or other factors, it is possible that a credit crunch will occur, leading to deterioration in the cash flow positions of our customers. Problems such as these could cause market contraction affecting the entire industry, as well as increased credit costs resulting from loan write-downs and other factors. These outcomes could affect the financial position and business performance of the AIFUL Group.

Laws and Regulations

1. Compliance with Laws and Regulations

On April 14, 2006, the Kinki Finance Bureau of the Ministry of Finance conducted a search of AIFUL CORPORATION premises. This action resulted in the discovery of various regulatory violations, including the fraudulent preparation and exercise of powers of attorney, demands for repayment from persons subject to orders for the commencement of assistance, repeated telephone calls to customers' places of employment with the aim of soliciting repayment, persistent requests to third parties for assistance in the recovery of claims, and improper recording of negotiations. As a result of these violations, the authorities

ordered AIFUL to suspend business operations at five branches for a period of 20 to 25 days, and at other branches and premises for a period of three days from May 8, 2006.

The Company has established a Compliance Committee and created the Compliance Coordination Department to serve as its secretariat. The Committee reports directly to the Board of Directors and provides advice on the development of compliance systems, and measures to prevent inappropriate activities, such as violations of laws and regulations relating to the money-lending business, and unauthorized disclosure of information. The Company has also created information gathering mechanisms and systems to prevent regulatory violations. These support company-wide verification and monitoring of compliance systems. Management of hotlines, the gathering of compliance-related information, and systems relating to disciplinary measures have all been integrated under the Compliance Coordination Department. The aim of these and other changes is to allow integrated compliance management across all divisions, and to strengthen compliance systems. We have also formulated operating rules as part of our efforts to inform staff about the importance of regulatory compliance. Staff members acquire legal knowledge through in-house educational programs, and we are working to strengthen awareness of compliance. The effectiveness of internal auditing systems, including telephone monitoring, has also been improved. In addition, we have established structures to ensure that these and other systems are reviewed at appropriate intervals.

Despite these efforts, there is a possibility that employees or other persons in the AIFUL Group may violate laws and regulations or engage in inappropriate behavior. In such cases, AIFUL will be required to take responsibility through the imposition of administrative penalties or other measures. Such situations may affect the financial position and business performance of the AIFUL Group.

2. Business Restrictions

The loan business of the AIFUL Group, including its core consumer finance business, is subject to regulation under the Money-Lending Business Control and Regulation Law and the Investment Deposit and Interest Rate Law. Business restrictions and prohibitions under these laws include the prohibition of excessive lending, a requirement to disclose and advertise loan terms and other information, the prohibition of exaggerated claims in advertising, a requirement to provide explanatory information when contracts are signed and at other times, obligations to provide documents before guarantee contracts are signed, obligations to provide documents when contracts are signed, obligations to provide documents and receipts, maintain proper accounts and makes accounts available for inspection, restrictions on debt collection activities, requirements concerning the return of claim documents and the display of business licenses, and restrictions on the sale of receivables and the delegation of authority. There are also requirements concerning the disclosure of transaction histories, the appointment of registered money-lending officers, the carrying of identification documents, as well as requirements concerning the appropriate handling of personal information, including statutory requirements relating to the information shown in payment demands.

AIFUL is also subject to supervision by the Financial Services Agency, which on December 19, 2007 issued comprehensive supervisory guidelines for moneylenders. Under these guidelines, lenders are required to verify the borrower's income, such as by obtaining documentary evidence of annual income, if the amount borrowed is more than ¥500,000 from one lender or more than ¥1,500,000 from multiple lenders. Lenders are also required to establish specific objective lending criteria to ensure that the repayment burden is not excessive, such as by ensuring that total monthly repayments, including repayments to other lenders, do not exceed one-third of the borrower's monthly income, as determined from the borrower's annual income, existing debt and other evidence.

The AIFUL Group's shopping loan business, including credit card loans and per-item shopping loans, is subject to restrictions under the Installment Sales Law. These include requirements concerning the disclosure of transaction terms and the provision of documents, and restrictions on the amount of compensation that can be demanded in the event of a contract cancellation or other situation. There are also provisions concerning the right to make complaints to a party arranging installment purchases, the prevention of purchasing beyond the purchasers' ability to pay, and the prevention of consumer problems relating to continuous services.

Under the Money-Lending Business Control and Regulation Law, whenever the AIFUL Group, as a money-lender, enters into a guarantee agreement, it must first provide the person intending to become a guarantor with documents explaining the content of the guarantee agreement. Whenever a loan agreement or guarantee agreement is signed, the borrower must be provided with documents clearly explaining the terms of the agreement, and the guarantor with documents clearly explaining the terms of the guarantee. These documents must be provided without delay.

Under the existing administrative guidelines (supervisory precautions relating to financial supervision and other matters, Volume III: For Non-Bank Finance Companies), which have been abolished (with some exceptions) following the formulation of the new supervisory guidelines, the lender was required to provide specified documents when agreements were signed, and to issue

documents (or forward them by mail without delay) containing all information required by law, whenever a debtor borrowed funds through an ATM or manned branch.

In August 2003, AIFUL modified its ATM software to support the provision of documents containing all information required by law. The content of this information has since been modified to reflect a cabinet office ordinance promulgated on April 11, 2006, partially amending the enforcement regulations for the Money-Lending Business Control and Regulation Law. The effect of this order was to change statutory requirements concerning information that must be included in receipts issued by the lender when repayments are received, and in payment demands.

When customers obtain loans through the ATMs of partner institutions, documents containing the information required by law are mailed individually to those customers without delay, provided that the customers have given prior consent for this service. The Financial Services Agency has the authority to impose administrative penalties, including orders to totally or partially suspend business operations, if a money-lender fails to comply with regulatory requirements concerning the provision of documents and information. It can also restrict the use of ATMs owned by partner institutions and has the authority to cancel registration as a money-lender. There are issues concerning the provision of documents and related matters, and if this situation results in administrative action against the AIFUL Group, the Group's financial position and business performance could be affected. It would also be necessary to review the Group's operating methods.

An act partially amending laws and regulations governing the money-lending business was promulgated in December 2006, resulting in the changes to the Interest Limitation Law, the Investment Deposit and Interest Rate Law and the Money-Lending Business Control and Regulation Law. The changes will be phased in over a period of approximately three years from the date of promulgation, and some of the changes took effect on December 19, 2007. The first measure, which relates to business operations, stipulates the establishment of internal regulations to ensure that operations are conducted in a sound and appropriate manner, including the provision of important information to the borrower, etc., according to the nature and method of the business operations, and taking into account the knowledge, experience and financial situation of the borrower. The lender is also required to establish regulatory compliance structures, etc., providing for the creation of systems, including staff training, to ensure that operations are conducted in accordance with those internal regulations. A second measure imposes more stringent restrictions on lenders, including a prohibition on certain actions, such as (a) the provision of false information to borrowers, etc., or the omission of important items from loan agreements provided to borrowers, etc., (b) the making of affirmative statements to borrowers, etc., about matters that have not yet been confirmed, or the making of statements that are likely to mislead borrowers, etc., into assuming that such matters have already been confirmed, and (c) the making of statements likely to mislead parties who are about to become guarantors into assuming that the principal borrower will be able to repay the debt reliably. A third measure introduces a system of business improvement orders. A fourth measure strengthens the voluntary regulatory functions of the Financial Services Association. As a result of this measure, the Japan Financial Services Association was established in December 2007 as a voluntary regulatory organization. Voluntary regulations have since been established under the auspices of that organization, including rules against excessive lending, and advertising and solicitation rules. To enhance the effectiveness of these voluntary regulations, the Association has been given powers to investigate and audit members, and to fine or expel members who fail to comply. As a member of the Japan Financial Services Association, AIFUL is subject to these voluntary regulations.

When the act partially amending laws and regulations governing the money-lending business (promulgated in December 2006) takes full effect, the maximum interest rate under the Investment Deposit and Interest Rate Law will be reduced to the level of the Interest Limitation Law (to 20% per annum). There will also be restrictions on total lending. For example, a lender will be prohibited in principle from making a loan if the total amount owed, including loans from other lenders, would exceed one-third of the borrowers annual income.

The AIFUL Group is determined to make the necessary adaptations and is currently considering group restructuring measures and business portfolio diversification. We will also develop new products and modify our operations to reflect changes in related laws and regulations. At the same time, we aim to improve management efficiency through cost reductions achieved by closing and amalgamating branches and optimizing workforce efficiency. However, we may be unable to implement these measures as planned because of other changes, such as further escalation of competition or a credit squeeze, our ability to attract customers being adversely affected by other factors, leading to a decline in our earning capacity, or marketing capacity declines because of a reduction in our human resources. If this occurs, it is possible that we will be forced to review our group business strategies.

3. Interest Rates on Loans and Deemed Payments

A law partially amending the Money-Lending Business Control and Regulation Law came into effect on June 1, 2000. This new law reduced the maximum interest rate that can be charged by a party engaged in money-lending as a business from 40.004% to 29.2%. It also introduced criminal penalties for violations of this rule. The maximum interest rates charged by the AIFUL Group are below this limit.

An act partially amending the laws and regulations governing the money-lending business came into force in December 2006, as described earlier in this report. Changes to the related laws will result in the lowering of the maximum interest rate from 29.2% to 20%, and the abolition of the deemed repayment system under the Money-Lending Business Control and Regulation Law. These changes will be implemented over a period of approximately three years from the date of promulgation.

Since August 1, 2007, AIFUL has complied with these requirements by reducing its maximum interest rate for customers entering into new loan agreements, and for customers eligible to enter into contracts under our new loan criteria. Our maximum rate is currently below 18.0%. It is possible that the tightening of these restrictions will have a negative effect on the financial position and business performance of the AIFUL Group if its earning potential is reduced, its market contraction leads to increased credit costs, or if other unforeseen costs are incurred.

Under the Interest Limitation Law, the maximum interest rate under interest agreements for cash loans to consumers is 20% where the principal is less than ¥100,000, 18% where the principal is ¥100,000 or more but less than ¥1 million, and 15% where the principal is ¥1 million or more. Article 1 Paragraph 1 of the same law states that any amount in excess of these limits is invalid, but Paragraph 2 states that debtors who have voluntarily paid excess amounts are not entitled to demand refunds. Article 43 of the Money-Lending Business Control and Regulation Law states that if documents as stipulated in Article 17 of the same law were issued to debtors, etc., when the loan was provided, and the debtor has voluntarily paid excess interest that constitutes a payment under the Agreement for which documents were issued under the provisions of Article 17, such amounts will be deemed to be legally valid interest payments ("deemed payments"), irrespective of the provisions of Article 1 Paragraph 1 of the Interest Limitation Law. This assumes that documents as stipulated in Article 18 of the same law were issued immediately after payment.

However, the Japanese Supreme Court ruled on January 13, 2006, that special contract provisions requiring full payment of the entire amount outstanding in the event that the borrower fails to make interest payments by the due date are in effect mandatory payment requirements covering amounts above the maximum rate stipulated in the Interest Limitation Law, and that such payments by the debtor could not be regarded as voluntary. This includes amounts above the maximum rate stipulated in the Interest Limitation Law. The court further ruled that Article 15 Paragraph 2 of the Enforcement Regulations of the Money-Lending Business Control and Regulation Law, which states that other information, such as the date of the agreement, can be substituted for an agreement number on receipts, is invalid since it is outside the mandate of the law. The AIFUL Group takes these rulings very seriously and is implementing appropriate actions, including the introduction of agreement forms that reflect these rulings.

Some loan products currently provided by the AIFUL Group include contractual interest rates in excess of the maximum interest rates stipulated in the Interest Limitation Law. There have been cases in which companies in the consumer finance industry have been targeted by lawsuits demanding refunds of excess interest on the grounds that agreement documents did not meet the requirements stipulated in the Money-Lending Business Control and Regulation Law. There have been also court rulings in favor of these claims.

There have been lawsuits against the AIFUL Group demanding refunds of excess interest. Courts have accepted the plaintiffs' argument that the AIFUL Group, as a money-lender, failed to fulfill the requirements for deemed payments under Money-Lending Business Control and Regulation Law. In some cases the excess interest has been refunded under out-of-court settlements. Refunds of excess interest in the consolidated accounting period ended March 31, 2007 amounted to ¥73,221 million.

The AIFUL Group has provided interest refund reserves of ¥252,723 million to cover claims for excess interest refunds. This includes ¥108,973 million in loans that are expected to be recoverable, which were included in the loan-loss reserve, since it was estimated that this amount would be applied preferentially to loans.

However, the premises on which these accounting estimates were based include historical refund data and current trends in interest refunds. If refund demands exceed these premises, there is a possibility that the financial position and business performance of the AIFUL Group will be adversely affected.

4. Other Laws and Regulations

(1) Handling and Protection of Personal Information

Japan's Personal Information Protection Law, together with related guidelines established by various government agencies, took effect on April 1, 2005. Under the Personal Information Protection Law, businesses that handle personal information are required to submit reports when necessary. If obligations under the law are violated, the

minister in charge is empowered to issue warnings or directives requiring the necessary steps to be taken to protect the rights and interests of individuals. The guidelines state that the purposes for which personal information will be used must be disclosed and published, and where necessary the consent of borrowers must be obtained for the handling of personal information, and that if the handling of personal information is outsourced, the service providers must be properly supervised. Other requirements include the establishment of security management systems from the organizational, human and technical perspectives, and the publication of basic policies on the handling of personal information.

The AIFUL Group has reviewed its procedures for handling personal information according to these requirements, and we have also adopted a privacy policy and taken steps to prevent leaks of personal information from the AIFUL Group. However, in the unlikely event that personal information is leaked, resulting in a warning or directive from the Financial Services Agency, there is a possibility that the reputation, financial position or business performance of the AIFUL Group could be adversely affected.

(2) Amendment of the Judicial Scrivener Law

On April 1, 2003, the Judicial Scrivener Law was amended to expand the range of situations in which judicial scriveners (*shiho shoshi*) can act as legal representatives. Judicial scriveners can now represent clients in mediations, civil suits and other types of cases that can be heard in summary courts, provided that the amount of any claim does not exceed ¥1.4 million. If this amendment, future developments or a further expansion of the scope of services that can be provided by judicial scriveners result in further increases in the incidence of lawsuits and debt restructuring, the consequences could include longer repayment schedules and increased bad debts. These factors could affect the financial position or business performance of the AIFUL Group.

(3) Amendment of the Bankruptcy Law

Amendments to the Bankruptcy Law, which took effect on January 1, 2005, were designed to simplify and speed up bankruptcy proceedings by integrating bankruptcy and discharge procedures and shortening the period during which a bankrupt cannot be discharged. The range of assets that bankrupts can keep (free assets) was expanded, and safeguards for the rights of personal bankruptcies were strengthened.

If these changes lead to an increase in the number of bankruptcies or other consequences, the resulting increase in bad debts could impact on the financial position and business performance of the AIFUL Group.

(4) Possibility of Increased Customer Debt Restructuring Following the Enactment of the Special Mediation Law and Amendments to the Civil Rehabilitation Law

Under the Law Concerning Special Mediation to Promote the Adjustment of Special Debts, etc. (the "Special Mediation Law"), which took effect on February 17, 2000, a debtor at risk of becoming unable to repay debts can seek debt restructuring, including changes to payment dates. This can be done by negotiating with creditors through a civil mediation committee made up of a judge and experts in fields that are appropriate based on the business activities of the debtors, such as law, taxation, corporate finance and asset valuation. While special mediation procedures are in progress, the debtor can also seek a stay of other civil enforcement procedures targeting the debtors' assets.

Under the amended Civil Rehabilitation Law of April 1, 2001, a number of options were introduced allowing an individual who is economically bankrupt to defer repayment of a loan without becoming subject to a bankruptcy declaration. One of the options available under this law does not require the approval of creditors for rehabilitation plans. Under certain circumstances, it is also possible to avoid the loss of a house covered by a home equity loan by applying special housing finance provisions.

To date few AIFUL Group customers have sought protection under these legal systems. However, if the number increases because of economic trends or other factors, the financial position and business performance of the AIFUL Group could be affected by the resulting extension of loan repayment timetables, increased bad debts or other factors.

(5) The Law Concerning the Promotion of the Use of Out-of-Court Dispute Settlement Procedures

The Law Concerning the Promotion of the Use of Out-of-Court Dispute Settlement Procedures, which came into effect on April 1, 2007, expands the functionality of out-of-court settlement procedures (procedures for the settlement of civil disputes without recourse to litigation, with the participation of specified third parties). The Minster of Justice is now able to certify dispute resolution contractors as third parties capable of participating in these procedures. The law also accords legal status to out-of-court settlement services provided by these contractors. If the use of out-of-court settlement procedures increases, the financial position and business performance of the AIFUL Group could be affected by the resulting extension of loan repayment timetables, increased bad debts or other factors.

Fund Procurement Risks

1. Interest Rate Fluctuation Risk

Interest rates on funds procured by the AIFUL Group fluctuate according to market conditions and other factors. To minimize its exposure to this risk, the AIFUL Group uses interest swaps and caps to hedge against interest rate rises. However, depending on the extent of future interest rate increases, it is possible that the procurement activities of the AIFUL Group may be affected.

2. Changes in Credit Ratings

AIFUL has been rated by the following rating agencies. If these ratings change, AIFUL's procurement activities may be affected.

Rating Agency	Rating
Rating and Investment Information	A–/Negative
Japan Credit Rating Agency	BBB+/Negative
Moody's Japan	Baa2/Positive
Standard & Poor's	BBB/Negative
Fitch Ratings	BBB+/Negative

3. Diversification of Fund Procurement

The AIFUL Group is diversifying its procurement methods, which include direct borrowing from financial institutions, syndicated loans, domestic and overseas bonds, commercial paper and asset securitization. The financial position and business performance of the AIFUL Group could be affected in certain situations, such as if a decline in the Group's credit rating affects borrowing terms or causes a decline in the amount that can be borrowed, preventing the Group from procuring funds under terms similar to those prevailing at present.

Disruptions, Malfunctions and Other Problems Concerning Data, Network Systems, Internet Systems and Other Technological Systems

The AIFUL Group uses internal and external information and technology systems to manage its business operations. The Group is becoming increasingly reliant on software, systems and networks to control the various information resources, including branch network data and account data, on which its business activities are based. Hardware and software used by the Group could be affected by human error, natural disasters, power cuts, computer viruses and similar situations, as well as by interruptions to support services provided by third parties, such as telephone companies and Internet service providers. Disruptions, faults, delays or other problems affecting information and technology systems could have an adverse impact on the AIFUL Group's financial position or business performance, including a reduction in the number of accounts opened, delays in settling receivables, and a loss of consumer confidence in the services provided by the AIFUL Group.

The AIFUL Group maintains redundancy in both its hardware and telecommunications equipment so that it can minimize the damage resulting from failures by switching to back-up systems. However, a natural disaster, such as an earthquake or typhoon, could necessitate the suspension of the Group's business operations.

Possession and Sale of AIFUL Stock by the Representative Director and Family Members

As of March 31, 2007, Yoshitaka Fukuda, the representative director of AIFUL, members of his family, including Yasutaka Fukuda, who is also an AIFUL director, and associated corporations owned approximately 50% of all shares outstanding. These shareholders are able to exercise a controlling influence over important decisions that will affect AIFUL's business activities, including important corporate transactions, such as the sale of a controlling interest in AIFUL, business restructuring and reorganization, investment in other businesses or assets, and the establishment of terms for future fund procurement activities. While these shareholders have so far maintained their shareholdings, it is possible that they will dispose of shares in the future. This would increase the supply of AIFUL shares in the market, possibly affecting the share price.

Significant Lawsuits and Litigation

The AIFUL Group is aware that multiple lawsuits have been filed by certain organizations concerning the claim recovery activities of AIFUL. If there are further lawsuits, etc., in the future, it is possible that additional unplanned expenses will be incurred, and that reporting of these lawsuits, etc., in the mass media will influence the ways in which customers use our services, the formation of our share price, our ability to procure funds, and other factors, with the result that the financial position and business performance of the AIFUL Group will be affected.

Concerning the Dilution of Shares Due to Offering of Euroyen Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights

On February 29, 2008, pursuant to a resolution of the Board of Directors on February 13, 2008, AIFUL CORPORATION issued Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (hereinafter referred to as "the convertible bonds"). The convertible bonds are worth a total of ¥70,000 million. This move was prompted by an urgent need to replenish our net assets, which were depleted in the previous

financial year because of a substantial increase in the provision of reserves. It was also seen as a way to strengthen our financial structure and provide the capital needed for continuing growth.

The issue is subject to the mandatory acquisition of all outstanding convertible bonds in exchange for common stock on February 26, 2010. If there are any convertible bonds on which the warrants have not been exercised by this redemption date, there will be a one-off dilution of the Company's common stock. However, the convertible bonds were issued on condition that they could be acquired at any time deemed suitable by AIFUL in exchange for AIFUL common stock. The issue was designed to allow AIFUL to acquire the convertible bonds at any time on a maximum of seven occasions, thereby spreading the timing of dilution of its common stock.

However, the value per share of common stock could be diluted with implications for the share price under certain circumstances, such as if large numbers of warrants are exercised at the same time, or if the improvement of our income growth rate is not commensurate with the level of dilution of our common stock.

Contents

66 Consolidated Financial Statements

66 Consolidated Balance Sheets

68 Consolidated Statements of Operations

69 Consolidated Statements of Changes in Equity

70 Consolidated Statements of Cash Flows

72 Notes to Consolidated Financial Statements

89 Independent Auditors' Report

90 Non-consolidated Financial Statements

90 Non-consolidated Balance Sheets

92 Non-consolidated Statements of Operations

93 Non-consolidated Statements of Changes in Equity

94 Notes to Non-consolidated Financial Statements

107 Independent Auditors' Report



FINANCIAL SECTION

CONSOLIDATED BALANCE SHEETS

Aiful Corporation and Consolidated Subsidiaries
March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	**2008**
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	¥ 257,311	¥ 157,057	$ 2,573,110
Time deposits	3,088	78	30,880
Operational investment securities (Note 7)	1,175	1,837	11,750
Loans, loan guarantees and receivables			
Loans (Notes 4 and 9)	1,598,706	1,912,689	15,987,060
Installment accounts receivable (Notes 5 and 9)	148,490	174,923	1,484,900
Loan guarantees (Note 6)	129,713	141,930	1,297,130
Other receivables	26,382	25,406	263,820
Allowance for doubtful accounts (Note 2.i)	(297,384)	(379,848)	(2,973,840)
Prepaid expenses	2,848	4,018	28,480
Deferred tax assets (Note 14)	16,997	13,771	169,970
Other current assets (Note 9)	41,876	43,573	418,760
Total current assets	1,929,202	2,095,434	19,292,020
PROPERTY AND EQUIPMENT (Note 9):			
Land (Note 8)	14,363	14,464	143,630
Buildings and structures (Note 8)	38,922	44,118	389,220
Machinery and equipment	265	268	2,650
Furniture and fixtures (Note 8)	21,112	24,879	211,120
Construction in progress (Note 8)	2,921	1,016	29,210
Total	77,583	84,745	775,830
Accumulated depreciation	(35,170)	(42,339)	(351,700)
Net property and equipment	42,413	42,406	424,130
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 7)	12,431	20,983	124,310
Investments in and advances to unconsolidated subsidiaries and associated companies	4,620	3,311	46,200
Claims in bankruptcy (Note 4)	46,350	38,988	463,500
Goodwill, net	2,289	3,145	22,890
Software, net	22,793	21,337	227,930
Long-term loans receivables (less current portion)	10	19	100
Lease deposits	7,639	11,493	76,390
Long-term prepayments	2,300	2,766	23,000
Deferred tax assets (Note 14)	2,151	334	21,510
Other assets (Note 8)	1,961	2,068	19,610
Allowance for doubtful accounts	(33,031)	(27,725)	(330,310)
Total investments and other assets	69,513	76,719	695,130
TOTAL	¥ 2,041,128	¥ 2,214,559	$20,411,280

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	2008
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings (Note 9)	¥ 163,930	¥ 91,370	$ 1,639,300
Current portion of long-term debt (Note 9)	358,819	404,241	3,588,190
Trade notes payable	1,778	6,021	17,780
Trade accounts payable	31,616	36,823	316,160
Obligation under loan guarantees (Note 6)	129,713	141,930	1,297,130
Income taxes payable	2,204	7,992	22,040
Accrued expenses	8,840	9,219	88,400
Allowance for losses from business restructuring (Note 13)	193	11,316	1,930
Allowance for clean-up costs of contaminated land		630	
Other current liabilities (Notes 5 and 6)	34,737	33,847	347,370
Total current liabilities	731,830	743,389	7,318,300
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 9)	831,340	1,034,651	8,313,400
Deferred tax liabilities (Note 14)	8	526	80
Liability for retirement benefits (Notes 2.h and 10)	1,063	1,339	10,630
Allowance for losses on interest refunds (Note 2.l)	143,750	167,153	1,437,500
Interest rate swaps (Note 16)	6,417	8,193	64,170
Other long-term liabilities	2,199	2,163	21,990
Total long-term liabilities	984,777	1,214,025	9,847,770
EQUITY (Notes 11 and 18):			
Common stock, authorized, 568,140,000 shares; issued, 167,475,000 shares in 2008 and 142,035,000 shares in 2007	108,325	83,317	1,083,250
Capital surplus : Additional paid-in capital	129,134	104,126	1,291,340
Retained earnings	86,820	66,466	868,200
Net unrealized gain on available-for-sale securities	2,080	6,536	20,800
Deferred loss on derivatives under hedge accounting (Note 16)	(4,332)	(5,752)	(43,320)
Treasury stock-at cost 455,717 shares in 2008 and 412,835 shares in 2007	(3,110)	(2,968)	(31,100)
Total	318,917	251,725	3,189,170
Minority interests	5,604	5,420	56,040
Total equity	324,521	257,145	3,245,210
TOTAL	¥ 2,041,128	¥ 2,214,559	$20,411,280

CONSOLIDATED STATEMENTS OF OPERATIONS

Aiful Corporation and Consolidated Subsidiaries
Years Ended March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	2008
INCOME:			
Interest on loans	¥356,435	¥ 448,662	$ 3,564,350
Interest on credit card shopping loans	14,948	12,754	149,480
Interest on per-item shopping loans	6,912	12,998	69,120
Interest on loan guarantees	8,548	9,187	85,480
Interest on deposits, securities and other	952	471	9,520
Recovery of loans previously charged off	4,395	4,023	43,950
Other income	10,199	12,914	101,990
Total income	402,389	501,009	4,023,890
EXPENSES:			
Interest on borrowings	30,646	32,898	306,460
Charge-offs and provision for doubtful accounts	155,930	447,375	1,559,300
Salaries and other employees' benefits	43,182	55,136	431,820
Advertising expenses	7,429	15,074	74,290
Rental expenses (Note 15)	11,858	19,415	118,580
Commissions and fees	22,902	25,585	229,020
Loss on impairment of long-lived assets (Note 8)	175	6,805	1,750
Depreciation and amortization	11,924	19,251	119,240
Provision for employees' retirement benefits (Note 10)	1,169	1,372	11,690
Provision for losses on interest refunds (Note 2.l)	49,819	167,148	498,190
Loss on interest refunds		15,240	
Loss from and provision for business restructuring (Note 13)	97	18,528	970
Provision for clean-up costs of contaminated land		630	
Other expenses	36,360	48,815	363,600
Total expenses	371,491	873,272	3,714,910
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	30,898	(372,263)	308,980
INCOME TAXES (Note 14):			
Current	6,526	15,795	65,260
Deferred	(3,251)	24,734	(32,510)
Total income taxes	3,275	40,529	32,750
MINORITY INTERESTS IN NET INCOME (LOSS)	189	(1,541)	1,890
NET INCOME (LOSS)	¥ 27,434	¥ (411,251)	$ 274,340
	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.v and 17):			
Basic net income (loss)	¥ 190.77	¥ (2,903.85)	$ 1.91
Diluted net income	186.86		1.87
Cash dividends applicable to the year	40.00	60.00	0.40

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Aiful Corporation and Consolidated Subsidiaries
Years Ended March 31, 2008 and 2007

	Thousands	Millions of Yen								
			Capital Surplus							
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Deferred gain (loss) on Derivatives under Hedge Accounting	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE AT APRIL 1, 2006	142,035	¥ 83,317	¥104,126	¥486,214	¥11,002		¥(2,965)	¥681,694		¥681,694
Reclassified balance as of March 31, 2006 (Note 2.o)									¥ 6,965	6,965
Net loss				(411,251)				(411,251)		(411,251)
Cash dividends paid, ¥60 per share				(8,497)				(8,497)		(8,497)
Net increase in treasury stock (711 shares)							(3)	(3)		(3)
Net change in the year					(4,466)	¥(5,752)		(10,218)	(1,545)	(11,763)
BALANCE AT MARCH 31, 2007	142,035	83,317	104,126	66,466	6,536	(5,752)	(2,968)	251,725	5,420	257,145
Issuance of common stock through a third-party capital allotment (Note 11)	25,440	25,008	25,008					50,016		50,016
Net income				27,434				27,434		27,434
Cash dividends paid, ¥50 per share				(7,080)				(7,080)		(7,080)
Net increase in treasury stock (42,882 shares)							(142)	(142)		(142)
Net change in the year					(4,456)	1,420		(3,036)	184	(2,852)
BALANCE AT MARCH 31, 2008	**167,475**	**¥108,325**	**¥129,134**	**¥ 86,820**	**¥ 2,080**	**¥(4,332)**	**¥(3,110)**	**¥318,917**	**¥ 5,604**	**¥324,521**

	Thousands of U.S. Dollars (Note 3)								
		Capital Surplus							
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Deferred gain (loss) on Derivatives under Hedge Accounting	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE AT MARCH 31, 2007	$833,170	$1,041,260	$664,660	$65,360	$(57,520)	$(29,680)	$2,517,250	$54,200	$2,571,450
Issuance of common stock through a third-party capital allotment (Note 11)	250,080	250,080					500,160		500,160
Net income			274,340				274,340		274,340
Cash dividends paid, $0.50 per share			(70,800)				(70,800)		(70,800)
Net increase in treasury stock (42,882 shares)						(1,420)	(1,420)		(1,420)
Net change in the year				(44,560)	14,200		(30,360)	1,840	(28,520)
BALANCE AT MARCH 31, 2008	**$1,083,250**	**$1,291,340**	**$868,200**	**$20,800**	**$(43,320)**	**$(31,100)**	**$3,189,170**	**$56,040**	**$3,245,210**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Aiful Corporation and Consolidated Subsidiaries
Years Ended March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	2008
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	¥ 30,898	¥ (372,263)	$ 308,980
Adjustments for:			
Income taxes - paid	(12,313)	(32,844)	(123,130)
Depreciation and amortization	11,928	19,251	119,280
Loss on impairment of long-lived assets	175	6,805	1,750
(Decrease) increase in allowance for doubtful accounts	(77,158)	235,858	(771,580)
(Decrease) increase in allowance for losses on interest refunds	(23,403)	146,079	(234,030)
Amortization of bonds issue costs	339	519	3,390
Loss on write-down of investment securities	42	620	420
Loss on sales of property and equipment, net	78	123	780
Loss on disposal of property and equipment	735	1,965	7,350
Changes in assets and liabilities			
Decrease in loans	313,984	211,328	3,139,840
Decrease in installment accounts receivable	26,431	34,661	264,310
Decrease (increase) in operational investment securities	597	(13)	5,970
Increase in other receivables	(976)	(3,954)	(9,760)
Increase in claims in bankruptcy	(7,362)	(5,957)	(73,620)
Increase in inventories	(36)	(45)	(360)
Decrease in prepaid expenses	1,319	743	13,190
Decrease in long-term prepayments	930	1,154	9,300
Decrease in other current assets	1,713	4,371	17,130
(Decrease) increase in other current liabilities	(19,961)	5,621	(199,610)
Other — net	(435)	(3,464)	(4,350)
Total adjustments	216,627	622,821	2,166,270
Net cash provided by operating activities	247,525	250,558	2,475,250
INVESTING ACTIVITIES:			
Capital expenditures	(14,191)	(11,269)	(141,910)
Increase in loans	(33)	(46)	(330)
Purchases of investment securities	(1,969)	(1,676)	(19,690)
Other — net	2,646	6,458	26,460
Net cash used in investing activities	(13,547)	(6,533)	(135,470)
FORWARD	¥ 233,978	¥ 244,025	$ 2,339,780

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	**2008**
FORWARD	**¥ 233,978**	¥ 244,025	**$ 2,339,780**
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	**72,560**	(46,830)	**725,600**
Proceeds from long-term debt (net of bonds issue costs)	**174,227**	441,905	**1,742,270**
Repayments of long-term debt	**(423,063)**	(657,965)	**(4,230,630)**
Proceeds from issuance of common stock	**49,764**		**497,640**
Cash dividends paid	**(7,080)**	(8,497)	**(70,800)**
Acquisition of treasury stock	**(142)**	(4)	**(1,420)**
Net cash used in financing activities	**(133,734)**	(271,391)	**(1,337,340)**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**10**	46	**100**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**100,254**	(27,320)	**1,002,540**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**157,057**	184,377	**1,570,570**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥ 257,311**	¥ 157,057	**$ 2,573,110**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aiful Corporation and Consolidated Subsidiaries
Years Ended March 31, 2008 and 2007

01 BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly, the Japanese Securities and Exchange Law) and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2007 financial statements to conform to the classification used in 2008.

02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Consolidation** — The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its eleven significant subsidiaries (together, the "Group"). Consolidation of the remaining eighteen unconsolidated subsidiaries would not have a material effect on the accompanying consolidated financial statements.

On March 26, 2007, the Company merged id CREDIT and NET ONE CLUB which were wholly owned subsidiaries of the Company.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in five unconsolidated subsidiaries (three in 2007) and two associated companies are stated at cost. Investments in the remaining thirteen unconsolidated subsidiaries (fifteen in 2007), which are limited liability investment partnerships and similar partnerships, are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over the estimated period (not to exceed 20 years), in which economic benefits are expected to be realized. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. **Business Combination** — In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") issued ASBJ Statement No.7, "Accounting Standard for Business Divestitures" and ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures". These new accounting pronouncements were effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT and NET ONE CLUB, which were wholly owned subsidiaries of the Company. The accounting for combinations of entities

under common control prescribed by the accounting standard for business combinations was applied to it.

c. **Cash Equivalents** — Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition and securities purchased under resale agreements. Prior to April 1, 2007 securities purchased under resale agreements were not included in components of cash equivalents. Effective April 1, 2007, however, the Group changed its policy to include securities purchased under resale agreements in cash equivalents which are in the context of the actual situation for investments of short-term funds.

d. **Operational investment securities held by venture capital subsidiary and investment securities** — Operational investment securities held by a venture capital company and investment securities, all of which are classified as available-for-sale securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, operational investment securities and investment securities are reduced to net realizable value by a charge to income.

   Investments in limited liability investment partnerships and similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. **Property and Equipment** — Property and equipment are stated at cost. Depreciation of property and equipment of the Company and its consolidated subsidiaries is computed by the declining-balance method except that the straight-line method is applied to the buildings of the Company's consolidated subsidiaries acquired on and after April 1, 1998. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 17 years for machinery and equipment, and from 2 to 20 years for furniture and fixtures.

f. **Long-lived assets** — The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

   The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g. **Software** — Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

h. **Liability for Retirement Benefits** — The Company and certain consolidated subsidiaries have a defined contribution pension plan and a prepaid retirement benefits plan. Contributions to the defined contribution plan and payments to the prepaid retirement benefits plan are charged to income when made.

   Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

   The liability for retirement benefits in the consolidated balance sheet is for directors and corporate auditors.

i. **Allowance for Doubtful Accounts** — The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

j. **Allowance for clean-up costs of contaminated land** — The allowance for clean-up costs of contaminated land (2007) is provided for losses on cleaning up soil contamination discovered in some portion of the Company's land for sale and is based on the estimated amount of future costs to be paid.

k. **Allowance for losses from business restructuring** — The allowance for losses from business restructuring is provided at an estimated amount of future costs related to closure of outlets and other restructuring activities.

l. **Allowance for losses on interest refunds** — The limit of interest rates is regulated by two laws - "Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and violation of law is considered to be a criminal penalty. The

latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if moneylenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

On March 15, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company and certain consolidated subsidiaries have loaned money at rates between the limit set by the two laws, and have in the past charged refund costs to income as incurred. However, the growing number of claims against the Company and certain consolidated subsidiaries has increased the materiality of the financial effects of the situation. So, the Company and certain consolidated subsidiaries decided to record a provision of ¥21,074 million ("Allowance for losses on interest refunds") for interest refunds for the fiscal year ended March 31, 2006.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No.37 "Audit Guidance for Consumer Finance Companies' Recording of Provisions for Losses on Interest Refunds," ("Report No. 37") which became effective for fiscal periods ending on or after September 1, 2006. The Group changed the method of estimating allowance for losses on interest refunds in accordance with the new guidelines.

The differences between the amount of allowance for losses on interest refunds estimated and recorded as of the beginning of the fiscal year ended March 31, 2007 in accordance with the report issued on March 15, 2006 and the amount estimated as of the beginning of the fiscal year ended March 31, 2007 in accordance with Report No. 37, was recorded as "Charge-offs and provision for doubtful accounts" in the amount of ¥107,013 million and "Provision for losses on interest refunds" in the amount of ¥69,312 million in the consolidated statements of operations for the year ended March 31, 2007.

At March 31, 2008 and 2007, the Group recorded an allowance of ¥143,750 million ($1,437,500 thousand) and ¥167,153 million, respectively, as "Allowance for losses on interest refunds." In addition, the estimated amount of interest refunds of ¥108,974 million ($1,089,740 thousand) and ¥195,546 million which are expected to be preferentially set off against loans was recorded as "Allowance for doubtful accounts" for the Company and certain consolidated subsidiaries at March 31, 2008 and 2007, respectively.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's and certain consolidated subsidiaries' past refund loss experience, the recent situation regarding interest refunds and other factors.

m. **Leases** — Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements. All leases are accounted for as operating leases.

n. **Income Taxes** — The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

o. **Presentation of Equity** — On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets, as the case may be, are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard was effective for fiscal years ending on or after May 1, 2006.

The balances of such items as of March 31, 2006 were reclassified as separate components of equity as of April 1, 2006 in the consolidated statement of changes in equity.

p. **Foreign Currency Transactions** — All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at

the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of operations to extent that they are not hedged by forward exchange contracts.

q. **Revenue recognition** :

Interest on Loans — Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

Interest on credit card shopping loans, Interest on per-item shopping loans — Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

Interest on loan guarantees — Interest on loan guarantees is recorded by the remaining principal method.

r. **Interest on Borrowings** — Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

s. **Stock Issue Costs** — Stock issue costs are charged to income as incurred.

t. **Bond Issue Costs** — Amortization is calculated by the straight-line method over the term of the related bond issue. Bond issue costs related to bonds which were issued by March 31, 2006 are amortized ratably over periods up to three years. Bond issue costs are included in other assets.

u. **Derivatives and Hedging Activities** — The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the consolidated statements of operations, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts is recognized and included in interest expenses or income.

v. **Per Share Information** — Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were converted into common stock and assumes full conversion of the outstanding convertible bonds at the time of issuance and full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year and have not been retroactively adjusted for stock splits.

w. **New Accounting Pronouncements:**

Lease Accounting — On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Lessee

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheets.

The Group expects to adopt this revised accounting standard as of April 1, 2008.

03 TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and have been made at the rate of ¥100 to $1, the approximate rate of exchange at March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

04 LOANS

Loans at March 31, 2008 and 2007 consisted of the following (before allowance for doubtful accounts):

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Unsecured	**¥1,278,001**	¥1,537,905	**$12,780,010**
Secured	**246,520**	291,716	**2,465,200**
Small business loans	**141,161**	155,642	**1,411,610**
Total	**¥1,665,682**	¥1,985,263	**$16,656,820**
Off-balance sheet securitized loans	**(66,976)**	(72,574)	**(669,760)**
Net	**¥1,598,706**	¥1,912,689	**$15,987,060**

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Loans in legal bankruptcy	**¥ 46,895**	¥ 43,008	**$ 468,950**
Nonaccrual loans	**189,721**	180,819	**1,897,210**
Accruing loans contractually past due three months or more as to principal or interest payments	**29,351**	36,665	**293,510**
Restructured loans	**77,801**	67,554	**778,010**
Total	**¥ 343,768**	¥ 328,046	**$ 3,437,680**

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors

in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which are not recognized on the balance sheets, amounted to ¥66,976 million ($669,760 thousand) and ¥72,574 million at March 31, 2008 and 2007, respectively.

At March 31, 2008 and 2007, the Group had balances related to revolving loan contracts aggregating ¥1,544,978 million ($15,449,780 thousand) and ¥1,853,125 million, respectively, whereby the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2008 and 2007, the balances of unadvanced commitments were ¥5,761,394 million ($57,613,940 thousand) and ¥5,745,183 million, respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

05 INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities, at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2008		2007		2008	
	Receivables	Unearned Income	Receivables	Unearned Income	Receivables	Unearned Income
Credit card shopping loans	¥127,678	¥ 763	¥117,222	¥1,088	$1,276,780	$ 7,630
Per-item shopping loans	62,808	3,301	112,518	7,181	628,080	33,010
Total	¥190,486	¥4,064	¥229,740	¥8,269	$1,904,860	$40,640
Off-balance sheet securitized installment accounts receivable	(41,996)		(54,817)		(419,960)	
Net	¥148,490	¥4,064	¥174,923	¥8,269	$1,484,900	$40,640

In addition, the Group has unearned income of ¥1 million ($10 thousand) and ¥3 million at March 31, 2008 and 2007, respectively, which was included in other current liabilities, related to loans other than those shown in the above table.

06 LOAN GUARANTEES AND OBLIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥138 million ($1,380 thousand) and ¥181 million at March 31, 2008 and 2007, respectively, which was included in other current liabilities.

07 OPERATIONAL INVESTMENT SECURITIES HELD BY VENTURE CAPITAL SUBSIDIARY AND INVESTMENT SECURITIES

Operational investment and investment securities at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Current:			
Equity securities	**¥ 1,175**	¥ 1,837	**$ 11,750**
Non-current:			
Equity securities	**¥ 11,319**	¥ 19,591	**$ 113,190**
Other	**1,112**	1,392	**11,120**
Total	**¥ 12,431**	¥ 20,983	**$ 124,310**

The carrying amounts and fair values of operational investment and investment securities at March 31, 2008 and 2007 were as follows:

	Millions of Yen			
	2008			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale-Equity securities	**¥ 7,489**	**¥ 3,447**	**¥ 163**	**¥ 10,773**

	Millions of Yen			
	2007			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale-Equity securities	¥ 7,559	¥11,020	¥ 59	¥ 18,520

	Thousands of U.S. Dollars			
	2008			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale-Equity securities	**$74,890**	**$34,470**	**$1,630**	**$107,730**

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2008 and 2007 were as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Available-for-sale:			
Equity securities	**¥1,721**	¥2,908	**$17,210**
Investments in limited liability investment partnerships	**612**	892	**6,120**
Other	**500**	500	**5,000**
Total	**¥2,833**	¥4,300	**$28,330**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2008 and 2007 were ¥1,019 million ($10,190 thousand) and ¥5,070 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥343 million ($3,430 thousand) and ¥3,510 million for the years ended March 31, 2008 and 2007, respectively, and gross realized losses were ¥46 million ($460 thousand) and ¥92 million for the years ended March 31, 2008 and 2007, respectively.

08 LONG-LIVED ASSETS

No impairment loss was recognized for the year ended March 31, 2008.

Year ended March 31, 2007

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2007.

		March 31, 2007
		Impairment loss
Description	Classification	Millions of Yen
Office building and residential apartment, for rent	Land, Buildings and structures, Furniture and fixtures and other	¥1,307
Idle real estate	Land, Buildings and structures and other	180
Outlets which the Company decided to close	Buildings and structures, Furniture and fixtures, Leased property and other	5,318

The following table summarizes the Group's asset grouping:

Business Classification	Asset grouping
Financial services and venture capital	Each business entity except for idle real estate and real estate held for sale is the minimum unit. Outlets which the Group decided to close are grouped in another unit.
Real estate business	Each real estate for rent is the minimum unit.

The Group recognized an impairment loss for certain real estate business and idle real estate since the carrying value significantly exceeded the estimated net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

	Millions of Yen
	March 31, 2007
Buildings and structures	¥3,795
Furniture and fixtures	1,223
Land	1,319
Leased assets	135
Other	333
Total	¥6,805

The recoverable amount of each asset grouping was measured as follows:

Real estate for rent and idle real estate — Net selling price calculated based on evaluation of salable price for each asset.

Outlets which the Group decided to close — Their value in use, calculated as the amount equal to the depreciation expenses to be charged through the point of the closure of outlets.

09 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Commercial paper, 1.00% to 1.15% at March 31, 2008	¥ 5,000		$ 50,000
Loans from banks, 1.62% to 2.13% (1.18% to 2.18% at March 31, 2007)	7,840	¥16,010	78,400
Loans from other financial institutions, 1.88% to 1.98% (1.63% to 1.88% at March 31, 2007)	12,000	15,000	120,000
Other (principally from factoring companies and securitized loan), 1.51% to 2.30% (2.40% at March 31, 2007)	139,090	60,360	1,390,900
Total	¥163,930	¥91,370	$ 1,639,300

Long-term debt at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Loans from banks, 0.95% to 3.16%, due serially to 2012 (0.95% to 2.72%, due serially to 2011 at March 31, 2007)	¥ 490,141	¥ 654,443	$ 4,901,410
Loans from other financial institutions, 1.35% to 2.92%, due serially to 2012 (1.27% to 2.85%, due serially to 2012 at March 31, 2007)	118,349	173,335	1,183,490
Syndicated loans, 0.79%, due serially to 2010	2,701	11,243	27,010
Unsecured 1.66% to 2.51% yen straight bonds, due 2007		43,000	
Unsecured 0.45% to 2.48% yen straight bonds, due 2008	35,000	61,000	350,000
Unsecured 1.01% to 3.28% yen straight bonds, due 2009	68,000	68,000	680,000
Unsecured 0.80% to 3.00% yen straight bonds, due 2010	70,000	70,000	700,000
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000	20,000	200,000
Unsecured 1.20% to 1.99% yen straight bonds, due 2012	30,000	30,000	300,000
Unsecured 1.74% yen straight bonds, due 2013	10,000	10,000	100,000
Unsecured 1.99% yen straight bonds, due 2015	10,000	10,000	100,000
Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010	108,500	108,500	1,085,000
Unsecured 6.00% U.S. dollar straight bonds, due 2011	57,600	57,600	576,000
Subordinated zero-coupon yen convertible bonds, due 2010	70,000		700,000
Unsecured 3.00% medium-term notes, due 2008		3,000	
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	150,000
Other (principally from leasing companies and securitized loan), 1.10% to 2.30%, due serially to 2012 (0.79% to 2.30%, due serially to 2012 at March 31, 2007)	84,868	103,771	848,680
Total	¥1,190,159	¥1,438,892	$11,901,590
Less current portion	(358,819)	(404,241)	(3,588,190)
Long-term debt, less current portion	¥ 831,340	¥1,034,651	$ 8,313,400

The conversion price of the subordinated zero-coupon yen convertible bonds was ¥1,966 per share at March 31, 2008. The yen convertible bonds can be exercised from March 10, 2008 to February 27, 2010. The conversion price of the yen convertible bonds are subject to adjustments to reflect stock splits and certain other events.

Annual maturities of long-term debt at March 31, 2008 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 358,819	$ 3,588,190
2010	391,040	3,910,400
2011	243,699	2,436,990
2012	143,106	1,431,060
2013	18,495	184,950
2014 and thereafter	35,000	350,000
Total	¥1,190,159	$11,901,590

At March 31, 2008, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥458,263	$4,582,630
Installment accounts receivable	51,388	513,880
Other current assets	94	940
Property and equipment, net of accumulated Depreciation	1,254	12,540
Total	¥510,999	$5,109,990
Related liabilities:		
Short-term borrowings	¥139,090	$1,390,900
Long-term debt (including current portion of long-term debt)	229,589	2,295,890
Total	¥368,679	$3,686,790

The above table includes loans related to securitized loans of ¥295,624 million ($2,956,240 thousand), and related liabilities (long-term debt including current portion) of ¥160,101 million ($1,601,010 thousand).

If requested by lending financial institutions, the Group has committed to pledge loans and installment accounts receivables of ¥183,111 million ($1,831,110 thousand) as collateral in addition to those shown in the above table. At March 31, 2008, related liabilities for which lending financial institutions can request the Group to pledge additional collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Long-term debt (including current portion of long-term debt)	¥175,991	$1,759,910

At March 31, 2008, other current assets amounting to ¥1,290 million ($12,900 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's loans from banks and securitized borrowings is subject to accelerated repayment if the Company fails to meet certain financial covenants, including the amount of equity, the equity ratio and covenants based on specified operational indices such as the ratio of loss on interest refunds to equity. For the year ended March 31, 2008, the Company has newly violated the covenants of a short-term securitized borrowing which was scheduled to be repaid in May, 2008 and June 2008. This securitized borrowing is to be repaid in May, 2008 and June, 2008 in accordance with its original repayment schedule.

10 RETIREMENT AND PENSION PLANS

The components of net periodic benefit costs for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Payments for prepaid retirement benefits plan	¥ 460	¥ 661	$ 4,600
Premiums for defined contribution pension plan	709	711	7,090
Net periodic benefit costs	¥1,169	¥1,372	$11,690

11 EQUITY

Since May 1, 2006, Japanese companies have been subject to the Corporate Law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan. The significant provisions in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

On February 28, 2008, the Company issued 25,440 thousand shares of common stock through a third-party capital allotment. The issue price of common stock was ¥1,966 per share and proceeds from issuance of the shares were ¥50,015 million ($500,150 thousand). Recorded amounts as common stock and additional paid-in capital were ¥25,008 million ($250,080 thousand) and ¥25,008 million ($250,080 thousand), respectively.

12 STOCK OPTION

The stock options outstanding as of March 31, 2008 are as follows:

Stock Option	Persons Granted	Number of Options granted	Date of Grant	Exercise Price	Exercise Period
2004 Stock Option	26 Company's and subsidiaries' directors 426 Company's and subsidiaries' key employees	347,400 shares	June 25, 2004	¥ 7,774 $(77.74)	From July 1, 2006 To June 30, 2009
2005 Stock Option	31 Company's and subsidiaries' directors 454 Company's and subsidiaries' key employees	374,400 shares	June 24, 2005	¥ 8,420 $(84.20)	From July 1, 2007 To June 30, 2010

The stock option activity is as follows:

	2001 Stock Option	2004 Stock Option	2005 Stock Option
		(Shares)	
For the year ended March 31, 2007			
Non-vested			
March 31, 2006 — Outstanding		330,600	357,600
Granted			
Canceled		(1,200)	(6,000)
Vested		(329,400)	
March 31, 2007 — Outstanding			351,600
Vested			
March 31, 2006 — Outstanding	47,000		
Vested		329,400	
Exercised			
Canceled	47,000	(3,600)	
March 31, 2007 — Outstanding		325,800	
For the year ended March 31, 2008			
Non-vested			
March 31, 2007 — Outstanding			351,600
Granted			
Canceled			(71,400)
Vested			(280,200)
March 31, 2008 — Outstanding			
Vested			
March 31, 2007 — Outstanding		325,800	
Vested			280,200
Exercised			
Canceled		(73,800)	(3,600)
March 31, 2008 — Outstanding		252,000	276,600
Exercise price		¥ 7,774	¥ 8,420
		$ (77.74)	$ (84.20)

13 LOSS FROM AND PROVISION FOR BUSINESS RESTRUCTURING

The following table summarizes the components of the Group's loss from business restructuring for the year ended March 31, 2008 and 2007 were as follows.

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Loss from business restructuring:			
Special severance payments		¥4,058	
Cost related to closure of outlets		2,111	
Other	¥97	1,043	$970
Total	¥97	¥7,212	$970

No provision for business restructuring was recognized for the year ended March 31, 2008.

The following table summarizes the components of the Group's provision for business restructuring for the year ended March 31, 2007.

	Millions of Yen
	2007
Provision for business restructuring:	
Cost related to closure of outlets	¥ 5,819
Re-employment support cost and other	5,498
Total	¥11,317

14 INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2008 and 2007.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Deferred Tax Assets:			
Allowance for doubtful accounts	¥ 69,984	¥ 94,944	$ 699,840
Allowance for losses on interest refunds	58,420	67,950	584,200
Charge-offs for doubtful accounts	19,872	15,442	198,720
Accrued interest on loans	5,727	5,208	57,270
Tax loss carryforwards	34,079	4,415	340,790
Deferred loss on derivatives under hedge accounting	2,959	3,928	29,590
Other	10,925	18,123	109,250
Total	201,966	210,010	2,019,660
Less valuation allowance	(181,652)	(191,778)	(1,816,520)
Total deferred tax assets	¥ 20,314	¥ 18,232	$ 203,140
Deferred Tax Liabilities:			
Unrealized gain on available-for-sale securities	¥ (1,174)	¥ (4,454)	$ (11,740)
Other		(199)	
Total deferred tax liabilities	¥ (1,174)	¥ (4,653)	$ (11,740)
Net deferred tax assets	¥ 19,140	¥ 13,579	$ 191,400

Net deferred tax assets included in the consolidated balance sheet at March 31, 2008 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Current assets — Deferred tax assets	**¥16,997**	**$169,970**
Investment and other assets — Deferred tax assets	**2,151**	**21,510**
Long-term liabilities — Deferred tax liabilities	**(8)**	**(80)**

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of operations for the year ended March 31, 2008 is as follows:

	2008
Normal effective statutory tax rate	**40.6%**
Inhabitants tax per capita basis	**0.7**
Valuation allowance	**(32.8)**
Amortization of goodwill	**1.1**
Other-net	**1.0**
Actual effective tax rate	**10.6%**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of operations for the year ended March 31, 2007 has not been disclosed because of the Group's net loss position.

At March 31, 2008, the Group have tax loss carryforwards aggregating approximately ¥67,278 million ($672,780 thousand) which are available for offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2010	**¥ 325**	**$ 3,250**
2011	**1,872**	**18,720**
2012	**609**	**6,090**
2013	**463**	**4,630**
2014	**7,955**	**79,550**
2015	**56,054**	**560,540**
Total	**¥67,278**	**$672,780**

15 LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2008	**¥11,858**	**¥ 684**	**$118,580**	**$6,840**
2007	19,415	2,326		

For the year ended March 31, 2007, the Group recorded an impairment loss of ¥135 million on certain leased property held under finance leases that do not transfer ownership. An allowance for impairment loss on leased property is included in other current liabilities.

Pro forma information of leased property including acquisition cost, accumulated depreciation, accumulated impairment loss, obligations under finance leases, depreciation expense, interest expense, and other information of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2008 and 2007 was as follows:

	As of March 31, 2008			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥40	¥2,470	¥ 8	¥2,518
Accumulated depreciation	29	1,706	8	1,743
Net leased property	¥11	¥ 764	NIL	¥ 775

	As of March 31, 2007			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥64	¥7,304	¥9	¥7,377
Accumulated depreciation	47	6,085	7	6,139
Accumulated impairment loss		135		135
Net leased property	¥17	¥1,084	¥2	¥1,103

	As of March 31, 2008			
	Thousands of U.S. Dollars			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	$400	$24,700	$ 80	$25,180
Accumulated depreciation	290	17,060	80	17,430
Net leased property	$110	$ 7,640	NIL	$ 7,750

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Due within one year	¥364	¥ 771	$3,640
Due after one year	431	495	4,310
Total	¥795	¥1,266	$7,950

Depreciation expense and interest expense under finance leases, which are not reflected in the accompanying consolidated statements of operations, computed by the straight-line method and the interest method, respectively, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Depreciation expense	¥672	¥2,195	$6,720
Interest expense	17	52	170

The minimum rental commitments under noncancellable operating leases at March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Due within one year	¥28	¥77	$280
Due after one year	30	9	300
Total	¥58	¥86	$580

16 DERIVATIVES

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures and foreign currency exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures and foreign currency exposures inherent within its business. Accordingly, market and foreign exchange risks in these derivatives are theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization process and credit limit amount.

Market value information about derivative instruments at March 31, 2008 was as follows:

	Millions of Yen			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Interest rate caps agreements				
Buying	¥150,000	¥90,000	¥11	¥413

	Thousands of U.S. Dollars			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Interest rate caps agreements				
Buying	$1,500,000	$900,000	$110	$4,130

Market value information about derivative instruments at March 31, 2007 was as follows:

	Millions of Yen			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Interest rate caps agreements				
Buying	¥60,000	¥60,000		¥68

	Thousands of U.S. Dollars			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Interest rate caps agreements				
Buying	$508,475	$508,475		$576

17 NET INCOME (LOSS) PER SHARE

Reconciliation of the differences between basic and diluted net income (loss) per share ("EPS") for the years ended March 31, 2008 and 2007 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income (loss)	Weighted average shares	EPS	
For the year ended March 31, 2008:				
Basic EPS				
Net income available to common shareholders	**¥ 27,434**	**143,806**	**¥ 190.77**	**$1.91**
Effect of Dilutive Securities				
Subordinated zero-coupon yen convertible bonds		**3,016**		
Diluted EPS				
Net income for computation	**¥ 27,434**	**146,822**	**¥ 186.86**	**$1.87**
For the year ended March 31, 2007:				
Basic EPS				
Net loss attributable to common shareholders	¥(411,251)	141,622	¥(2,903.85)	

Diluted net loss per share for the year ended March 31, 2007 was not disclosed because of the Group's net loss position and also because no dilutive securities were outstanding.

18 SUBSEQUENT EVENTS

a. Tax assessment

On May 30, 2008, the Company received a notice of tax assessment from the Osaka Regional Tax Bureau stating that the reported income in the Company's income tax return for the year ended March 31, 2007 was reduced because the maximum deductible amount of provision of allowance for doubtful accounts for tax purposes was increased by the merger of a subsidiary on May 26, 2007. In accordance with this tax assessment, the Company received ¥5,172 million ($51,720 thousand) of tax refunds, including interest thereon.

b. Appropriation of Retained Earnings

The following appropriation of retained earnings at March 31, 2008 was approved by the Board of Directors on May 19, 2008:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥20 ($0.20) per share	**¥3,340**	**$33,400**

19 SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

INDEPENDENT AUDITORS' REPORT

Deloitte. Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
AIFUL CORPORATION:

We have audited the accompanying consolidated balance sheets of AIFUL CORPORATION and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AIFUL CORPORATION and consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 18.*a.* to the consolidated financial statements, the Company received a notice of tax assessment from Osaka Regional Tax Bureau on May 30, 2008 stating that the declared income for the year ended March 31, 2007 was reduced, and has received the full amount of tax refund based on this notice.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 24, 2008

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 24, 2008

NON-CONSOLIDATED BALANCE SHEETS

Aiful Corporation
March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	2008
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	¥ 200,462	¥ 105,146	$ 2,004,620
Time deposits	3,078	78	30,780
Loans, loan guarantees and receivables			
Loans (Notes 4 and 7)	1,058,880	1,298,612	10,588,800
Loan guarantees	56,224	58,914	562,240
Other receivables	4,652	3,776	46,520
Allowance for doubtful accounts (Note 2.j)	(201,898)	(262,186)	(2,018,980)
Prepaid expenses	1,604	2,578	16,040
Deferred tax assets (Note 11)	11,362	9,333	113,620
Other current assets (Note 7)	17,738	22,244	177,380
Total current assets	1,152,102	1,238,495	11,521,020
PROPERTY AND EQUIPMENT:			
Land	6,762	6,762	67,620
Buildings and structures (Note 6)	19,447	24,766	194,470
Machinery and equipment	161	161	1,610
Furniture and fixtures (Note 6)	19,225	22,067	192,250
Construction in progress (Note 6)	2,917	760	29,170
Total	48,512	54,516	485,120
Accumulated depreciation	(21,548)	(26,697)	(215,480)
Net property and equipment	26,964	27,819	269,640
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 5)	11,047	18,879	110,470
Investments in and advances to subsidiaries (Note 12)	349,449	388,096	3,494,490
Claims in bankruptcy (Note 4)	39,998	33,518	399,980
Software, net	13,454	11,993	134,540
Long-term loans (less current portion)	8		80
Lease deposits	5,945	8,469	59,450
Long-term prepayments	1,037	1,545	10,370
Deferred tax assets (Note 11)	1,792		17,920
Other assets (Note 6)	1,658	1,778	16,580
Allowance for doubtful accounts	(67,496)	(69,765)	(674,960)
Total investments and other assets	356,892	394,513	3,568,920
TOTAL	¥ 1,535,958	¥ 1,660,827	$15,359,580

See notes to non-consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	**2008**
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	**¥ 90,000**	¥ 16,000	**$ 900,000**
Current portion of long-term debt (Note 7)	**240,207**	300,601	**2,402,070**
Trade notes payable	**53**	31	**530**
Trade accounts payable	**5,313**	10,698	**53,130**
Obligation under loan guarantees	**56,224**	58,914	**562,240**
Income taxes payable	**236**	38	**2,360**
Accrued expenses	**5,720**	5,924	**57,200**
Allowance for losses from business restructuring (Note 10)	**148**	4,381	**1,480**
Allowance for clean-up costs of contaminated land		630	
Other current liabilities	**836**	1,313	**8,360**
Total current liabilities	**398,737**	398,530	**3,987,370**
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 7)	**708,084**	874,360	**7,080,840**
Deferred tax liabilities (Note 11)		426	
Liability for retirement benefits (Note 2.i)	**969**	1,255	**9,690**
Allowance for losses on interest refunds (Note 2.m)	**99,467**	122,956	**994,670**
Interest rate swaps	**6,417**	8,193	**64,170**
Other long-term liabilities	**268**	102	**2,680**
Total long-term liabilities	**815,205**	1,007,292	**8,152,050**
EQUITY (Notes 8 and 15):			
Common stock,			
authorized, 568,140,000; issued,167,475,000 shares in 2008 and 142,035,000 shares in 2007	**108,325**	83,317	**1,083,250**
Capital surplus —			
Additional paid-in capital	**115,233**	90,225	**1,152,330**
Retained earnings:			
Legal reserve	**1,566**	1,566	**15,660**
Unappropriated	**102,230**	82,241	**1,022,300**
Net unrealized gain on available-for-sale-securities	**2,104**	6,376	**21,040**
Deferred loss on derivatives under hedge accounting	**(4,332)**	(5,752)	**(43,320)**
Treasury stock, at cost — 455,717 shares in 2008 and 412,835 shares in 2007	**(3,110)**	(2,968)	**(31,100)**
Total equity	**322,016**	255,005	**3,220,160**
TOTAL	**¥ 1,535,958**	¥ 1,660,827	**$15,359,580**

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

Aiful Corporation
Years Ended March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	**2008**
INCOME:			
Interest on loans	**¥ 224,707**	¥ 292,669	**$ 2,247,070**
Interest on loan guarantees	**4,738**	5,052	**47,380**
Interest on deposits, securities and other (Note 12)	**5,117**	4,863	**51,170**
Recovery of loans previously charged off	**2,553**	1,841	**25,530**
Other income	**2,514**	5,273	**25,140**
Total income	**239,629**	309,698	**2,396,290**
EXPENSES:			
Interest on borrowings	**23,233**	26,030	**232,330**
Charge-offs and provision for doubtful accounts	**96,057**	363,482	**960,570**
Salaries and other employees' benefits	**22,602**	27,819	**226,020**
Advertising expenses	**4,142**	5,733	**41,420**
Rental expenses (Note 13)	**7,419**	11,613	**74,190**
Commissions and fees	**8,522**	11,450	**85,220**
Depreciation and amortization	**6,547**	8,641	**65,470**
Loss on write-down of investments in subsidiaries		21,701	
Provision for losses on interest refunds (Note 2.m)	**26,936**	122,956	**269,360**
Loss on interest refunds		11,195	
Loss on impairment of long-lived assets (Note 6)		3,128	
Loss from and provision for business restructuring (Note 10)	**173**	8,798	**1,730**
Provision for clean-up costs of contaminated land		630	
Other expenses	**15,324**	27,685	**153,240**
Total expenses	**210,955**	650,861	**2,109,550**
INCOME (LOSS) BEFORE INCOME TAXES	**28,674**	(341,163)	**286,740**
INCOME TAXES (Note 11):			
Current	**3,634**	7,564	**36,340**
Deferred	**(2,029)**	10,672	**(20,290)**
Total income taxes	**1,605**	18,236	**16,050**
NET INCOME (LOSS)	**¥ 27,069**	¥ (359,399)	**$ 270,690**

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.w and 14):			
Basic net income (loss)	**¥ 188.24**	¥(2,537.73)	**$ 1.88**
Diluted net income	**184.37**		**1.84**
Cash dividends applicable to the year	**40.00**	60.00	**0.40**

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Aiful Corporation
Years Ended March 31, 2008 and 2007

	Thousands	Millions of Yen							
			Capital Surplus	Retained Earnings					
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Deferred gain (loss) on Derivatives under Hedge Accounting	Treasury Stock	Total Equity
BALANCE AT APRIL 1, 2006	142,035	¥ 83,317	¥ 90,225	¥1,566	¥450,138	¥10,636		¥(2,965)	¥632,917
Net loss					(359,399)				(359,399)
Cash dividends paid, ¥60 per share					(8,498)				(8,498)
Net increase in treasury stock (711 shares)								(3)	(3)
Net change in the year						(4,260)	¥(5,752)		(10,012)
BALANCE AT MARCH 31, 2007	142,035	83,317	90,225	1,566	82,241	6,376	(5,752)	(2,968)	255,005
Issuance of common stock through a third-party capital allotment (Note 8)	25,440	25,008	25,008						50,016
Net income					27,069				27,069
Cash dividends paid, ¥50 per share					(7,080)				(7,080)
Net increase in treasury stock (42,882 shares)								(142)	(142)
Net change in the year						(4,272)	1,420		(2,852)
BALANCE AT MARCH 31, 2008	**167,475**	**¥108,325**	**¥115,233**	**¥1,566**	**¥102,230**	**¥ 2,104**	**¥(4,332)**	**¥(3,110)**	**¥322,016**

	Thousands of U.S. Dollars (Note 3)							
		Capital Surplus	Retained Earnings					
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Deferred gain (loss) on Derivatives under Hedge Accounting	Treasury Stock	Total Equity
BALANCE AT MARCH 31, 2007	$ 833,170	$ 902,250	$15,660	$ 822,410	$63,760	$(57,520)	$(29,680)	$2,550,050
Issuance of common stock through a third-party capital allotment (Note 8)	250,080	250,080						500,160
Net income				270,690				270,690
Cash dividends paid, $0.50 per share				(70,800)				(70,800)
Net increase in treasury stock (42,882 shares)							(1,420)	(1,420)
Net change in the year					(42,720)	14,200		(28,520)
BALANCE AT MARCH 31, 2008	**$1,083,250**	**$1,152,330**	**$15,660**	**$1,022,300**	**$21,040**	**$(43,320)**	**$(31,100)**	**$3,220,160**

See notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Aiful Corporation
Years Ended March 31, 2008 and 2007

01 BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of Aiful Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly the Japanese Securities and Exchange Law) and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2007 financial statements to conform to the classifications used in 2008.

02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Non-Consolidation** — The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost, except for investments in subsidiaries which are limited liability investment partnerships and other similar partnerships (see Note 2.d).

b. **Business-Combination** — In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") issued ASBJ Statement No.7, "Accounting Standard for Business Divestitures" and ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures". These new accounting pronouncements were effective for fiscal years beginning on or after April 1, 2006. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT CORPORATION and NET ONE CLUB CORPORATION, which were wholly owned subsidiaries of the Company. The accounting for combinations of entities under common control prescribed by the accounting standard for business combinations was applied to it.

c. **Cash Equivalents** — Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition and securities purchased under resale agreements. Prior to April 1, 2007 securities purchased under resale agreements were not included in components of cash equivalents.

Effective April 1, 2007, however the company changed its policy to include securities purchased under resale agreements in cash equivalents which are in the context of the actual situation for investments of short-term funds.

d. **Investment Securities** — Investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. **Investments in Subsidiaries** — Investments in subsidiaries are stated at cost, except that appropriate write-downs are recorded for investments in companies which have incurred substantial losses deemed to be of a permanent nature.

f. **Property and Equipment** — Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment, and from 2 to 20 years for furniture and fixtures.

g. **Long - lived assets** — The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

h. **Software** — Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

i. **Liability for Retirement Benefits** — The Company has a defined contribution pension plan and a prepaid retirement benefits plan which were established on October 1, 2004. Contributions to the defined contribution plan and payments to the prepaid retirement benefits plan are charged to income when made.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date. The liability for retirement benefits in the non-consolidated balance sheet is for directors and corporate auditors.

j. **Allowance for Doubtful Accounts** — The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

k. **Allowance for clean-up costs of contaminated land** — The allowance for clean-up costs of contaminated land (2007) is provided for losses on cleaning up soil contamination discovered in some portion of the Company's land for sale and is based on the estimated amount of future costs to be paid.

l. **Allowance for losses from business restructuring** — The allowance for losses from business restructuring is provided at an estimated amount of future costs related to liquidation of outlets and other restructuring activities.

m. **Allowance for losses on interest refunds** — The limit of interest rates is regulated by two laws — "Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and violation of the law is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if moneylenders issue notices as prescribed by the law to debtors and debtors pay voluntary. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

On March 15, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company has loaned money at rates between the limit set by the two laws, and has in the past charged refund costs to income as incurred. However, the growing number of claims against the Company has increased the materiality of the financial effects of the situation. So, the Company decided to record a provision of ¥17,020 million ("Allowance for losses on interest refunds") for interest refunds for the fiscal year ended March 31, 2006.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No.37 "Audit Guidelines for

Consumer Finance Companies' Recording of Provision for Losses on Interest Refunds," ("Report No. 37") which became effective for fiscal periods ending on or after September 1, 2006. The Company changed the method of estimating allowance for losses on interest refunds in accordance with the new audit guidelines.

The difference between the amount of allowance for losses on interest refunds estimated and recorded as of the beginning of the fiscal year ended March 31, 2007 in accordance with the report issued on March 15, 2006 and the amount estimated as of the beginning of the fiscal year ended March 31, 2007 in accordance with Report No. 37, was recorded as "Charge-offs and provision for doubtful accounts" in the amount of ¥99,179 million and "Provision for losses on interest refunds" in the amount of ¥57,070 million in the non-consolidated statements of operations for the year ended March 31, 2007. At March 31, 2008 and 2007, the Company recorded an allowance of ¥99,467 million ($994,670 thousand) and ¥122,956 million, respectively, as "Allowance for losses on interest refunds". In addition, the estimated amount of interest refunds of ¥93,504 million ($935,040 thousand) and ¥167,530 million which are expected to be preferentially set off against loans is recorded as "Allowance for doubtful accounts" for the Company March 31, 2008 and 2007, respectively.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's past refund loss experience, the recent situation regarding interest refunds and other factors.

n. **Leases** — Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements. All leases are accounted for as operating leases.

o. **Income Taxes** — The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

p. **Presentation of Equity** — On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets, as the case may be, are now presented as components of equity. Such items include stock acquisition rights and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard was effective for fiscal years ending on or after May 1, 2006.

The balances of such items as of March 31, 2006 were reclassified as separate components of equity as of April 1, 2006 in the non-consolidated statements of changes in equity.

q. **Foreign Currency Transactions** — All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of operations to the extent that they are not hedged by forward exchange contracts.

r. **Interest on Loans** — Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

s. **Interest on Borrowings** — Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

t. **Stock Issue Costs** — Stock issue costs are charged to income as incurred.

u. **Bond Issue Costs** — Amortization is calculated by the straight-line method over the term of the related bond issue. Bond issue costs related to bonds which were issued by March 31, 2006 are amortized ratably over periods up to three years. Bond issue costs are included in other assets.

v. **Derivatives and Hedging Activities** — The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks.

The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the non-consolidated statements of operations,

and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts is recognized and included in interest expenses or income.

w. **Per Share Information** — Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were converted into common stock and assumes full conversion of the outstanding convertible bonds at the time of issuance and full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year, and have not been retroactively adjusted for stock splits.

x. **New Accounting Pronouncements**

Lease Accounting — On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Lessee

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheets.

The company expects to adopt this revised accounting standard as of April 1, 2008.

03 TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and have been made at the rate of ¥100 to $1, the approximate rate of exchange at March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

04 LOANS

Loans at March 31, 2008 and 2007 consisted of the following (before allowance for doubtful accounts):

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Unsecured	**¥ 817,825**	¥ 995,077	**$ 8,178,250**
Secured	**221,577**	274,788	**2,215,770**
Small business loans	**19,478**	28,747	**194,780**
Total	**¥1,058,880**	¥1,298,612	**$10,588,800**

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Loans in legal bankruptcy	¥ 43,300	¥ 36,936	$ 433,000
Nonaccrual loans	144,404	142,932	1,444,040
Accruing loans contractually past due three months or more as to principal or interest payments	14,109	20,362	141,090
Restructured loans	38,872	37,903	388,720
Total	¥240,685	¥238,133	$2,406,850

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2008 and 2007, the Company had balances related to revolving loan contracts aggregating ¥1,007,918 million ($10,079,180 thousand) and ¥1,232,448 million, respectively, whereby the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2008 and 2007, the balances of unadvanced commitments were ¥218,157 million ($2,181,570 thousand) and ¥330,213 million, respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

05 INVESTMENT SECURITIES

Disclosure of cost and fair value of investment securities at March 31, 2008 and 2007 is not presented herein, as such information may be omitted if disclosed in consolidated financial statements under Japanese GAAP.

06 LONG LIVED ASSETS

No impairment loss was recognized for the year ended March 31, 2008

The Company reviewed their long-lived assets for impairment, and as a result, recognized an impairment loss for the following long-lived assets related to its business-restructuring program for the year ended March 31, 2007.

		March 31, 2007
		Impairment loss
Description	Classification	Millions of Yen
Outlets which the Company decided to close	Buildings and structures, Furniture and fixtures and other	¥3,128

The following table summarizes the Company's asset grouping:

Business Classification	Asset grouping
Financial services	Financial services are one unit. Outlets which the Company decided to close are grouped in another separate unit.

The following table summarizes the components of the Company's loss on impairment of long-lived assets:

	Millions of Yen
	2007
Buildings and structures	¥2,106
Furniture and fixture	885
Other	137
Total	¥3,128

The recoverable amount was measured at their value in use, calculated as the amount equal to the depreciation expense to be charged through the point of the closure of outlets.

07 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Loans from banks, 1.62% to 1.75% (1.18% to 1.37% at March 31, 2007)	**¥ 7,000**	¥13,000	**$ 70,000**
Loans from other financial institutions, 1.88%	**3,000**	3,000	**30,000**
Securitized loan, 1.51% to 1.68%	**80,000**		**800,000**
Total	**¥90,000**	¥16,000	**$900,000**

Long-term debt at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Loans from banks, 0.95% to 3.03%, due serially to 2012 (0.95% to 2.65%, due serially to 2012 at March 31, 2007)	¥ 299,194	¥ 446,011	$ 2,991,940
Loans from other financial institutions, 1.35% to 2.70%, due serially to 2012 (1.27% to 2.85%, due serially to 2012 at March 31, 2007)	81,040	133,043	810,400
Syndicated Loans, 0.79%, due serially to 2010	2,701	11,243	27,010
Unsecured 1.66% to 2.51% yen straight bonds, due 2007		43,000	
Unsecured 0.45% to 2.48% yen straight bonds, due 2008	35,000	61,000	350,000
Unsecured 1.01% to 3.28% yen straight bonds, due 2009	58,000	58,000	580,000
Unsecured 0.80% to 3.00% yen straight bonds, due 2010	70,000	70,000	700,000
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000	20,000	200,000
Unsecured 1.20% to 1.99% yen straight bonds, due 2012	30,000	30,000	300,000
Unsecured 1.74% yen straight bonds, due 2013	10,000	10,000	100,000
Unsecured 1.99% yen straight bonds, due 2015	10,000	10,000	100,000
Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010	108,500	108,500	1,085,000
Unsecured 6.00% U.S. dollar straight bonds, due 2011	57,600	57,600	576,000
Subordinated zero-coupon yen convertible bonds, due 2010	70,000		700,000
Unsecured 3.00% medium-term notes, due 2008		3,000	
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	150,000
Other (principally from leasing companies and securitized loan), 1.40% to 2.30%, due serially to 2012 (0.79% to 2.30%, due serially to 2012 at March 31, 2007)	81,256	98,564	812,560
Total	948,291	1,174,961	9,482,910
Less current portion	(240,207)	(300,601)	(2,402,070)
Long-term debt, less current portion	¥ 708,084	¥ 874,360	$ 7,080,840

The conversion price of the subordinated zero-coupon yen convertible bonds was ¥1,966 per share at March 31, 2008. The yen convertible bonds can be exercised from March 10, 2008 to February 27, 2010. The conversion price of the yen convertible bonds are subject to adjustments to reflect stock splits and certain other events.

Annual maturities of long-term debt at March 31, 2008 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥240,207	$2,402,070
2010	319,821	3,198,210
2011	205,057	2,050,570
2012	131,861	1,318,610
2013	16,345	163,450
2014 and thereafter	35,000	350,000
Total	¥948,291	$9,482,910

At March 31, 2008, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥328,870	$3,288,700
Other current assets	94	940
Total	¥328,964	$3,289,640
Related liabilities —		
Short-term borrowings	¥ 80,000	$ 800,000
Long-term debt (including current portion of long-term debt)	112,265	1,122,650
Total	¥192,265	$1,922,650

The above table includes loans related to securitized loans of ¥295,624 million ($2,956,240 thousand), and related liabilities (short-term borrowings and long-term debt including current portion) of ¥160,101 million ($1,601,010 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

If requested by lending financial institutions, the Company has committed to pledge loans of ¥109,923 million ($1,099,230 thousand) as collateral in addition to those shown in the above table. At March 31, 2008, related liabilities for which lending financial institutions can request the Company to pledge additional collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Long-term debt (including current portion of long-term debt)	¥99,796	$997,960

At March 31, 2008, other current assets amounting to ¥1,290 million ($12,900 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's loans from banks and securitized borrowings is subject to accelerated repayment if the Company fails to meet certain financial covenants including the amount of equity, the equity ratio and covenants based on specified operational indices such as the ratio of loss on interest refunds to equity. For the year ended March 31, 2008, the Company has newly violated the covenants of a short-term securitized borrowing which was scheduled to be repaid in May, 2008 and June 2008. This securitized borrowing is to be repaid in May, 2008 and June, 2008 in accordance with its original repayment schedule.

08 EQUITY

Since May 1, 2006, Japanese companies have been subject to the Corporate Law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan. The significant provisions in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

On February 13, 2008, the Company issued 25,440 thousand shares of common stock through a third-party capital allotment. The issue price of common stock was ¥1,966 per share and proceeds from issuance of the shares were ¥50,015 million ($500,150). Recorded amounts as common stock and additional paid-in capital were ¥25,008 million ($250,080 thousand) and ¥25,008 million ($250,080 thousand), respectively.

09 STOCK OPTION

Disclosure of stock option is not presented herein, as such information may be omitted if disclosed in consolidated financial statements under Japanese GAAP.

10 LOSS FROM AND PROVISION FOR BUSINESS RESTRUCTURING

The following table summarizes the components of the Company's loss from business restructuring for the year ended March 31, 2008 and 2007, were following.

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Loss from business restructuring:			
Special severance payments		¥ 2,753	
Cost related to closure of outlets	**¥ 52**	1,267	**$520**
Other	**121**	397	**1,210**
Total	**¥ 173**	¥ 4,417	**$ 1,730**

No provision for business restructuring was recognized for the year ended March 31, 2008.

The following table summarizes the components of the Company's provision for business restructuring for the year ended March 31, 2007.

	Millions of Yen
	2007
Provision for business restructuring:	
Cost related to closure of outlets	¥ 4,115
Re-employment support cost and other	266
Total	¥ 4,381

11 INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2008 and 2007.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Deferred Tax Assets:			
Allowance for doubtful accounts	**¥ 66,888**	¥ 90,111	**$ 668,880**
Allowance for losses on interest refunds	**40,364**	49,896	**403,640**
Tax loss carryforwards	**22,685**		**226,850**
Charge-offs for doubtful loans	**10,868**	6,065	**108,680**
Investments in subsidiaries	**8,806**	8,806	**88,060**
Accrued interest on loans	**3,950**	3,737	**39,500**
Deferred loss on derivatives under hedge accounting		3,929	
Other	**6,882**	7,058	**68,820**
Total	**160,443**	169,602	**1,604,430**
Less valuation allowance	**(146,123)**	(156,141)	**(1,461,230)**
Total deferred tax assets	**¥ 14,320**	¥ 13,461	**$ 143,200**
Deferred Tax Liabilities:			
Unrealized gain on available-for-sale securities	**¥ (1,166)**	¥ (4,355)	**$ (11,660)**
Other		(199)	
Total deferred tax liabilities	**¥ (1,166)**	¥ (4,554)	**$ (11,660)**
Net deferred tax assets	**¥ 13,154**	¥ 8,907	**$ 131,540**

Net deferred tax assets included in the non-consolidated balance sheet at March 31, 2008 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Current assets - Deferred tax assets	**¥11,362**	**$113,620**
Investment and other assets - Deferred tax assets	**1,792**	**17,920**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of operation for the year ended March 31, 2008 is as follows:

	2008
Normal effective statutory tax rate	40.6%
Inhabitants tax per capital basis	0.3
Valuation allowance	(34.9)
Other-net	(0.4)
Actual effective tax rate	5.6%

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of operation for the year ended March 31, 2007 has not been disclosed because of the Company's net loss position.

12 RELATED PARTY TRANSACTIONS

The balances due from subsidiaries at March 31, 2008 and 2007 and transactions of the Company with subsidiaries for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Advances to subsidiaries	¥228,291	¥277,503	$2,282,910
Allowance for doubtful accounts provided for advances to subsidiaries	39,100	46,200	391,000
Interest income	4,369	4,482	43,690

13 LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2008	¥ 7,419	¥ 56	$74,190	$560
2007	11,613	250		

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2008 and 2007 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
	Furniture and Fixtures	Furniture and Fixtures	Furniture and Fixtures
Acquisition cost	**¥170**	¥277	**$1,700**
Accumulated depreciation	**153**	219	**1,530**
Net leased property	**¥ 17**	¥ 58	**$ 170**

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Due within one year	**¥17**	¥44	**$170**
Due after one year	**2**	18	**20**
Total	**¥19**	¥62	**$190**

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of operations, computed under a straight-line method and the interest method, respectively, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Depreciation expense	**¥54**	¥240	**$540**
Interest expense	**1**	3	**10**

The minimum rental commitments under non - cancelable operating leases at March 31, 2008 were as follows.

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Due within one year	**¥4**	¥20	**$40**
Due after one year	**5**	5	**50**
Total	**¥9**	¥25	**$90**

14 NET INCOME (LOSS) PER SHARE

Reconciliation of the differences between basic and diluted net income (loss) per share ("EPS") for the years ended March 31, 2008 and 2007 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income (loss)	Weighted average shares	EPS	
For the year ended March 31, 2008:				
Basic EPS				
Net income available to common shareholders	**¥27,069**	**143,806**	**¥188.24**	**$1.88**
Effect of Dilutive Securities				
Subordinated zero-coupon yen convertible bonds		**3,016**		
Diluted EPS				
Net income for computation	**¥27,069**	**146,822**	**¥184.37**	**$1.84**
For the year ended March 31, 2007:				
Basic EPS				
Net loss attributable to common shareholders	¥(359,399)	141,622	¥(2,537.73)	

Diluted net loss per share for the year ended March 31, 2007 was not disclosed because of the Company's net loss position and also because no dilutive securities were outstanding.

15 SUBSEQUENT EVENTS

a. Tax assessment

On May 30, 2008, the Company received a notice of tax assessment from the Osaka Regional Tax Bureau stating that the reported income in the Company's income tax return for the year ended March 31, 2007 was reduced because the maximum deductible amount of provision of allowance for doubtful accounts for tax purposes was increased by the merger of a subsidiary on May 26, 2007. In accordance with this tax assessment, the Company received ¥5,172 million ($51,720 thousand) of tax refunds, including interest thereon.

b. Appropriation of Retained Earnings

The following appropriation of retained earnings at March 31, 2008 was approved by the Board of Directors on May 19, 2008:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥ 20($0.20) per share	**¥3,340**	**$33,400**

INDEPENDENT AUDITORS' REPORT

Deloitte. **Shimbashi & Co.**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
AIFUL CORPORATION:

We have audited the accompanying non-consolidated balance sheets of AIFUL CORPORATION as of March 31, 2008 and 2007, and the related non-consolidated statements of operations and changes in equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of AIFUL CORPORATION as of March 31, 2008 and 2007, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 15.*a.* to the non-consolidated financial statements, the Company received a notice of tax assessment from Osaka Regional Tax Bureau on May 30, 2008 stating that the declared income for the year ended March 31, 2007 was reduced, and has received the full amount of tax refund based on this notice.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 24, 2008

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 24, 2008

GROUP NETWORK (As of March 31, 2008)

Companies / URL (Japanese only)		Business Classification	Consolidated Equity (%)
AIFUL CORPORATION http://www.aiful.co.jp/ http://www.ir-aiful.com/	 	Unsecured loans / Home equity loans / Small business loans (High risk) / Loan guarantees	—
LIFE Co., Ltd. http://www.lifecard.co.jp/flash.html		Credit card shopping / Shopping loans / Unsecured loans / Loan guarantees / Home equity loans	95.9
BUSINEXT CORPORATION http://www.businext.co.jp/		Small business loans (Middle risk) / Home equity loans	60.0
City's Corporation http://www.citys.co.jp/		Small business loans (High risk) / Home equity loans	100.0

Companies	URL (Japanese only)	Business Classification	Consolidated Equity (%)
TRYTO CORPORATION	http://www.365157.jp/	Unsecured loans (High risk) / Home equity loans	100.0
Wide Corporation	http://www.wide-net.co.jp/	Unsecured loans (High risk) / Home equity loans	100.0
TCM. Co. Ltd.	http://e-tcm.jp/	Unsecured loans (High risk)	100.0
Passkey Co., Ltd.	http://www.passkey.co.jp/index.html	Unsecured loans (High risk) / Home equity loans	100.0
AsTry Loan Services Corporation	http://www.astry-s.co.jp/	Debt collection (Servicer)	86.0
New Frontier Partners Co., Ltd.	http://www.nf-partners.co.jp/	Venture capital	100.0
Marutoh KK	http://www.marutoh.com/	Real estate business	100.0

Investor Information (As of March 31, 2008)

Corporate Profile

Corporate Name	AIFUL CORPORATION
Address of Head Office	381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Date of Establishment	April 1967
Common Stock	¥108,324 million
Number of Employees	Non-consolidated: 2,585 Consolidated: 5,138

Stock Listing

Tokyo Stock Exchange	The First Section
Osaka Securities Exchange	The First Section
Securities Code	8515

Shareholders Information

Number of Shares of Common Stock

Authorized	568,140,000 shares
Issued and Outstanding	167,475,000 shares
Number of Shareholders	13,798
Independent Auditors	Deloitte Touche Tohmatsu Shimbashi & Co.
Transfer Agent and Registrar	The Sumitomo Trust & Banking Co., Ltd.

For Further Information and Additional Copies
of This Annual Report, Please Contact

Investor Relations Section
Tokyo Office 8th Floor, Toho-Hibiya Bldg. (Hibiya Chanter), 1-2-2 Yurakucho, Chiyoda-ku, Tokyo 100-0006, Japan

Phone: +81-3-4503-6100 Facsimile: +81-3-4503-6109

E-mail: ir@aiful.co.jp

Transition of a Stock Price and Volume of Trading (January 2005–March 2008)


(Yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
(Thousands of shares)
100,000
80,000
60,000
40,000
20,000
0
05
06
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08
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Investor Relations Website

To improve its disclosure activities, AIFUL maintains an IR section within its website that contains not only operating results and other statistics, but also the corporate philosophy, management strategy, data on the consumer finance market and business alliances, and other types of information that go beyond financial statements.

http://www.ir-aiful.com/

AIFUL CORPORATION

http://www.ir-aiful.com/english/

EXHIBIT 1

RECEIVED
2008 OCT 17 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Brief Description in English)

Corporate Governance Report dated April 1, 2008

Under the Listing Rules of the Tokyo Stock Exchange, Inc. (the "TSE") and the similar rules of the Osaka Securities Exchange (the "OSE"), AIFUL CORPORATION (the "Company") is required to file a Corporate Governance Report with the TSE and the OSE. The Corporate Governance Report filed by the Company shall be made public by the TSE and the OSE under the applicable rules and regulations of each stock exchange.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as its major shareholders, management, policies applicable to its stakeholders and the frameworks of its corporate governance and internal control system.

EXHIBIT2

May 15, 2008

Year-End Financial Statements

For the fiscal year ended March 31, 2008

AIFUL Corporation — Stock Listings: 1st Section of Tokyo and Osaka Stock Exchanges
Stock Code: 8515 — URL http://www.aiful.co.jp
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Katsuyuki Komiya, General Manager, Public Relations Department
TEL (03) 4503 - 6050

Scheduled date of convention of ordinary general meeting of shareholders: June 24, 2008
Scheduled date of commencement of dividend payments: June 25, 2008
Scheduled date of submission of financial report: June 25, 2008

I. Consolidated Business Results for the Fiscal Year Ended March 31, 2008

(April 1, 2007 – March 31, 2008)

1. Consolidated Operating Results

Note: Amounts in financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted; percentage figures show year-on-year growth.)

	Operating Revenue		Operating Income (loss)		Ordinary Income (loss)		Net Income (loss)	
Fiscal year ended March 31, 2008	405,784	(18.7)%	31,725	–	32,065	–	27,434	–
Fiscal year ended March 31, 2007	499,031	(9.2)%	(163,801)	–	(163,092)	–	(411,250)	–

	Net Income (loss) per Share (Yen)	Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity Ratio (%)	Ordinary Income to Total Assets Ratio (%)	Operating Income to Operating Revenue Ratio (%)
Fiscal year ended March 31, 2008	190.77	186.86	9.6	1.5	7.8
Fiscal year ended March 31, 2007	(2,903.85)	–	(88.1)	(6.5)	(32.8)

Reference: Equity method investment gain or loss for: Fiscal year ended March 31, 2008: - million yen
Fiscal year ended March 31, 2007: - million yen

2. Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
Fiscal year ended March 31, 2008	2,041,128	324,520	15.6	1,909.46
Fiscal year ended March 31, 2007	2,214,559	257,144	11.4	1,777.44

Reference: Shareholders' equity for: Fiscal year ended March 31, 2008: 318,915 million yen
Fiscal year ended March 31, 2007: 251,724 million yen

3. Consolidated Cash Flows

(In millions of yen)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Year
Fiscal year ended March 31, 2008	247,524	16,420	(133,734)	257,310
Fiscal year ended March 31, 2007	250,558	13,498	(271,390)	127,089

II. Dividend Information

(Record date)	Dividend per share (Yen) Interim	Year-end	Annual	Total Annual Dividends (Million Yen)	Dividend Payout Ratio (Consolidated, %)	Dividend on Equity Ratio (Consolidated, %)
Fiscal year ended March 31, 2007	30.00	30.00	60.00	8,497	–	1.8
Fiscal year ended March 31, 2008	20.00	20.00	40.00	6,171	21.0	2.2
Fiscal year ending March 31, 2009 (Forecast)	20.00	20.00	40.00		21.1	

III. Full Year Consolidated Forecast (April 1, 2008 - March 31, 2009)

(In millions of yen, except where noted; Percentage figures show year-on-year growth for the full year and growth compared to the same period the previous year for the first half.)

	Operating Revenue		Operating Income		Ordinary Income		Net Income		Net Income per Share (Yen)
First half	164,567	(24.0)%	16,237	(22.9)%	16,200	(24.7)%	16,518	(23.1)%	98.90
Full year	312,039	(23.1)%	32,892	3.7%	33,000	2.9%	31,730	15.7%	189.98

IV. Other

(1) Transfers of leading subsidiaries during the fiscal year (transfers of specified subsidiaries accompanied by changes in the scope of consolidation): None

(2) Changes in accounting principles, procedures and methods of presentation relating to the preparation of consolidated financial statements (Recorded under Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Financial Statements)

(a) Changes accompanying amendments to accounting standards: Yes

(b) Changes other than those in (a): None

Note: Please refer to Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Financial Statements on page 12 for details.

(3) Number of shares issued and outstanding (Ordinary shares)

(a) Number of shares issued and outstanding at end of fiscal year (including treasury stock)

Year ended March 31, 2008: 167,475,000 shares
Year ended March 31, 2007: 142,035,000 shares

(b) Number of shares of treasury stock issued and outstanding at end of fiscal year

Year ended March 31, 2008: 455,717 shares
Year ended March 31, 2007: 412,835 shares

Note: Please refer to Per Share Information on page 14 for the number of shares used in the computation of consolidated net income per share.

(Reference) Highlights of Non-Consolidated Business Results

I. Non-Consolidated Business Results for the Fiscal Year Ended March 31, 2008
(April 1, 2007 – March 31, 2008)

1. Non-Consolidated Operating Results

(In millions of yen, except where noted; percentage figures show year-on-year growth.)

	Operating Revenue		Operating Income (loss)		Ordinary Income (loss)		Net Income (loss)	
Fiscal year ended March 31, 2008	233,039	(22.5)%	16,957	–	22,191	–	27,069	–
Fiscal year ended March 31, 2007	300,755	(12.4)%	(106,937)	–	(101,225)	–	(359,399)	–

	Net Income (loss) per Share (Yen)	Diluted Net Income per Share (Yen)
Fiscal year ended March 31, 2008	188.24	184.37
Fiscal year ended March 31, 2007	(2,537.73)	–

2. Non-Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
Fiscal year ended March 31, 2008	1,535,957	322,015	21.0	1,928.02
Fiscal year ended March 31, 2007	1,660,826	255,005	15.4	1,800.60

II. Full Year Non-Consolidated Forecast (April 1, 2008 - March 31, 2009)

(In millions of yen, except where noted; Percentage figures show year-on-year growth for the full year and growth compared to the same period the previous year for the first half.)

	Operating Revenue		Operating Income		Ordinary Income		Net Income		Net Income per Share (Yen)
First half	93,812	(25.1)%	11,336	9.8%	13,948	6.0%	16,263	(11.7)%	97.37
Full year	176,676	(24.2)%	20,898	23.2%	26,000	17.2%	30,931	14.3%	185.19

* Disclaimer concerning the proper use of business results forecasts

The consolidated and non-consolidated forecasts above are based on information available as of the day of the announcement of this material. Actual results may vary materially due to various unknown future factors.

Supplementary Data

These supplementary data are a condensed version of the Japanese supplementary data.
For details, please refer to the Japanese financial statements or the English version of *Annual Report 2008* that will be published later.

Consolidated Business Results

I. Consolidated Financial Statements

1. Consolidated Balance Sheets

(In millions of yen, %)

		End of previous fiscal year (As of March 31, 2007)			End of fiscal year under review (As of March 31, 2008)		
Category	Note No.	Amount		%	Amount		%
(Assets)							
I. Current assets							
1. Cash and cash equivalents			127,166			228,422	
2. Loans	*2, 3, 8, 9		1,912,689			1,598,705	
3. Installment receivables	*2, 6, 8		174,923			148,490	
4. Operational investment securities			1,836			1,174	
5. Customers' liabilities for acceptances and guarantees			141,929			129,712	
6. Other operating receivables			12,652			13,534	
7. Marketable securities			—			2,000	
8. Purchased claims			12,753			12,847	
9. Deferred tax assets			13,770			16,997	
10. Short-term loans	*4		30,099			30,087	
11. Other	*2		47,459			44,613	
Allowance for bad debts	*10		(379,848)			(297,383)	
Total current assets			2,095,434	94.6		1,929,201	94.5
II. Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*2	44,118			38,921		
Total accumulated depreciation		(28,317)	15,800		(22,746)	16,175	
(2) Machinery and vehicles	*2	267			265		
Total accumulated depreciation		(130)	137		(144)	120	
(3) Equipment and fixtures		24,878			21,112		
Total accumulated depreciation		(13,891)	10,987		(12,278)	8,833	
(4) Land	*2		14,463			14,363	
(5) Construction in process account			1,016			2,920	
Total tangible fixed assets			42,405	1.9		42,413	2.1
2. Intangible fixed assets							
(1) Software			21,337			22,792	
(2) Good will			3,144			2,288	
(3) Other			386			318	
Total intangible fixed assets			24,868	1.2		25,400	1.3
3. Investment and other fixed assets							
(1) Investment securities	*5		24,129			16,823	
(2) Claims in bankruptcy	*9		38,988			46,349	
(3) Lease deposits and guarantees			11,492			7,639	
(4) Deferred tax assets			334			2,151	
(5) Other			3,999			3,784	
Allowance for bad debts			(27,725)			(33,031)	
Total investment and other fixed assets			51,219	2.3		43,718	2.1
Total fixed assets			118,493	5.4		111,532	5.5
III. Deferred assets							
Bond issuing expenses			631			393	
Total deferred assets			631	0.0		393	0.0
Total assets			2,214,559	100.0		2,041,128	100.0

(In millions of yen, %)

Category	Note No.	End of previous fiscal year (As of March 31, 2007) Amount	%	End of fiscal year under review (As of March 31, 2008) Amount	%
(Liabilities)					
I. Current liabilities					
1. Notes & accounts payable - trade		24,621		24,892	
2. Acceptances and guarantees		141,929		129,712	
3. Short-term debts	*2	91,370		158,930	
4. Current portion of bonds		72,000		55,000	
5. Current portion of long-term debts	*2	332,241		303,818	
6. Commercial paper		—		5,000	
7. Income taxes payable		7,991		2,204	
8. Reserve for accrued bonuses		3,783		3,658	
9. Reserve for losses on treatment of soil contamination		630		—	
10. Business reorganization reserve		11,316		193	
11. Gains on deferred installments	*7	8,453		4,203	
12. Lease assets impairment account		134		—	
13. Other		48,916		44,217	
Total current liabilities		743,389	33.6	731,830	35.9
II. Long-term liabilities					
1. Bonds		424,100		369,100	
2. Bonds with warrants		—		70,000	
3. Long term debts	*2	610,551		392,240	
4. Deferred tax liabilities		525		7	
5. Reserve for losses on interest repayments		167,153		143,750	
6. Allowance for retirement benefits for directors		1,338		1,063	
7. Interest swaps		8,193		6,417	
8. Other		2,163		2,198	
Total long-term liabilities		1,214,025	54.8	984,777	48.2
Total liabilities		1,957,414	88.4	1,716,607	84.1
(Net Assets)					
I. Shareholders' equity					
1. Common stock		83,317	3.7	108,324	5.3
2. Capital surplus	*1	104,125	4.7	129,133	6.3
3. Retained earnings		66,465	3.0	86,819	4.3
4. Treasury stock		(2,968)	(0.1)	(3,110)	(0.2)
Total shareholders' equity		250,940	11.3	321,167	15.7
II. Evaluation and foreign currency translation adjustments					
1. Differences in evaluation of other marketable securities		6,536	0.3	2,080	0.1
2. Gain (loss) on deferred hedge		(5,752)	(0.3)	(4,332)	(0.2)
Total evaluation and foreign currency translation adjustments		784	0.0	(2,251)	(0.1)
III. Minority interests		5,419	0.3	5,604	0.3
Total net assets		257,144	11.6	324,520	15.9
Total net assets and liabilities		2,214,559	100.0	2,041,128	100.0

2. Consolidated Statements of Income

(In millions of yen, %)

Category	Note No.	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007) Amount		%	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008) Amount		%
I. Operating revenue							
1. Interest on loans to customers			448,662	89.9		356,435	87.9
2. Credit card revenue			12,754	2.6		14,948	3.7
3. Per-item credit revenue			12,998	2.6		6,912	1.7
4. Credit guarantee revenue			9,186	1.8		8,547	2.1
5. Financial revenue - other			229	0.0		561	0.1
6. Operating revenue - other							
(1) Revenue from operational investment securities		527			515		
(2) Collection of purchased claims		3,725			6,633		
(3) Bad debt write-off recovery		4,022			4,394		
(4) Other		6,924	15,200	3.1	6,834	18,378	4.5
Total operating revenue			499,031	100.0		405,784	100.0
II. Operating expenses							
1. Financial expenses							
(1) Interest expenses		24,980			22,688		
(2) Interest on bonds		7,916			7,957		
(3) Other		3,718	36,615	7.3	2,646	33,292	8.2
2. Cost of sales							
(1) Cost of sales of operational investment securities		163			207		
(2) Cost of purchased claims		2,666	2,829	0.6	5,061	5,269	1.3
3. Operating expenses - other							
(1) Advertising expenses		15,073			7,429		
(2) Commissions		25,584			22,901		
(3) Loan losses		59,745			191		
(4) Transfer to allowance for bad debts		280,618			155,652		
(5) Interest repayments		15,239			—		
(6) Transfer to reserve for losses on interest repayments		97,835			49,818		
(7) Salaries for employees		43,651			32,811		
(8) Transfer to reserve for accrued bonuses		3,782			3,658		
(9) Expenses for retirement benefits for employees		1,371			1,168		
(10) Transfers to allowance for retirement benefits for directors		123			120		
(11) Goodwill write-offs		1,734			855		
(12) Other		78,626	623,387	124.9	60,887	335,497	82.7
Total operating expenses			662,832	132.8		374,058	92.2
Operating income (loss)			(163,801)	(32.8)		31,725	7.8

(In millions of yen, %)

Category	Note No.	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007) Amount		%	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008) Amount		%
III. Non-operating income							
1. Dividends received		217			368		
2. Dividends on insurance		292			161		
3. Other		554	1,064	0.2	384	914	0.2
IV. Non-operating expenses							
1. Loss on investment in anonymous association	*1	213			90		
2. Amortization of stock issuance expenses		—			286		
3. Other		141	354	0.1	197	574	0.1
Ordinary income (loss)			(163,092)	(32.7)		32,065	7.9
V. Extraordinary income							
1. Gain on sale of fixed assets	*2	—			872		
2. Gain on sale of investment securities		3,286			—		
3. Other		458	3,744	0.8	86	959	0.2
VI. Extraordinary losses							
1. Loss on disposal of fixed assets	*3	—			735		
2. Impairment losses	*4	6,804			—		
3. Goodwill write-offs	*5	4,393			—		
4. Transfer to allowance for bad debts		107,012			—		
5. Transfer to reserve for losses on interest repayments		69,312			—		
6. Transfer to reserve for losses on treatment of soil contamination		630			—		
7. Business reorganization losses		7,211			—		
8. Transfer to business reorganization reserve		11,316			—		
9. Dissolution fees for cancellation of contract		2,210			521		
10. Loss on closure of unstaffed branches		—			251		
11. Other		4,023	212,914	42.7	618	2,126	0.5
Net income (loss) before taxes			(372,262)	(74.6)		30,898	7.6
Corporate tax, local and enterprise taxes		15,795			3,073		
Prior-year corporate tax, local and enterprise taxes		—			3,451		
Adjustment on corporate tax, etc.		24,733	40,529	8.1	(3,251)	3,274	0.8
Gain (loss) on minority interests			(1,540)	(0.3)		189	0.0
Net income (loss)			(411,250)	(82.4)		27,434	6.8

3. Consolidated Statements of Change in Shareholders' Equity

Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	83,317	104,125	486,214	(2,964)	670,692
Change during fiscal year					
Distribution of retained earnings*			(4,248)		(4,248)
Distribution of retained earnings			(4,248)		(4,248)
Net loss			(411,250)		(411,250)
Acquisition of treasury stock			–	(3)	(3)
Disposal of treasury stock			(0)	0	0
Net change in items other than shareholders' equity during fiscal year					
Total change during fiscal year	–	–	(419,748)	(3)	(419,751)
Balance at March 31, 2007	83,317	104,125	66,465	(2,968)	250,940

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Gain (loss) on deferred hedge	Total evaluation and foreign currency translation adjustments		
Balance at March 31, 2006	11,001	–	11,001	6,964	688,658
Change during fiscal year					
Distribution of retained earnings*			–		(4,248)
Distribution of retained earnings					(4,248)
Net loss			–		(411,250)
Acquisition of treasury stock			–		(3)
Disposal of treasury stock			–		0
Net change in items other than shareholders' equity during fiscal year	(4,465)	(5,752)	(10,217)	(1,544)	(11,762)
Total change during fiscal year	(4,465)	(5,752)	(10,217)	(1,544)	(431,514)
Balance at March 31, 2007	6,536	(5,752)	784	5,419	257,144

Note: Distribution of retained earnings approved by the ordinary general meeting of shareholders in June 2006.

Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2007	83,317	104,125	66,465	(2,968)	250,940
Change during fiscal year					
Issuance of new stock for capital increase	25,007	25,007			50,015
Distribution of retained earnings			(4,248)		(4,248)
Distribution of retained earnings			(2,831)		(2,831)
Net income			27,434		27,434
Acquisition of treasury stock				(142)	(142)
Disposal of treasury stock			(0)	0	0
Net change in items other than shareholders' equity during fiscal year					
Total change during fiscal year	25,007	25,007	20,354	(142)	70,226
Balance at March 31, 2008	108,324	129,133	86,819	(3,110)	321,167

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Gain (loss) on deferred hedge	Total evaluation and foreign currency translation adjustments		
Balance at March 31, 2007	6,536	(5,752)	784	5,419	257,144
Change during fiscal year					
Issuance of new stock for capital increase			—		50,015
Distribution of retained earnings			—		(4,248)
Distribution of retained earnings			—		(2,831)
Net income			—		27,434
Acquisition of treasury stock			—		(142)
Disposal of treasury stock			—		0
Net change in items other than shareholders' equity during fiscal year	(4,455)	1,420	(3,035)	184	(2,851)
Total change during fiscal year	(4,455)	1,420	(3,035)	184	67,375
Balance at March 31, 2008	2,080	(4,332)	(2,251)	5,604	324,520

4. Consolidated Statements of Cash Flows

(In millions of yen)

Category	Note No.	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007) Amount	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008) Amount
I. Cash flow from operating activities			
Net income (loss) before taxes		(372,262)	30,898
Depreciation expenses		13,122	11,072
Impairment losses		6,804	—
Goodwill write-offs		6,128	855
Increase (decrease) in allowance for bad debts		235,857	(77,158)
Increase (decrease) in reserve for losses on interest repayments		146,078	(23,402)
Non-operating interest on loans and cash dividends		(242)	(389)
Loss (gain) on sale of fixed assets		—	(795)
Loss on disposal of fixed assets		1,964	735
Loss (gain) on sale of investment securities		(3,241)	—
Decrease (increase) in loans to customers		211,327	313,983
Decrease (increase) in installment receivables		34,661	26,431
Decrease (increase) in operational investment securities		(12)	596
Decrease (increase) in other operating receivables		(2,132)	(882)
Decrease (increase) in purchased claims		(1,821)	(93)
Decrease (increase) in claims in bankruptcy		(5,957)	(7,361)
Decrease (increase) in other current assets		5,114	3,032
Increase (decrease) in other current liabilities		5,620	(19,961)
Other		2,148	1,886
Subtotal		283,160	259,448
Non-operating interest on loans and cash dividends		242	389
Payments for corporate and other taxes		(32,843)	(12,313)
Cash flow from operating activities		250,558	247,524
II. Cash flow from investing activities			
Funds used for purchase of tangible fixed assets		(3,043)	(5,474)
Gain on sale of tangible fixed assets		457	—
Funds used for purchase of intangible fixed assets		(8,224)	(8,715)
Funds used for purchase of investment securities		(1,676)	(1,968)
Funds provided by sales of investment securities		5,087	934
Decrease (increase) in short-term receivables		20,028	29,987
Other		870	1,658
Cash flow from investing activities		13,498	16,420

(In millions of yen)

Category	Note No.	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007) Amount	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008) Amount
III. Cash flow from financing activities			
Proceeds from short-term debts		746,500	586,260
Repayment of short-term debts		(768,330)	(518,700)
Increase (decrease) in commercial paper		(25,000)	5,000
Proceeds from long-term debts		374,710	104,328
Repayments of long-term debts		(575,964)	(351,062)
Proceeds from issuance of bonds		67,194	69,898
Redemption of bonds		(82,000)	(72,000)
Proceeds from issuance of common stock		—	49,763
Payment for acquisition of treasury stock		(3)	(142)
Proceeds from disposal of treasury stock		0	0
Cash dividends paid		(8,497)	(7,080)
Cash flow from financing activities		(271,390)	(133,734)
IV. Effect of exchange rate changes on cash and cash equivalents		45	10
V. Increase (decrease) in cash and cash equivalents		(7,287)	130,221
VI. Balance of cash and cash equivalents at the beginning of the year		134,376	127,089
VIII. Balance of cash and cash equivalents at the end of the year	*1	127,089	257,310

5. Significant Accounting Policies Relating to the Consolidated Financial Statements

Item	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)
1. Accounting principles used for standard accounting treatment (1) Depreciation methods for important depreciable assets	i) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-17 years Equipment and fixtures 2-20 years	i) Tangible fixed assets Diminishing balance depreciation method Straight line depreciation method for buildings (excluding attached facilities) that consolidated subsidiaries acquired on or after April 1, 1998 Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-17 years Equipment and fixtures 2-20 years (Changes to accounting policies) In conjunction with the revision of Japan's Corporation Tax Law, AIFUL and its consolidated subsidiaries have changed the method of depreciation for tangible fixed assets (excludes buildings at AIFUL) acquired on or after April 1, 2007 to the method based on the Corporation Tax Law after its revision, starting in the fiscal year under review. As a result, operating income, ordinary income, and net income before income taxes have each declined by 68 million yen. (Supplementary Data) In conjunction with the revision of the Corporation Tax Law, AIFUL and its consolidated subsidiaries have accounted for assets (excludes buildings at AIFUL) acquired on or before March 31, 2007 through the uniform depreciation over 5 years of the difference between an amount equivalent to 5% of the acquisition price and the memorandum price from the fiscal year following the fiscal year when 5% of the acquisition price is reached, through the adoption of a depreciation method based on the Corporation Tax Law before its revision. As a result, operating income, ordinary income, and net income before income taxes have each declined by 30 million yen.

Item	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)
(2) Scope of funds in the consolidated statements of cash flows	Funds include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.	
	—	(Change to the scope of funds) In the past, receivables repurchase agreement transactions, as financial assets (short-term loans), were not included in the scope of funds in the consolidated statement of cash flows. To show actual conditions with regard to the application of short term excess funds more accurately, from this fiscal year forward they will be included under cash equivalents. As a result of these changes, cash flow from investing activities, increase in cash and cash equivalents, and balance of cash and cash equivalents at the end of the year increased by ¥29,975 million.

Note: With the exception of the above-described depreciation methods for important depreciable assets and the change to the scope of funds in the consolidated statement of cash flows, there have been no significant changes since those listed in the most recent financial report (submitted June 28, 2007). Accordingly, no mention is made of them.

6. Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Financial Statements

Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)
(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the fiscal year under review. The amount of shareholders' equity under former accounting standards was 257,477 million yen. With the amendment of the regulations for consolidated financial statements, the Company has presented net assets in the consolidated balance sheets for the fiscal year under review on the basis of the regulations for consolidated financial statements after amendment.	—
(Accounting Standards for Business Combinations, etc.) The Company adopted Accounting Standard for Business Combinations (Business Accounting Council, October 31, 2003) and Accounting Standard for Business Separations (ASBJ Statement No. 7, December 27, 2005) as well as Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Separations (ASBJ Guidance No. 10, December 27, 2005) starting in the fiscal year under review.	—

Per Share Information

Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)		Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)	
Net assets per share	1,777.44 yen	Net assets per share	1,909.46 yen
Net loss per share	2,903.85 yen	Net income per share	190.77 yen
		Diluted net income per share	186.86 yen
Diluted net income per share omitted because the Company recorded a net loss per share and because there were no latent shares with a dilutive effect.			

Note 1: Basis for calculation of net assets per share is as follows.

	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)
Total net assets	257,144 million yen	324,520 million yen
Amount deducted from total net assets	5,419 million yen	5,604 million yen
(Of which minority interests)	(5,419 million yen)	(5,604 million yen)
Net assets related to common stock at end of fiscal year	251,724 million yen	318,915 million yen
Number of shares of common stock at the end of the fiscal year used in the calculation of net assets per share	141,622,165 shares	167,019,283 shares

Note 2: Basis for calculation of net income (loss) per share and diluted net income per share is as follows.

Item	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)
Net income (loss) per share		
Net income (loss)	(411,250 million yen)	27,434 million yen
Amount not attributable to common stock shareholders	—	—
Net income (loss) related to common stock	(411,250 million yen)	27,434 million yen
Average number of shares of common stock during the period	141,622,497 shares	143,806,320 shares
Diluted net income per share		
Adjusted net income	—	—
Increase in number of common stock	—	3,015,748 shares
(of which warrants)	(—)	(3,015,748 shares)
Outline of stock not included in diluted net income per share due to lack of dilutive effect	New share subscription-type stock options (No. of shares: 325,800) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 351,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 252,000) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 276,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

Omissions from Disclosure

Notes pertaining to lease transactions, transactions with related parties, marketable securities, derivative transactions, retirement benefits, stock options, etc., and business combinations have been omitted because there is not considered to be a strong necessity for disclosure in these brief financial statements.

II. Consolidated Results of Operations

1. Operating Revenue

(In millions of yen, %)

Item \ Period	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)		Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)	
	Amount	%	Amount	%
Interest on loans to customers	448,662	89.9	356,435	87.9
Unsecured loans	374,839	75.1	300,886	74.2
Secured loans	43,575	8.7	31,958	7.9
Small business loans	30,247	6.1	23,590	5.8
Credit card revenue	12,754	2.6	14,948	3.7
Per-item credit revenue	12,998	2.6	6,912	1.7
Credit guarantee revenue	9,186	1.8	8,547	2.1
Other financial revenue	229	0.0	561	0.1
Other operating revenue	15,200	3.1	18,378	4.5
Collection of purchased claims	3,725	0.8	6,633	1.6
Revenue from operational investment securities	527	0.1	515	0.1
Other	10,947	2.2	11,229	2.8
Total	499,031	100.0	405,784	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery and card membership fees.

2. Other Operating Indicators

Item \ Period	End of previous fiscal year (As of Mar. 31, 2007)	End of fiscal year under review (As of Mar. 31, 2008)
Total amount of loans outstanding (millions of yen)	1,985,263	1,665,682
Unsecured loans	1,537,904	1,278,001
Secured loans	291,716	246,519
Small business loans	155,642	141,161
Number of customer accounts	3,547,633	3,067,440
Unsecured loans	3,366,873	2,911,227
Secured loans	87,384	73,039
Small business loans	93,376	83,174
Number of branches	2,307	1,205
Staffed branches	364	223
Unstaffed branches	1,943	982
Number of automatic loan-contracting machines	1,872	1,096
Number of loan application processing machines	304	38
Number of ATMs	167,238	151,392
Company-owned	1,998	1,174
Partner-owned	165,240	150,218
Number of employees	6,477	5,138
Bad debt write-off (millions of yen)	205,980	227,727
Allowance for bad debts (millions of yen)	407,573	330,414
Net income (loss) per share (yen)	(2,903.85)	190.77
Net assets per share (yen)	1,777.44	1,909.46

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables (72,573 million yen at the end of the previous fiscal year and 66,976 million yen at the end of the fiscal year under review) have been included.

2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 5,505 million yen in the previous fiscal year, and 5,359 million yen in the fiscal year under review.

3. The allowance for bad debts includes the expected amount of interest repayments estimated to have priority application to loans outstanding (195,545 million yen at the end of the previous fiscal year and 108,973 million yen at the end of the fiscal year under review).

Non-Consolidated Business Results

I. Non-Consolidated Financial Statements

1. Non-Consolidated Balance Sheets

(In millions of yen, %)

		End of previous fiscal year (As of March 31, 2007)			End of fiscal year under review (As of March 31, 2008)		
Category	Note No.	Amount		%	Amount		%
(Assets)							
I. Current assets							
1. Cash and cash equivalents			75,255			171,563	
2. Loans	*1, 2, 4		1,298,611			1,058,879	
3. Customers' liabilities for acceptances and guarantees			58,914			56,224	
4. Marketable securities			—			2,000	
5. Pre-paid expenses			2,577			1,603	
6. Deferred tax assets			9,333			11,362	
7. Accrued income			11,063			8,316	
8. Short-term loans	*3		30,099			30,087	
9. Other	*1		14,824			13,961	
Allowance for bad debts	*5		(262,185)			(201,897)	
Total current assets			1,238,494	74.6		1,152,101	75.0
II. Fixed assets							
1. Tangible fixed assets							
(1) Buildings		21,044			17,037		
Total accumulated depreciation		(11,792)	9,251		(8,607)	8,430	
(2) Structures		3,721			2,409		
Total accumulated depreciation		(2,928)	792		(1,785)	623	
(3) Machinery		161			161		
Total accumulated depreciation		(74)	86		(86)	74	
(4) Equipment and fixtures		22,066			19,224		
Total accumulated depreciation		(11,901)	10,165		(11,067)	8,156	
(5) Land			6,762			6,762	
(6) Construction in process account			759			2,917	
Total tangible fixed assets			27,818	1.7		26,963	1.8
2. Intangible fixed assets							
(1) Software			11,992			13,454	
(2) Other			224			179	
Total intangible fixed assets			12,217	0.7		13,633	0.9

(In millions of yen, %)

Category	Note No.	End of previous fiscal year (As of March 31, 2007) Amount	%	End of fiscal year under review (As of March 31, 2008) Amount	%
3. Investment and other fixed assets					
(1) Investment securities		18,879		11,046	
(2) Stock in affiliated companies		110,144		120,731	
(3) Other marketable securities of affiliated companies		448		425	
(4) Claims in bankruptcy	*4	33,517		39,998	
(5) Long-term loans to affiliated companies		277,502		228,291	
(6) Long-term prepaid expenses		1,544		1,037	
(7) Lease deposits and guarantees		8,468		5,945	
(8) Deferred tax assets		—		1,792	
(9) Other		922		1,092	
Allowance for bad debts	*6	(69,765)		(67,496)	
Total investment and other fixed assets		381,664	23.0	342,864	22.3
Total fixed assets		421,700	25.4	383,462	25.0
III. Deferred assets					
Bond issuing expenses		631		393	
Total deferred assets		631	0.0	393	0.0
Total assets		1,660,826	100.0	1,535,957	100.0

(In millions of yen, %)

Category	Note No.	End of previous fiscal year (As of March 31, 2007) Amount		%	End of fiscal year under review (As of March 31, 2008) Amount		%
(Liabilities)							
I. Current liabilities							
1. Acceptances and guarantees			58,914			56,224	
2. Short-term debts			16,000			90,000	
3. Current portion of bonds			72,000			45,000	
4 Current portion of long-term debts	*1		228,600			195,207	
5. Trade accounts payable			11,523			5,538	
6. Accrued expenses payable			3,881			3,798	
7. Income taxes payable			37			236	
8. Reserve for accrued bonuses			2,042			1,921	
9. Reserve for losses on treatment of soil contamination			630			—	
10. Business reorganization reserve			4,381			147	
11. Other			517			662	
Total current liabilities			398,529	24.0		398,736	25.9
II. Long-term liabilities							
1. Bonds			414,100			369,100	
2. Bonds with warrants			—			70,000	
3. Long term debts	*1		460,259			268,984	
4. Deferred tax liabilities			425			—	
5. Reserve for losses on interest repayments			122,956			99,467	
6. Allowance for retirement benefits for directors			1,255			969	
7. Interest swaps			8,193			6,417	
8. Other			101			267	
Total long-term liabilities			1,007,292	60.6		815,205	53.1
Total liabilities			1,405,821	84.6		1,213,942	79.0
(Net Assets)							
I. Shareholders' equity							
1. Common stock			83,317	5.0		108,324	7.0
2. Capital surplus							
(1) Capital reserves		90,225			115,232		
Total capital surplus			90,225	5.4		115,232	7.5
3. Retained earnings							
(1) Earned surplus reserves		1,566			1,566		
(2) Other retained earnings							
General reserve		437,296			437,296		
Retained earnings carried forward		(355,054)			(335,065)		
Total retained earnings			83,807	5.1		103,796	6.8
4. Treasury stock			(2,968)	(0.1)		(3,110)	(0.2)
Total shareholders' equity			254,381	15.4		324,243	21.1
II. Evaluation and foreign currency translation adjustments							
1. Differences in evaluation of other marketable securities			6,376	0.4		2,104	0.1
2. Gain (loss) on deferred hedge			(5,752)	(0.4)		(4,332)	(0.2)
Total evaluation and foreign currency translation adjustments			623	0.0		(2,227)	(0.1)
Total net assets			255,005	15.4		322,015	21.0
Total net assets and liabilities			1,660,826	100.0		1,535,957	100.0

2. Non-Consolidated Statements of Income

(In millions of yen, %)

Category	Note No.	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007) Amount		%	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008) Amount		%
I. Operating revenue							
1. Interest on loans to customers			292,668	97.3		224,706	96.4
2. Financial revenue - other			179	0.1		400	0.2
3. Operating revenue - other							
(1) Credit guarantee revenue		5,052			4,738		
(2) Bad debt write-off recovery		1,840			2,552		
(3) Other		1,014	7,907	2.6	641	7,932	3.4
Total operating revenue			300,755	100.0		233,039	100.0
II. Operating expenses							
1. Financial expenses							
(1) Interest expenses		18,257			15,420		
(2) Interest on bonds		7,772			7,813		
(3) Other		2,828	28,858	9.6	2,121	25,355	10.9
2. Operating expenses - other							
(1) Advertising expenses		5,733			4,142		
(2) Commissions		11,449			8,522		
(3) Loan losses		48,469			190		
(4) Transfer to allowance for bad debts		169,616			102,881		
(5) Interest repayments		11,195			—		
(6) Transfer to reserve for losses on interest repayments		65,886			26,935		
(7) Director's salaries and remuneration		354			326		
(8) Salaries for employees		19,037			14,750		
(9) Bonus for employees		2,458			1,971		
(10) Transfer to reserve for accrued bonuses		2,042			1,921		
(11) Transfers to allowance for retirement benefits for directors		88			83		
(12) Welfare expenses		3,905			3,549		
(13) Expenses for retirement benefits for employees		742			650		
(14) Rent fees		3,910			2,359		
(15) Land rent		7,701			5,058		
(16) Repairs		4,139			3,540		
(17) Depreciation expenses		8,641			6,547		
(18) Other		13,461	378,834	126.0	7,295	190,726	81.8
Total operating expenses			407,693	135.6		216,081	92.7
Operating income (loss)			(106,937)	(35.6)		16,957	7.3

(In millions of yen, %)

Category	Note No.	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007) Amount		%	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008) Amount		%
III. Non-operating income							
1. Interest on loans	*1	4,495			4,380		
2. Miscellaneous		1,506	6,002	2.0	1,354	5,734	2.4
IV. Non-operating expenses							
1. Loss on investment in anonymous association	*2	209			90		
2. Transfer to allowance for bad debts		—			59		
3. Amortization of stock issuance expenses		—			251		
4. Miscellaneous		80	289	0.1	98	500	0.2
Ordinary income (loss)			(101,225)	(33.7)		22,191	9.5
V. Extraordinary income							
1. Gain on sale of fixed assets	*3	—			831		
2. Gain on sale of investment securities		2,940			—		
3. Allowance for bad debts from previous year		—			7,100		
3. Other		1	2,941	1.0	24	7,955	3.4
VI. Extraordinary losses							
1. Loss on disposal of fixed assets	*4	—			602		
2. Impairment losses	*5	3,128			—		
3. Loss on valuation of stock in affiliated companies		21,700			—		
4. Loss on liquidation of shares in absorbed companies		2,549			—		
5. Transfer to allowance for bad debts		145,397			—		
6. Transfer to reserve for losses on interest repayments		57,070			—		
7. Transfer to reserve for losses on treatment of soil contamination		630			—		
8. Business reorganization losses		4,416			172		
9. Transfer to business reorganization reserve		4,381			—		
10. Dissolution fees for cancellation of contract		1,546			521		
11. Other		2,059	242,879	80.7	176	1,472	0.6
Net income (loss) before taxes			(341,163)	(113.4)		28,674	12.3
Corporate tax, local and enterprise taxes		7,563			191		
Prior-year corporate tax, local and enterprise taxes		—			3,442		
Adjustment on corporate tax, etc.		10,672	18,235	6.1	(2,029)	1,604	0.7
Net income (loss)			(359,399)	(119.5)		27,069	11.6

3. Non-Consolidated Statements of Change in Shareholders' Equity

Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)

(In millions of yen)

	Shareholders' equity		
	Common stock	Capital surplus	
		Capital reserves	Total capital surplus
Balance at March 31, 2006	83,317	90,225	90,225
Change during fiscal year			
Total change during fiscal year	–	–	–
Balance at March 31, 2007	83,317	90,225	90,225

(In millions of yen)

	Shareholders' equity					
	Retained earnings				Treasury stock	Total shareholders' equity
	Earned surplus reserves	Other retained earnings		Total retained earnings		
		General reserve	Retained earnings carried forward			
Balance at March 31, 2006	1,566	395,496	54,641	451,704	(2,964)	622,281
Change during fiscal year						
Distribution of retained earnings*			(4,248)	(4,248)		(4,248)
Distribution of retained earnings			(4,248)	(4,248)		(4,248)
Addition to general reserve*		41,800	(41,800)	–		–
Net loss			(359,399)	(359,399)		(359,399)
Acquisition of treasury stock				–	(3)	(3)
Disposal of treasury stock			(0)	(0)	0	0
Total change during fiscal year	–	41,800	(409,696)	(367,896)	(3)	(367,899)
Balance at March 31, 2007	1,566	437,296	(355,054)	83,807	(2,968)	254,381

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Total net assets
	Differences in evaluation of other marketable securities	Gain (loss) on deferred hedge	Total evaluation and foreign currency translation adjustments	
Balance at March 31, 2006	10,636	–	10,636	632,917
Change during fiscal year				
Distribution of retained earnings*			–	(4,248)
Distribution of retained earnings			–	(4,248)
Addition to general reserve*			–	–
Net loss			–	(359,399)
Acquisition of treasury stock			–	(3)
Disposal of treasury stock			–	0
Net change in items other than shareholders' equity during fiscal year	(4,260)	(5,752)	(10,012)	(10,012)
Total change during fiscal year	(4,260)	(5,752)	(10,012)	(377,912)
Balance at March 31, 2007	6,376	(5,752)	623	255,005

Note*: Distribution of retained earnings approved by the ordinary general meeting of shareholders in June 2006.

Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)

(In millions of yen)

	Shareholders' equity		
	Common stock	Capital surplus	
		Capital reserves	Total capital surplus
Balance at March 31, 2007	83,317	90,225	90,225
Change during fiscal year			
Issuance of new stock for capital increase	25,007	25,007	25,007
Total change during fiscal year	25,007	25,007	25,007
Balance at March 31, 2008	108,324	115,232	115,232

(In millions of yen)

	Shareholders' equity					
	Retained earnings				Treasury stock	Total shareholders' equity
	Earned surplus reserves	Other retained earnings		Total retained earnings		
		General reserve	Retained earnings carried forward			
Balance at March 31, 2007	1,566	437,296	(355,054)	83,807	(2,968)	254,381
Change during fiscal year						—
Issuance of new stock for capital increase				—		50,015
Distribution of retained earnings			(4,248)	(4,248)		(4,248)
Distribution of retained earnings			(2,831)	(2,831)		(2,831)
Net income			27,069	27,069		27,069
Acquisition of treasury stock				—	(142)	(142)
Disposal of treasury stock			(0)	(0)	0	0
Total change during fiscal year	—	—	19,989	19,989	(142)	69,862
Balance at March 31, 2008	1,566	437,296	(335,065)	103,796	(3,110)	324,243

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Total net assets
	Differences in evaluation of other marketable securities	Gain (loss) on deferred hedge	Total evaluation and foreign currency translation adjustments	
Balance at March 31, 2007	6,376	(5,752)	623	255,005
Change during fiscal year				—
Issuance of new stock for capital increase			—	50,015
Distribution of retained earnings			—	(4,248)
Distribution of retained earnings			—	(2,831)
Net income			—	27,069
Acquisition of treasury stock			—	(142)
Disposal of treasury stock			—	0
Net change in items other than shareholders' equity during fiscal year	(4,271)	1,420	(2,851)	(2,851)
Total change during fiscal year	(4,271)	1,420	(2,851)	67,010
Balance at March 31, 2008	2,104	(4,332)	(2,227)	322,015

4. Significant Accounting Policies Relating to the Non-Consolidated Financial Statements

Item	Previous fiscal year (Apr. 1. 2006 to Mar. 31, 2007)	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)
1. Depreciation methods for fixed assets	Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 13-15 years Equipment and fixtures 3-20 years	Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 13-15 years Equipment and fixtures 2-20 years (Changes to accounting policies) In conjunction with the revision of Japan's Corporation Tax Law, AIFUL has changed the method of depreciation for tangible fixed assets except buildings (excludes attached facilities) acquired on or after April 1, 2007 to the method based on the Corporation Tax Law after its revision from the fiscal year under review. As a result, operating income, ordinary income, and net income before income taxes have each declined by 20 million yen. (Supplementary Data) In conjunction with the revision of the Corporation Tax Law, AIFUL has accounted for assets except building (excludes attached facilities) acquired on or before March 31, 2007 through the uniform depreciation over 5 years of the difference between an amount equivalent to 5% of the acquisition price and the memorandum price from the fiscal year following the fiscal year when 5% of the acquisition price is reached, through the adoption of a depreciation method based on the Corporation Tax Law before its revision. As a result, operating income, ordinary income, and net income before income taxes have each declined by 27 million yen.

Note: With the exception of the above-described depreciation methods for fixed assets, there have been no significant changes since those listed in the most recent financial report (submitted June 28, 2007). Accordingly, no mention is made of them.

5. Changes to Significant Matters Forming the Basis for the Preparation of Non-Consolidated Financial Statements

Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)
(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the fiscal year under review. The amount of shareholders' equity under former accounting standards was 260,757 million yen. With the amendment of the regulations for financial statements, the Company has presented net assets in the balance sheets for the fiscal year under review on the basis of the regulations for financial statements after amendment.	—
(Accounting Standards for Business Combinations, etc.) The Company adopted Accounting Standard for Business Combinations (Business Accounting Council, October 31, 2003) and Accounting Standard for Business Separations (ASBJ Statement No. 7, December 27, 2005) as well as Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Separations (ASBJ Guidance No. 10, December 27, 2005) starting in the fiscal year under review.	—

Per Share Information

Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)		Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)	
Net assets per share	1,800.60 yen	Net assets per share	1,928.02 yen
Net loss per share	2,537.73 yen	Net income per share	188.24 yen
		Diluted net income per share	184.37 yen
Diluted net income per share omitted because the Company recorded a net loss per share and because there were no latent shares with a dilutive effect.			

Note: Basis for calculation of net income (loss) per share and diluted net income per share is as follows.

Item	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)
Net income (loss) per share		
Net income (loss)	(359,399 million yen)	27,069 million yen
Amount not attributable to common stock shareholders	—	—
Net income (loss) related to common stock	(359,399 million yen)	27,069 million yen
Average number of shares of common stock during the period	141,622,497 shares	143,806,320 shares
Diluted net income per share		
Adjusted net income	—	—
Increase in number of common stock	—	3,015,748 shares
(of which warrants)	(—)	(3,015,748 shares)
Outline of stock not included in diluted net income per share due to lack of dilutive effect	New share subscription-type stock options (No. of shares: 325,800) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 351,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 252,000) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 276,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

II. Non-Consolidated Results of Operations

1. Operating Revenue

(In millions of yen, %)

Item \ Period	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)		Fiscal year under review (Apr. 1, 2007 to Mar. 31, 2008)	
	Amount	%	Amount	%
Interest on loans to customers	292,668	97.3	224,706	96.4
Unsecured loans	243,614	81.0	190,230	81.6
Secured loans	41,423	13.8	29,808	12.8
Small business loans	7,630	2.5	4,667	2.0
Other financial revenue	179	0.1	400	0.2
Other operating revenue	7,907	2.6	7,932	3.4
Credit guarantee revenue	5,052	1.7	4,738	2.0
Other	2,855	0.9	3,193	1.4
Total	300,755	100.0	233,039	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery.

2. Other Operating Indicators

Item \ Period	End of previous fiscal year (As of Mar. 31, 2007)	End of fiscal year under review (As of Mar. 31, 2008)
Total amount of loans outstanding (millions of yen)	1,298,611	1,058,879
Unsecured loans	995,077	817,824
Secured loans	274,787	221,577
Small business loans	28,747	19,477
Number of customer accounts	1,894,105	1,593,420
Unsecured loans	1,788,545	1,508,507
Secured loans	84,047	69,502
Small business loans	21,513	15,411
Number of branches	1,805	1,010
Staffed branches	101	101
Unstaffed branches	1,704	909
Number of "Ojidosan" automatic loan-contracting machines	1,501	977
Number of loan application processing machines	304	38
Number of ATMs	89,058	91,432
Company-owned	1,668	1,026
Partner-owned	87,390	90,406
Number of employees	3,046	2,585
Bad debt write-off (millions of yen)	134,128	154,487
Allowance for bad debts (millions of yen)	331,951	269,394
Net income (loss) per share (yen)	(2,537.73)	188.24
Net assets per share (yen)	(1,800.60)	1,928.02

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 4,663 million yen in the previous fiscal year, and 4,126 million yen in the fiscal year under review.

3. The allowance for bad debts includes the expected amount of interest repayments estimated to have priority application to operating loans (167,530 million yen at the end of the previous fiscal year and 93,504 million yen at the end of the fiscal year under review).

EXHIBIT 4

2008年3月期　決算データブック

Data Book (March, 2008)

1. 主要利益数値	Review of Profit / Group & AIFUL	1p
2. グループ合計営業実績	Review of Operation / Group Total	2p
3. グループ合計損益の内訳	Revenue and Expenses / Group Total	3p
4. グループ合計資金調達の状況	Review of Funding / Group Total	4p
5. アイフル営業実績	Review of Operation / AIFUL	5p
6. アイフル損益の内訳	Revenue and Expenses / AIFUL	6p
7. アイフル資金調達の状況	Review of Funding / AIFUL	7p
8. アイフル債権ポートフォリオ	Analysis of Loan Portfolio / AIFUL	8p
9. アイフル無担保ローン顧客属性	Unsecured Loans Customer Profile / AIFUL	9p
10. アイフル貸倒＆不良債権	Credit Cost & NPL's / AIFUL	10～12p
11. ライフ営業指標	Review of Operation / LIFE	13p
12. ライフ損益の内訳	Revenue and Expenses / LIFE	14･15p
13. ライフ資金調達の状況	Review of Funding / LIFE	16p
14. ライフ顧客属性	Customer Profile / LIFE	17p
15. ライフ貸倒＆不良債権	Credit Cost & NPL's / LIFE	18p
16. 事業者ローン2社の営業指標	Review of Operation / Small Business Loan Subsidiaries	19p
17. 事業者ローン2社の損益の内訳	Revenue and Expenses / Small Business Loan Subsidiaries	20p
18. グループ経営一覧表	Group Management	21p
19. 消費者金融業界動向	Overview of Consumer Credit Industry	22p

－注：業績予想に関する注意事項－

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますがこれらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

－Note：Forward Looking Statements－

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社

AIFUL CORPORATION

1. 主要利益数値 (Review of Profit / Group & AIFUL)

(1)連結(Consolidated)

			年/決算月(Fiscal Year)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	08/3	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業収益	(百万円)	Operating Revenue	(¥ Million)	549,547	6.0	499,031	-9.2	405,784	-18.7	312,039	-23.1
営業費用	(百万円)	Operating Expenses	(¥ Million)	424,431	10.6	662,832	56.2	374,058	-43.6	279,147	-25.4
営業利益	(百万円)	Operating Income	(¥ Million)	125,116	-7.1	-163,801	-	31,725	-	32,892	3.7
経常利益	(百万円)	Ordinary Income	(¥ Million)	126,964	-6.2	-163,092	-	32,065	-	33,000	2.9
当期純利益	(百万円)	Net Income	(¥ Million)	65,827	-13.1	-411,250	-	27,434	-	31,730	15.7
総資産	(百万円)	Total Assets	(¥ Million)	2,790,969	8.4	2,214,559	-20.7	2,041,128	-7.8	1,800,178	-11.8
純資産	(百万円)	Net Assets	(¥ Million)	681,694	10.4	257,144	-62.3	324,520	26.2	349,656	7.7
一株当たり当期純利益	(円)	EPS	(¥)	464.84	-41.9	-2,903.85	-	190.77	-	189.98	-0.4
一株当たり純資産	(円)	BPS	(¥)	4,813.45	-26.4	1,777.44	-63.1	1,909.46	7.4	2,059.43	7.9
配当性向	(%)	Payout Ratio	(%)	12.9	*5.4*	-	-	21.0	-	21.1	*0.1*
自己資本比率	(%)	Equity Ratio	(%)	24.4	*0.4*	11.4	*-13.0*	15.6	*4.2*	19.1	*3.5*
純資産当期純利益率	(%)	ROE	(%)	10.1	*-2.9*	-88.1	*-98.3*	9.6	*97.7*	9.6	*0.0*
総資産当期純利益率	(%)	ROA	(%)	2.5	*-0.6*	-16.4	*-18.9*	1.3	*17.7*	1.7	*0.4*

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(2)単体(AIFUL)

			年/決算月(Fiscal Year)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	08/3	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業収益	(百万円)	Operating Revenue	(¥ Million)	343,515	0.9	300,755	-12.4	233,039	-22.5	176,676	-24.2
営業費用	(百万円)	Operating Expenses	(¥ Million)	255,966	9.8	407,693	59.3	216,081	-47.0	155,777	-27.9
営業利益	(百万円)	Operating Income	(¥ Million)	87,548	-18.6	-106,937	-	16,957	-	20,898	23.2
経常利益	(百万円)	Ordinary Income	(¥ Million)	94,632	-15.9	-101,225	-	22,191	-	26,000	17.2
当期純利益	(百万円)	Net Income	(¥ Million)	50,381	-25.1	-359,399	-	27,069	-	30,931	14.3
総資産	(百万円)	Total Assets	(¥ Million)	2,204,482	8.4	1,660,826	-24.7	1,535,957	-7.5	1,338,674	-12.8
純資産	(百万円)	Net Assets	(¥ Million)	632,917	8.3	255,005	-59.7	322,015	26.3	346,288	7.5
期末発行済株式総数	(千株)	N. of Shares issued	(Thousand)	142,035	50.0	142,035	0.0	167,475	17.9	167,475	0.0
一株当たり当期純利益	(円)	EPS	(¥)	355.77	-50.0	-2,537.73	-	188.24	-	185.19	-1.6
一株当たり純資産	(円)	BPS	(¥)	4,469.03	-27.8	1,800.60	-59.7	1,928.02	7.1	2,073.34	7.5
一株当たり配当金	(円)	Cash Dividends per Share	(¥)	60.00	0.0	60.00	0.0	40.00	-33.3	40.00	0.0
配当性向	(%)	Payout Ratio	(%)	16.9	*8.5*	-	-	21.2	-	21.6	*0.4*
自己資本比率	(%)	Equity Ratio	(%)	28.7	*0.0*	15.4	*-13.3*	21.0	*5.6*	25.9	*4.9*
純資産当期純利益率	(%)	ROE	(%)	8.3	*-3.9*	-81.0	*-89.2*	9.4	*90.3*	9.3	*-0.1*
総資産当期純利益率	(%)	ROA	(%)	2.4	*-1.0*	-18.6	*-21.0*	1.7	*20.3*	2.2	*0.5*

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

2. グループ合計営業実績 (Review of Operation / Group Total)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

年/決算月(Fiscal Year)		06/3	増減率(yoy%)	07/3	増減率(yoy%)	08/3	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業債権合計 (百万円)	Total Receivable Outstanding (¥Million)	2,681,746	6.3	2,369,585	−11.6	1,999,414	−15.6	1,784,441	−10.8
営業貸付金残高	Loans Outstanding	2,232,417	6.5	1,985,263	−11.1	1,665,682	−16.1	1,441,569	−13.5
無担保ローン	Unsecured	1,709,184	5.4	1,537,904	−10.0	1,278,001	−16.9	1,093,516	−14.4
有担保ローン	Home Equity	357,025	1.4	291,716	−18.3	246,519	−15.5	217,009	−12.0
事業者ローン	Small Business	166,208	37.4	155,642	−6.4	141,161	−9.3	131,044	−7.2
総合斡旋	Credit Card Shopping	101,134	27.0	117,222	15.9	127,677	8.9	150,816	18.1
個品斡旋	Installment Sales Finance	183,907	−10.9	112,517	−38.8	62,807	−44.2	39,635	−36.9
支払承諾見返	Guarantee	153,766	8.7	141,929	−7.7	129,712	−8.6	139,017	7.2
その他営業債権	Other	10,520	−	12,652	20.3	13,534	7.0	13,403	−1.0
口座数(残高あり) (千件)	Customer Accounts (Thousand)	3,898	2.7	3,547	−9.0	3,067	−13.5	−	−
無担保ローン	Unsecured	3,694	2.1	3,366	−8.9	2,911	−13.5	−	−
有担保ローン	Home Equity	104	4.8	87	−16.5	73	−16.4	−	−
事業者ローン	Small Business	99	28.0	93	−5.2	83	−10.9	−	−
一口座当たり残高 (千円)	Per Account	572	3.7	559	−2.3	543	−3.0	−	−
無担保ローン	Unsecured	462	3.1	456	−1.2	438	−3.9	−	−
有担保ローン	Home Equity	3,411	−3.3	3,338	−2.1	3,375	1.1	−	−
事業者ローン	Small Business	1,681	8.0	1,666	−1.2	1,697	1.8	−	−
クレジットカード会員数 (千件)	Credit Card Holders (Thousand)	13,096	9.4	14,065	7.4	14,819	5.4	15,294	3.2
個品斡旋口座数 (千件)	Shopping Installment Accounts (Thousand)	634	−21.7	458	−27.6	291	−36.4	−	−
新規顧客件数 (千件)	New Accounts (Thousand)	597	2.5	258	−56.7	148	−42.7	148	0.1
無担保ローン	Unsecured	533	1.2	242	−54.5	137	−43.4	138	0.6
有担保ローン	Home Equity	25	4.6	1	−93.1	1	−35.7	1	3.0
事業者ローン	Small Business	38	22.4	13	−63.1	9	−32.5	9	−7.8
新規クレジットカード発券数 (千枚)	New Issue of Credit Card (Thousand)	2,310	8.9	2,180	−5.7	1,849	−15.2	1,854	0.3

(2)チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)		06/3	増減数	07/3	増減数	08/3	増減数	09/3(E)	増減数
ローン事業店舗数 (店)	Loan Business Branches	2,722	*396*	2,307	*−415*	1,205	*−1,102*	1,125	*−80*
有人店舗	Staffed Branches	873	*−11*	364	*−509*	223	*−141*	228	*5*
無人店舗	Unstaffed Branches	1,849	*407*	1,943	*94*	982	*−961*	897	*−85*
ローン申込機	Simple Auto Application Machines	310	*303*	304	*−6*	38	*−266*	35	*−3*
自動契約機設置台数 (台)	Unmanned Loan-contracting machines	2,249	*79*	1,872	*−377*	1,096	*−776*	−	−
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	6,675	*165*	6,477	*−198*	5,138	*−1,339*	5,016	*−122*
非正社員数(b) (人)	N. of Employees (temp.) (b)	3,562	*176*	3,278	*−284*	2,508	*−770*	−	−
合計(a)+(b) (人)	Total (a)+(b)	10,237	*341*	9,755	*−482*	7,646	*−2,109*	−	−
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	34.8	*0.6*	33.6	*−1.2*	32.8	*−0.8*	−	−

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

3. グループ合計損益の内訳 (Revenue and Expenses / Group Total)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	増減率 (yoy%)	07/3	増減率 (yoy%)	08/3	営業収益比 (%)	増減率 (yoy%)	09/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	549,547	6.0	499,031	-9.2	405,784	100.0	-18.7	312,039	100.0	-23.1
営業貸付金利息	Interest Income	491,357	5.3	448,662	-8.7	356,435	87.9	-20.6	261,140	83.7	-26.7
無担保ローン	Unsecured	405,308	4.5	374,839	-7.5	300,886	74.1	-19.7	218,148	69.9	-27.5
有担保ローン	Home Equity	56,144	-0.7	43,575	-22.4	31,958	7.9	-26.7	23,773	7.6	-25.6
事業者ローン	Small Business	29,904	35.6	30,247	1.1	23,590	5.8	-22.0	19,218	6.2	-18.5
総合斡旋収益	Credit Card Shopping	11,275	24.0	12,754	13.1	14,948	3.7	17.2	17,653	5.7	18.1
個品斡旋収益	Installment Sales Finance	17,675	2.8	12,998	-26.5	6,912	1.7	-46.8	3,738	1.2	-45.9
信用保証収益	Guarantees	8,667	22.3	9,186	6.0	8,547	2.1	-7.0	8,594	2.8	0.5
その他の金融収益	Other Financial Revenue	35	-75.7	229	554.3	561	0.1	145.0	1,193	0.4	112.7
その他の営業収益	Other Operating Revenue	20,535	11.2	15,200	-26.0	18,378	4.5	20.9	19,721	6.3	7.3
営業投資有価証券売上高	Sales of Investment Securities	436	-34.3	527	20.9	515	0.1	-2.3	617	0.2	19.8
買取債権回収高	Purchased Loans Receivable	-	-	3,725	-	6,633	1.6	78.1	6,635	2.1	0.0
償却債権回収額	Bad Debt Recovery	8,535	10.6	4,022	-52.9	4,394	1.1	9.2	5,753	1.8	30.9
その他	Other	11,539	14.5	6,924	-40.0	6,834	1.7	-1.3	6,716	2.2	-1.7
営業費用	Operating Expenses	424,431	10.6	662,832	56.2	374,058	92.2	-43.6	279,147	89.5	-25.4
金融費用	Financial Expenses	37,762	-4.8	36,615	-3.0	33,292	8.2	-9.1	31,538	10.1	-5.3
売上原価	Cost of Sales	173	-51.5	2,829	1,535.3	5,269	1.3	86.2	5,384	1.7	2.2
営業投資有価証券売上原価	Cost of Investment Securities	149	-58.3	163	9.4	207	0.1	27.0	572	0.2	176.3
債権買取原価	Cost of purchased loans and receivables	-	-	2,666	-	5,061	1.2	89.8	4,812	1.5	-4.9
その他の営業費用	Other Operating Expenses (SG & A)	386,495	12.5	623,387	61.3	335,497	82.7	-46.2	242,225	77.6	-27.8
貸倒関連費用	Credit Cost	166,193	6.9	340,363	104.8	155,844	38.4	-54.2	109,833	35.2	-29.5
内貸倒損失	Bad Debt Write offs	149,830	3.1	205,980	37.5	227,727	56.1	10.6	186,763	59.9	-18.0
利息返還関連費用	Return of overpayment Cost	21,074	-	113,074	436.6	49,818	12.3	-55.9	442	0.1	-99.1
内利息返還金	Return of overpayment	-	-	36,308	-	66,241	16.3	82.4	51,011	16.3	-23.0
広告宣伝費	Advertising Expenses	28,018	18.4	15,073	-46.2	7,429	1.8	-50.7	8,067	2.6	8.6
人件費	Salaries	58,256	6.5	56,631	-2.8	44,470	11.0	-21.5	43,583	14.0	-2.0
のれん償却	Amortization of Goodwill and Consolidation Differences	2,055	5.9	1,734	-15.6	855	0.2	-50.7	855	0.3	0.0
その他	Other	110,897	2.8	96,509	-13.0	77,077	19.0	-20.1	79,445	25.5	3.1
営業利益	Operating Income	125,116	-7.1	-163,801	-	31,725	7.8	-	32,892	10.5	3.7
営業外収益	Non-operating Income	2,007	34.4	1,064	-47.0	914	0.2	-14.1	150	0.0	-83.6
営業外費用	Non-operating Expenses	159	-82.6	354	122.6	574	0.1	62.1	41	0.0	-92.8
経常利益	Ordinary Income	126,964	-6.2	-163,092	-	32,065	7.9	-	33,000	10.6	2.9
特別利益	Extraordinary Income	803	-32.2	3,744	366.3	959	0.2	-74.4	7	0.0	-99.3
特別損失	Extraordinary Losses	14,994	113.1	※212,914	1,320.0	2,126	0.5	-99.0	872	0.3	-59.0
税引前利益	Income before Income Taxes	112,773	-12.9	-372,262	-	30,898	7.6	-	32,135	10.3	4.0
法人税・住民税及び事業税	Income Taxes	45,520	11.0	15,795	-65.3	6,525	1.6	-58.7	626	0.2	-90.4
法人税等調整額	Effect of a Tax Consequences	-145	-	24,733	-	-3,251	-0.8	-	-307	-0.1	-
少数株主利益	Minority Interest Loss	1,571	123.8	-1,540	-	189	0.0	-	86	0.0	-54.5
当期純利益	Net Income	65,827	-13.1	-411,250	-	27,434	6.8	-	31,730	10.2	15.7

※当社グループは、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額107,012百万円、利息返還損失引当金繰入額69,312百万円の合計176,324百万円を特別損失に計上しています。

AIFUL Group has revised the reserve for interest repayment losses to 69,312 million yen and the reserve for bad debts to 107,012 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October, 2006.

4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)	09/3(E)	構成比(%)
借入金	Borrowings	1,128,905	56.8	930,279	55.7	694,887	46.8	-	-
都市銀行等	City Banks	149,677	7.5	153,567	9.2	116,568	7.8	-	-
信託銀行	Trust Banks	423,831	21.3	330,245	19.8	258,647	17.4	-	-
地方銀行・第二地方銀行	Regional Banks	204,120	10.3	171,641	10.3	113,765	7.7	-	-
生命保険会社	Life Insurance	142,853	7.2	92,171	5.5	56,068	3.8	-	-
損害保険会社	Non-Life Insurance	34,387	1.7	26,044	1.6	16,586	1.1	-	-
外国銀行	Foreigner	10,000	0.5	15,000	0.9	9,000	0.6	-	-
シンジケートローン	Syndicated Loan	26,945	1.4	-	-	-	-	-	-
県信連等	Credit Association	75,283	3.8	69,584	4.2	57,516	3.9	-	-
その他	Other	61,808	3.1	72,026	4.3	66,736	4.5	-	-
CP・社債等	CP and Bonds	859,570	43.2	739,945	44.3	791,414	53.2	-	-
CP	CP	25,000	1.3	-	-	5,000	0.3	-	-
普通社債	SB	510,500	25.7	496,100	29.7	424,100	28.5	-	-
転換社債	CB	-	-	-	-	70,000	4.7	-	-
流動化	ABS, ABL	324,070	16.3	243,845	14.6	292,314	19.7	-	-
合計	Total	1,988,476	100.0	1,670,225	100.0	1,486,302	100.0	1,269,727	100.0

(2)長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)	09/3(E)	構成比(%)
短期調達	Short-term Borrowings	138,200	7.0	91,370	5.5	163,930	11.0	-	-
短期借入	Borrowings	113,200	5.7	91,370	5.5	78,930	5.3	-	-
流動化	ABL	-	-	-	-	80,000	5.4	-	-
CP	CP	25,000	1.3	-	-	5,000	0.3	-	-
長期調達	Long-term Borrowings	1,850,276	93.0	1,578,855	94.5	1,322,372	89.0	-	-
固定金利借入	Fixed Rate	236,640	11.9	199,031	11.9	143,974	9.7	-	-
変動金利借入	Floating Rate	779,064	39.2	639,878	38.3	471,983	31.8	-	-
キャップ	With Cap	268,750	13.5	193,750	11.6	88,523	6.0	-	-
スワップ	With Swap	256,701	12.9	215,535	12.9	199,255	13.4	-	-
社債等(固定)	SB Other (Fixed Bond)	714,123	35.9	618,995	37.1	564,114	38.0	-	-
普通社債	SB	498,000	25.0	484,580	29.0	424,100	28.5	-	-
転換社債	CB	-	-	-	-	70,000	4.7	-	-
流動化	ABS, ABL	216,123	10.9	134,415	8.0	70,014	4.7	-	-
社債等(変動)	SB Other (Floating Bond)	120,447	6.1	120,950	7.2	142,300	9.6	-	-
普通社債	SB	12,500	0.6	11,520	0.7	-	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-
流動化	ABS, ABL	107,947	5.4	109,430	6.6	142,300	9.6	-	-
キャップ	With Cap	57,947	2.9	109,430	6.6	135,800	9.1	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	950,763	47.8	847,386	50.7	708,088	47.6	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,534,161	77.2	1,366,102	81.8	1,131,667	76.1	-	-
合計	Total	1,988,476	100.0	1,670,225	100.0	1,486,302	100.0	1,269,727	100.0

(3)調達金利(Funding Rate)

(%)

	年/決算月(Fiscal Year)	06/3	07/3	08/3	09/3(E)
調達金利	Funding Rate	1.55	1.80	1.78	2.13
間接	Indirect	1.71	2.03	2.15	-
直接	Direct	1.33	1.51	1.44	-

※調達金利＝未約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	2.10	2.20	2.10	2.85

5. アイフル営業実績 （Review of Operation / AIFUL）

(1)営業実績(Operating Results)

年/決算月(Fiscal Year)		06/3	増減率(yoy%)	07/3	増減率(yoy%)	08/3	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業債権合計	Total Receivable Outstanding	1,577,246	4.1	1,361,303	-13.7	1,119,755	-17.7	968,663	-13.5
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,512,717	2.8	1,298,611	-14.2	1,058,879	-18.5	902,511	-14.8
無担保ローン	Unsecured	1,133,083	3.6	995,077	-12.2	817,824	-17.8	708,510	-13.4
有担保ローン	Home Equity	341,152	-1.2	274,787	-19.5	221,577	-19.4	180,669	-18.5
事業者ローン	Small Business	38,480	16.9	28,747	-25.3	19,477	-32.2	13,331	-31.6
支払承諾見返	Guarantee	62,313	44.3	58,914	-5.5	56,224	-4.6	61,040	8.6
個人保証	Personal Loans	41,496	17.7	38,179	-8.0	34,826	-8.8	34,489	-1.0
事業者保証	Small business loans	20,817	163.1	20,734	-0.4	21,397	3.2	26,552	24.1
その他	Other	2,216	-	3,777	70.4	4,652	23.2	5,112	9.9
口座数 (千件)	Customer Accounts (Thousand)	2,187	-1.2	1,894	-13.4	1,593	-15.9	1,416	-11.1
無担保ローン	Unsecured	2,057	-1.6	1,788	-13.1	1,508	-15.7	1,347	-10.7
有担保ローン	Home Equity	101	3.1	84	-17.3	69	-17.3	58	-16.3
事業者ローン	Small Business	27	11.7	21	-22.6	15	-28.4	11	-27.5
一口座当たり残高 (千円)	Per Account (¥ Thousand)	691	4.1	685	-0.9	664	-3.1	637	-2.9
無担保ローン	Unsecured	550	5.3	556	1.0	542	-2.6	526	-5.6
有担保ローン	Home Equity	3,355	-4.1	3,269	-2.6	3,188	-2.5	3,106	-2.6
事業者ローン	Small Business	1,385	4.7	1,336	-3.5	1,263	-5.4	1,193	-5.5
新規顧客件数 (千件)	New Accounts (Thousand)	370	-1.4	156	-57.8	115	-26.0	135	16.9
無担保ローン	Unsecured	338	-1.6	155	-54.1	115	-25.7	135	17.1
有担保ローン	Home Equity	23	-0.6	0	-96.7	0	-64.0	0	-27.8
事業者ローン	Small Business	9	2.2	0	-95.7	0	-86.4	-	-
実質平均利回り ※1 (%)	Average Yield ※1 (%)	22.4	*-0.2*	20.8	*-1.5*	19.1	*-1.8*	17.1	*-2.0*
無担保ローン	Unsecured	24.2	*-0.3*	22.9	*-1.3*	21.0	*-1.9*	18.8	*-2.2*
有担保ローン	Home Equity	15.9	*-0.2*	13.5	*-2.5*	12.0	*-1.4*	10.4	*-1.6*
事業者ローン	Small Business	25.2	*-0.4*	22.7	*-2.5*	19.4	*-3.3*	17.7	*-1.7*

※1:実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%)
注) 斜体数値は増減数

※1:Average Yield=Interest Income/Average Loans Outstanding (%)
Notes:Italic Font = Increase or Decrease

(2)チャネル展開(Marketing Channel)

年/決算月(Fiscal Year)		06/3	増減数(yoy)	07/3	増減数(yoy)	08/3	増減数(yoy)	09/3(E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,912(967)	*340*	1,805(931)	*-107*	1,010(573)	*-795*	999	*-11*
有人店舗	Staffed Branches	511(121)	*-34*	101(6)	*-410*	101(5)	*0*	102	*1*
無人店舗	Unstaffed Branches	1,397(846)	*374*	1,704(925)	*307*	909(568)	*-795*	897	*-12*
ローン申込機	Simple Auto Application Machines	310(271)	*303*	304(269)	*-6*	38(34)	*-266*	35	*-3*
信販カード担当店等	Other	4	*0*	0	*-4*	0	*0*	0	*0*
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,595	*34*	1,501	*-94*	977	*-524*	-	-
併設型	At Staffed Branches	508	*-36*	101	*-407*	101	*0*	-	-
独立型	At Unstaffed Branches	1,087	*70*	1,400	*313*	876	*-524*	-	-
ATM･CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	101,989	*10,886*	104,467	*2,478*	107,119	*2,652*	-	-
自社ATM	AIFUL ATMs	1,803	*42*	1,668	*-135*	1,026	*-642*	-	-
提携ATM－CD ※3	Tie-up ATM-CD ※3	84,836	*10,259*	87,390	*2,554*	90,406	*3,016*	-	-
提携コンビニ入金	Tie-up Convenience Store	15,350	*585*	15,409	*59*	15,687	*278*	-	-
保証提携先金融機関	Guarantee Tie-up Banks								
個人保証	Personal Loans	44	*3*	43	*-1*	44	*1*	-	-
事業者保証	Small business loans	57	*25*	58	*1*	68	*10*	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	3,066	*-118*	3,046	*-20*	2,585	*-461*	2,545	*-40*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,501	*-2*	1,362	*-139*	887	*-475*	-	-
合計(a)+(b)	Total (a)+(b)	4,567	*-120*	4,408	*-159*	3,472	*-936*	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	32.9	*0.8*	30.9	*-2.0*	25.5	*-5.4*	-	-

※2:()はロードサイド型
※3:提携ATM-CD台数には、セブン銀行(セブンイレブン)が含まれております。(06/3:11,484台、07/3:12,088台、08/3:13,032台)
注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs (06/3: 11,484, 07/3: 12,088, 08/3: 13,032)
Notes: Italic Font = Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	増減率 (yoy%)	07/3	増減率 (yoy%)	08/3	営業収益比 (%)	増減率 (yoy%)	09/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	343,515	0.9	300,755	-12.4	233,039	100.0	-22.5	176,676	100.0	-24.2
営業貸付金利息	Interest Income	333,541	0.9	292,668	-12.3	224,706	96.4	-23.2	167,483	94.8	-25.5
無担保ローン	Unsecured	269,986	1.1	243,614	-9.8	190,230	81.6	-21.9	143,661	81.3	-24.5
有担保ローン	Home Equity	54,560	-2.4	41,423	-24.1	29,808	12.8	-28.0	20,925	11.8	-29.8
事業者ローン	Small Business	8,994	16.5	7,630	-15.2	4,667	2.0	-38.8	2,897	1.6	-37.9
その他の金融収益	Other Financial Revenue	1	-98.4	179	10,054.8	400	0.2	123.5	409	0.2	2.2
その他の営業収益	Other Operating Revenue	9,972	-0.0	7,907	-20.7	7,932	3.4	0.3	8,783	5.0	10.7
信用保証収益	Loan Guarantee Fee	4,425	45.4	5,052	14.2	4,738	2.0	-6.2	4,840	2.7	2.2
償却債権回収額	Bad Debt Recovery	4,299	5.1	1,840	-57.2	2,552	1.1	38.7	3,414	1.9	33.8
その他	Other	1,223	-56.9	1,014	-17.1	641	0.3	-36.8	530	0.3	-17.4
営業費用	Operating Expenses	255,966	9.8	407,693	59.3	216,081	92.7	-47.0	155,777	88.2	-27.9
金融費用	Financial Expenses	31,218	-4.2	28,858	-7.6	25,355	10.9	-12.1	22,874	12.9	-9.8
その他の営業費用	Other Operating Expenses (SG & A)	224,723	12.1	378,834	68.6	190,726	81.8	-49.7	132,903	75.2	-30.3
貸倒関連費用	Credit Cost	103,520	6.3	218,085	110.7	103,071	44.2	-52.7	69,226	39.2	-32.8
内貸倒損失	Bad Debt Write offs	93,422	2.4	134,128	43.6	154,487	66.3	15.2	116,069	65.7	-24.9
利息返還関連費用	Return of overpayment Cost	17,019	-	77,081	352.9	26,935	11.6	-65.1	0	-	-
内利息返還金	Return of overpayment	-	-	28,215	-	50,424	21.6	78.7	38,724	21.9	-23.2
広告宣伝費	Advertising Expenses	16,533	10.4	5,733	-65.3	4,142	1.8	-27.8	5,715	3.2	38.0
支払手数料	Commission	14,024	17.2	11,449	-18.4	8,522	3.7	-25.6	8,216	4.7	-3.6
人件費	Salaries	29,511	-1.5	28,649	-2.9	23,335	10.0	-18.5	22,628	12.8	-3.0
賃借料・地代家賃	Rental Expenses・Land Rent	12,622	-9.9	11,612	-8.0	7,418	3.2	-36.1	7,112	4.0	-4.1
消耗品費・修繕費	Supplies・Repair and Maintenance	7,143	24.5	5,043	-29.4	3,926	1.7	-22.2	4,944	2.8	25.9
通信費	Communications	2,458	0.8	1,583	-35.6	1,492	0.6	-5.7	1,559	0.9	4.5
保険料	Insurance Premium	4,181	-5.2	2,771	-33.7	210	0.1	-92.4	189	0.1	-10.0
減価償却費	Depreciation	7,587	12.4	8,641	13.9	6,547	2.8	-24.2	8,362	4.7	27.7
事業税	Enterprice Tax (Pro forma standard taxation)	899	2.6	514	-42.8	359	0.2	-30.2	320	0.2	-10.9
その他	Other	9,220	-22.7	7,667	-16.8	4,765	2.0	-37.8	4,634	2.6	-2.7
営業利益	Operating Income	87,548	-18.6	-106,937	-	16,957	7.3	-	20,898	11.8	23.2
営業外収益	Non-operating Income	7,154	26.7	6,002	-16.1	5,734	2.4	-4.5	5,126	2.9	-10.6
営業外費用	Non-operating Expenses	70	-89.8	289	308.3	500	0.2	72.7	24	0.0	-95.2
経常利益	Ordinary Income	94,632	-15.9	-101,225	-	22,191	9.5	-	26,000	14.7	17.2
特別利益	Extraordinary Income	287	-67.8	2,941	922.2	7,955	3.4	170.5	4,440	2.5	-44.2
特別損失	Extraordinary Losses	11,141	1,580.7	※242,879	2,080.0	1,472	0.6	-99.4	628	0.4	-57.3
税引前利益	Income before Income Taxes	83,778	-25.7	-341,163	-	28,674	12.3	-	29,811	16.9	4.0
法人税・住民税及び事業税	Income Taxes	41,576	4.2	7,563	-81.8	3,633	1.6	-52.0	98	0.1	-97.3
法人税等調整額	Effect of a Tax Consequences	-8,179	-	10,672	-	-2,029	-0.9	-	-1,217	-0.7	-40.0
当期純利益	Net Income	50,381	-25.1	-359,399	-	27,069	11.6	-	30,931	17.5	14.3

※当社は、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額99,197百万円、利息返還損失引当金繰入額57,070百万円の合計156,267百万円を特別損失に計上しています。

AIFUL has revised the reserve for interest repayment losses to 57,070 million yen and the reserve for bad debts to 99,197 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October, 2006.

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)	平均借入期間(年)	09/3(E)	構成比(%)
借入金	Borrowings	808,720	56.3	600,978	50.5	394,090	38.0	4.7	-	-
都市銀行等	City Banks	114,859	8.0	120,203	10.1	84,568	8.1	-	-	-
信託銀行	Trust Banks	299,675	20.8	204,932	17.2	131,799	12.7	-	-	-
地方銀行・第二地方銀行	Regional Banks	153,610	10.7	118,875	10.0	80,827	7.8	-	-	-
信用金庫	Shinkin Banks	25,200	1.8	16,600	1.4	11,000	1.1	-	-	-
生命保険会社	Life Insurance	139,954	9.7	91,395	7.7	56,068	5.4	-	-	-
損害保険会社	Non-Life Insurance	32,297	2.2	24,052	2.0	15,481	1.5	-	-	-
外国銀行	Foreigner	10,000	0.7	15,000	1.3	9,000	0.9	-	-	-
シンジケートローン	Syndicated Loan	22,245	1.5	-	-	-	-	-	-	-
邦銀	Japanese Banks	4,445	0.3	-	-	-	-	-	-	-
外銀	Foreigner	17,800	1.2	-	-	-	-	-	-	-
県信連	Credit Association	6,708	0.5	3,460	0.3	1,312	0.1	-	-	-
その他	Other	4,171	0.3	6,459	0.5	4,034	0.4	-	-	-
社債等	Bonds	628,841	43.7	589,982	49.5	644,200	62.0	5.0	-	-
普通社債	SB	500,500	34.8	486,100	40.8	414,100	39.9	-	-	-
転換社債	CB	-	-	-	-	70,000	6.7	-	-	-
流動化	ABS, ABL	128,341	8.9	103,882	8.7	160,100	15.4	-	-	-
合 計	Total	1,437,561	100.0	1,190,960	100.0	1,038,291	100.0	4.8	847,978	100.0

(2)長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)	残存期間(年)	09/3(E)	構成比(%)
短期調達	Short-term Borrowings	53,000	3.7	16,000	1.3	90,000	8.7	0.1	-	-
短期借入	Borrowings	53,000	3.7	16,000	1.3	10,000	1.0	-	-	-
流動化	ABL	-	-	-	-	80,000	7.7	-	-	-
長期調達	Long-term Borrowings	1,384,561	96.3	1,174,960	98.7	948,291	91.3	2.6	-	-
固定金利借入	Fixed Rate	178,661	12.4	142,684	12.0	96,312	9.3	2.0	-	-
変動金利借入	Floating Rate	577,058	40.1	442,294	37.1	287,777	27.7	2.5	-	-
キャップ	With Cap	268,750	18.7	193,750	16.3	88,523	8.5	-	-	-
スワップ	With Swap	256,701	17.9	215,535	18.1	199,255	19.2	-	-	-
社債等(固定)	SB Other (Fixed Bond)	552,341	38.4	498,462	41.9	486,800	46.9	2.6	-	-
普通社債	SB	488,000	33.9	474,580	39.8	414,100	39.9	-	-	-
転換社債	CB	-	-	-	-	70,000	6.7	-	-	-
流動化	ABS, ABL	64,341	4.5	23,882	2.0	2,700	0.3	-	-	-
社債等(変動)	SB Other (Floating Bond)	76,499	5.3	91,520	7.7	77,400	7.5	4.0	-	-
普通社債	SB	12,500	0.9	11,520	1.0	-	-	-	-	-
流動化	ABS, ABL	63,999	4.5	80,000	6.7	77,400	7.5	-	-	-
キャップ	With Cap	13,999	1.0	80,000	6.7	77,400	7.5	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	731,002	50.9	641,146	53.8	583,113	56.2	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,270,453	88.4	1,130,431	94.9	948,291	91.3	-	-	-
合 計	Total	1,437,561	100.0	1,190,960	100.0	1,038,291	100.0	2.4	847,978	100.0

※キャップには、開始年月日が未到来のキャップ想定元本2,500百万円を含んでおりません。
※The date exclude 2.5billion yen notional amount interest cap options which effective date is not arrived yet.

(3)調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		06/3	07/3	08/3	09/3(E)
調達金利	Funding Rate	1.58	1.80	1.70	2.03
間接	Indirect	1.66	1.95	2.04	-
直接	Direct	1.49	1.65	1.50	-

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	2.10	2.20	2.10	2.85
5年スワップレート	5Y SWAP rate	1.54	1.33	1.03	
JGB(10年)	10Y JGB	1.76	1.63	1.28	

8. アイフル債権ポートフォリオ (Analysis of Loan Portfolio / AIFUL)

(1) 貸付利率別残高構成(Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers	年/決算月(Fiscal Year)	06/3 件数(千件) Account ※1	06/3 構成比(%)	06/3 残高(百万円) Loan Balance ※2	06/3 構成比(%)
無担保ローン (Unsecured Loans)	<25.0%	337	16.4	308,943	27.3
	25.0%≦ <26.0%	104	5.1	105,531	9.3
	26.0%≦ <27.0%	42	2.1	40,104	3.5
	27.0%≦ <28.0%	137	6.7	107,081	9.5
	28.0%≦ <29.0%	1,162	56.5	459,438	40.5
	29.0%≦	273	13.3	111,984	9.9
	合計 (Total)	2,057	100.0	1,133,083	100.0
有担保ローン (Home Equity Loans)	<13.0%	6	6.4	36,547	10.7
	13.0%≦ <14.0%	2	2.7	20,858	6.1
	14.0%≦ <15.0%	3	3.8	24,176	7.1
	15.0%≦ <16.0%	9	9.5	39,157	11.5
	16.0%≦ <17.0%	2	2.8	15,720	4.6
	17.0%≦ <18.0%	3	3.9	18,318	5.4
	18.0%≦	72	70.9	186,374	54.6
	合計 (Total)	101	100.0	341,152	100.0
事業者ローン (Small Business Loans)	<28.0%	16	58.3	25,255	65.6
	28.0%≦ <29.0%	11	41.6	13,206	34.3
	29.0%≦	0	0.1	18	0.0
	合計 (Total)	27	100.0	38,480	100.0
合計	(Total)	2,187	100.0	1,512,717	100.0

貸付利率 Interest Rate on Loans to Customers	年/決算月(Fiscal Year)	07/3 件数(千件) Account ※1	07/3 構成比(%)	07/3 残高(百万円) Loan Balance ※2	07/3 構成比(%)	08/3 件数(千件) Account ※1	08/3 構成比(%)	08/3 残高(百万円) Loan Balance ※2	08/3 構成比(%)
無担保ローン (Unsecured Loans)	<18.0%	161	9.0	75,078	7.5	269	17.9	188,201	23.0
	18.0%≦ <20.0%	19	1.1	31,180	3.1	175	11.6	72,579	8.9
	20.0%≦ <22.0%	36	2.1	59,523	6.0	21	1.4	33,097	4.0
	22.0%≦ <24.0%	63	3.5	83,081	8.3	35	2.3	44,941	5.5
	24.0%≦ <26.0%	129	7.2	135,728	13.6	79	5.3	78,761	9.6
	26.0%≦ <28.0%	150	8.4	120,563	12.1	93	6.2	72,953	8.9
	28.0%≦	1,228	68.7	489,921	49.2	834	55.3	327,290	40.0
	合計 (Total)	1,788	100.0	995,077	100.0	1,508	100.0	817,824	100.0
有担保ローン (Home Equity Loans)	<13.0%	7	9.3	35,591	13.0	10	15.2	38,477	17.4
	13.0%≦ <14.0%	2	2.7	16,413	6.0	2	2.9	13,741	6.2
	14.0%≦ <15.0%	3	3.8	19,180	7.0	2	3.9	15,432	7.0
	15.0%≦ <16.0%	8	9.8	32,674	11.9	7	11.2	28,546	12.9
	16.0%≦ <17.0%	2	2.7	12,184	4.4	1	2.6	9,576	4.3
	17.0%≦ <18.0%	3	3.7	13,913	5.1	2	3.5	10,822	4.9
	18.0%≦	57	68.0	144,829	52.7	42	60.6	104,979	47.4
	合計 (Total)	84	100.0	274,787	100.0	69	100.0	221,577	100.0
事業者ローン (Small Business Loans)	<18.0%	2	10.7	2,398	8.3	3	20.2	3,219	16.5
	18.0%≦ <25.0%	4	19.8	6,997	24.3	3	19.7	5,015	25.8
	25.0%≦ <28.0%	7	34.8	11,539	40.1	5	34.0	7,508	38.6
	28.0%≦	7	34.7	7,811	27.2	4	26.1	3,733	19.2
	合計 (Total)	21	100.0	28,747	100.0	15	100.0	19,477	100.0
合計	(Total)	1,894	100.0	1,298,611	100.0	1,593	100.0	1,058,879	100.0

※1: Thousand
※2: ¥Million

(2) 貸付金額別残高構成(Breakdown By Amount)

貸付金額 Loan Outstanding	年/決算月(Fiscal Year)	06/3 件数(千件) Account ※1	06/3 構成比(%)	06/3 残高(百万円) Loan Balance ※2	06/3 構成比(%)	07/3 件数(千件) Account ※1	07/3 構成比(%)	07/3 残高(百万円) Loan Balance ※2	07/3 構成比(%)	07/9 件数(千件) Account ※1	07/9 構成比(%)	07/9 残高(百万円) Loan Balance ※2	07/9 構成比(%)	08/3 件数(千件) Account ※1	08/3 構成比(%)	08/3 残高(百万円) Loan Balance ※2	08/3 構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)																
	<100	157	7.7	10,372	0.9	153	8.6	10,528	1.1	153	9.4	10,776	1.2	159	10.6	11,338	1.4
	100≦ <200	196	9.5	31,166	2.8	152	8.5	24,139	2.4	143	8.8	22,725	2.5	129	8.6	20,478	2.5
	200≦ <300	163	7.9	40,675	3.6	136	7.6	34,384	3.5	122	7.5	30,596	3.4	115	7.7	28,778	3.5
	300≦ <400	192	9.4	67,303	5.9	165	9.3	57,857	5.8	153	9.4	52,981	5.9	146	9.7	50,050	6.1
	400≦ <500	903	43.9	432,288	38.2	789	44.1	376,236	37.8	700	43.0	332,209	37.1	627	41.6	296,556	36.3
	500≦ <1,000	249	12.1	202,870	17.9	210	11.8	171,528	17.2	190	11.7	153,764	17.2	176	11.7	141,006	17.2
	1,000≦	194	9.5	348,406	30.7	179	10.0	320,402	32.2	164	10.1	291,875	32.6	153	10.2	269,615	33.0
	合計 (Total)	2,057	100.0	1,133,083	100.0	1,788	100.0	995,077	100.0	1,628	100.0	894,929	100.0	1,508	100.0	817,824	100.0
有担保ローン (Home Equity Loans)	(千円/¥ Thousand)																
	<1,000	6	5.9	3,874	1.1	5	6.5	3,451	1.3	5	6.9	3,318	1.3	5	7.5	3,207	1.4
	1,000≦ <5,000	82	81.2	223,320	65.5	68	81.1	182,043	66.2	62	80.9	164,898	66.4	55	80.0	145,207	65.5
	5,000≦ <10,000	11	10.8	80,725	23.7	8	10.6	65,021	23.7	8	10.5	58,946	23.7	7	10.8	54,605	24.6
	10,000≦ <50,000	2	2.0	32,229	9.4	1	1.8	23,444	8.5	1	1.7	20,312	8.2	1	1.7	17,706	8.0
	50,000≦ <100,000	0	0.0	549	0.2	0	0.0	373	0.1	0	0.0	311	0.1	0	0.0	309	0.1
	100,000≦	0	0.0	453	0.1	0	0.0	452	0.2	0	0.0	452	0.2	0	0.0	540	0.2
	合計 (Total)	101	100.0	341,152	100.0	84	100.0	274,787	100.0	77	100.0	248,241	100.0	69	100.0	221,577	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)																
	<1,000	8	30.5	5,109	13.3	7	33.3	4,197	14.6	6	35.6	3,673	15.6	5	37.8	3,224	16.6
	1,000≦ <2,000	16	58.2	25,172	65.4	11	54.1	17,543	61.0	9	50.8	13,702	58.1	7	48.2	10,889	55.9
	2,000≦	3	11.3	8,198	21.3	2	12.6	7,006	24.4	2	13.5	6,220	26.4	2	14.0	5,363	27.5
	合計 (Total)	27	100.0	38,480	100.0	21	100.0	28,747	100.0	18	100.0	23,597	100.0	15	100.0	19,477	100.0
合計	(Total)	2,187	100.0	1,512,717	100.0	1,894	100.0	1,298,611	100.0	1,723	100.0	1,166,767	100.0	1,593	100.0	1,058,879	100.0

※1: Thousand
※2: ¥Million

9. アイフル無担保ローン顧客属性(Unsecured Loans Customer Profile / AIFUL)

(1)性　別 (Sex)

(千件/Thousand)

年/決算月(Fiscal Year)		06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)
新規顧客 (New Accounts)	男　性 (Male)	234	69.2	109	70.4	80	69.7
	女　性 (Female)	104	30.8	45	29.6	34	30.3
	合　計 (Total)	338	100.0	155	100.0	115	100.0
既存顧客 (Existing Accounts)	男　性 (Male)	1,416	68.9	1,235	69.1	1,048	69.5
	女　性 (Female)	640	31.1	552	30.9	460	30.5
	合　計 (Total)	2,057	100.0	1,788	100.0	1,508	100.0

(2)年齢別(Age)

(千件/Thousand)

年/決算月(Fiscal Year)		06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)
新規顧客 (New Accounts)	20 ～ 29 (才/Age)	149	44.1	71	46.3	49	42.5
	30 ～ 39	78	23.1	33	21.7	28	24.4
	40 ～ 49	54	16.1	23	15.3	20	17.4
	50 ～ 59	40	12.0	19	12.8	14	12.9
	60 ～	16	4.7	6	3.9	3	2.8
	合　計 (Total)	338	100.0	155	100.0	115	100.0
既存顧客 (Existing Accounts)	20 ～ 29 (才/Age)	496	24.1	396	22.2	301	20.0
	30 ～ 39	582	28.3	511	28.6	433	28.7
	40 ～ 49	412	20.0	367	20.5	325	21.6
	50 ～ 59	361	17.5	323	18.1	276	18.3
	60 ～	205	10.0	190	10.6	172	11.4
	合　計 (Total)	2,057	100.0	1,788	100.0	1,508	100.0

(3)保険種別(Type of Social Security)

(千件/Thousand)

年/決算月(Fiscal Year)			06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker (Company Health Insurance)	154	45.8	75	48.6	71	62.1
	会社員(国保)	Office Worker (National Health Insurance)	146	43.3	66	43.0	35	31.1
	自営業者	Self Employed	36	10.9	13	8.5	7	6.7
	合　計	Total	338	100.0	155	100.0	115	100.0

(4)年収別(Annual Income)

(千件/Thousand)

年/決算月(Fiscal Year)		06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)
新規顧客 (New Accounts)	< 2,000 (千円/¥Thousand)	65	19.3	29	18.8	19	17.1
	2,000 ≦ < 3,000	80	23.8	38	25.1	27	24.2
	3,000 ≦ < 4,000	84	25.0	38	25.1	28	24.9
	4,000 ≦ < 5,000	48	14.4	22	14.5	17	15.2
	5,000 ≦ < 7,000	39	11.7	17	11.0	14	12.3
	7,000 ≦ < 10,000	15	4.6	6	4.4	5	5.2
	10,000 ≦	4	1.2	1	1.0	1	1.2
	合　計 (Total)	338	100.0	155	100.0	115	100.0

10. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1)クレジットコストの状況／年間比較(Credit Cost / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	/(L)%	07/3	/(L)%	08/3	/(L)%	09/3(E)	/(L)%
営業債権合計 (L)	Total Receivable Outstanding (L)	1,577,246	-	1,361,303	-	1,119,755	-	968,663	-
期末営業貸付金	Loans outstanding	1,512,717	-	1,298,611	-	1,058,879	-	902,511	-
無担保	Unsecured	1,133,083	-	995,077	-	817,824	-	708,510	-
有担保	Home equity	341,152	-	274,787	-	221,577	-	180,669	-
事業者	Small business	38,480	-	28,747	-	19,477	-	13,331	-
支払承諾見返等	Guarantee, etc	64,529	-	62,691	-	60,876	-	66,152	-
期初貸倒引当金	Allowance for bad debt (Beginning)	81,928	5.19	85,659	6.29	262,185	23.41	201,897	20.84
貸倒発生額合計 ①	Total Write-offs ①	93,422	5.92	134,128	9.85	154,487	13.80	116,069	11.98
前年同期比	YOY%	2.4		43.6		15.2		-24.9	
貸倒発生額 ②	Write-offs ②	91,890	6.07	131,683	10.14	151,234	14.28	112,601	12.48
前年同期比	YOY%	1.7		43.3		14.8		-25.5	
無担保	Unsecured	80,606	7.11	119,087	11.97	136,763	16.72	101,449	14.32
有担保	Home equity	8,940	2.62	8,575	3.12	9,530	4.30	7,430	4.11
事業者	Small business	2,343	6.09	4,020	13.98	4,939	25.36	3,722	27.92
支払承諾見返等	Guarantee, etc	1,532	2.37	2,444	3.90	3,252	5.34	3,468	5.24
個別貸倒引当金繰入 ③ (個別引当) ※	Non-operating Allowance for bad debt ※ ③	6,366	0.42	6,917	0.53	8,933	0.84	8,004	0.89
無担保	Unsecured	2,537	0.22	2,470	0.25	2,034	0.25	1,686	0.24
有担保	Home equity	3,705	1.09	4,354	1.58	6,833	3.08	6,236	3.45
事業者	Small business	124	0.32	92	0.32	64	0.33	82	0.62
①+③	Total Write-offs ①+③	99,789	6.33	141,046	10.36	163,420	14.59	124,073	12.81
前年同期比	YOY%	2.7		41.3		15.9		-24.1	
②+③	Write-offs ②+③	98,256	6.50	138,601	10.67	160,168	15.13	120,605	13.36
前年同期比	YOY%	2.1		41.1		15.6		-24.7	
無担保	Unsecured	83,143	7.34	121,558	12.22	138,798	16.97	103,135	14.56
有担保	Home equity	12,645	3.71	12,930	4.71	16,364	7.39	13,666	7.56
事業者	Small business	2,467	6.41	4,113	14.31	5,004	25.69	3,804	28.53
支払承諾見返等	Guarantee, etc	1,532	2.36	2,444	3.90	3,252	5.34	3,468	5.24
貸倒関連費用(営業費用)	Credit Cost	103,520	6.56	218,085	16.02	103,071	9.20	69,226	7.15
貸倒関連費用(特別損失)	Extraordinary Losses	-	-	99,197	7.29	-	-	-	-
期末貸倒引当金	Allowance for bad debt (End)	85,659	5.43	262,185	19.26	201,897	18.03	147,050	15.18
内債権放棄	which for Waiver of principal	-	-	167,530	12.90	93,504	8.83	52,542	5.82
利息返還損失引当金	Allowance for losses on return of overpayment	17,019	1.13	122,956	9.47	99,467	9.39	60,743	6.73

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権

Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)+Loans with civil rehabilitation law.

10. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(2)不良債権の状況(金融庁「4分類」)(NPL defined by FSA)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/3	/(L)%	07/9	/(L)%	07/12	/(L)%	08/3	/(L)%	09/3(E)	/(L)%
期末営業貸付金 (L)	Loans outstanding (L)	1,298,611	-	1,166,767	-	1,107,891	-	1,058,879	-	902,511	-
無担保	Unsecured	995,077	-	894,929	-	850,565	-	817,824	-	708,510	-
有担保	Home equity	274,787	-	248,241	-	236,017	-	221,577	-	180,669	-
事業者	Small business	28,747	-	23,597	-	21,308	-	19,477	-	13,331	-
4分類開示債権合計 ①	NPL total ①	238,132	18.34	239,842	20.56	239,060	21.58	240,685	22.73	-	-
破綻先	Category 4	36,935	2.84	39,142	3.35	40,226	3.63	43,300	4.09	-	-
延滞債権	Category 3	142,932	11.01	142,496	12.21	141,595	12.78	144,404	13.64	-	-
3ヶ月以上延滞債権	Category 2	20,361	1.57	18,512	1.59	16,970	1.53	14,108	1.33	-	-
貸出条件緩和債権	Category 1	37,903	2.92	39,690	3.40	40,268	3.63	38,871	3.67	-	-
うち無担保ローン ②	Unsecured Loan ②	130,819	13.15	124,979	13.97	122,844	14.44	121,078	14.80	-	-
破綻先	Category 4	4,152	0.42	3,885	0.43	3,864	0.45	3,453	0.42	-	-
延滞債権	Category 3	74,402	7.48	68,079	7.61	67,021	7.88	69,309	8.47	-	-
3ヶ月以上延滞債権	Category 2	16,056	1.61	15,007	1.68	13,468	1.58	11,182	1.37	-	-
貸出条件緩和債権	Category 1	36,207	3.64	38,006	4.25	38,489	4.53	37,132	4.54	-	-
期末貸倒引当金 ③	Allowance for NPL ③	331,951	25.56	282,369	24.20	271,340	24.49	269,394	25.44	213,677	23.68
無税	Untaxable	109,894	8.46	99,232	8.50	97,117	8.77	105,044	9.92	98,766	10.94
有税	Taxable	222,056	17.10	183,137	15.70	174,223	15.73	164,349	15.52	114,911	12.73
流動 ④	Current assets ④	262,185	20.19	218,001	18.68	210,589	19.01	201,897	19.07	147,050	16.29
固定	Fixed assets	69,765	5.37	64,368	5.52	60,751	5.48	67,496	6.37	66,627	7.38
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	139.4	-	117.7	-	113.5	-	111.9	-	-	-
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	200.4	-	174.4	-	171.4	-	166.7	-	-	-

無担保ローン以外の不良債権は主に有担保ローン(不動産担保ローン)となります。
融資額が担保価値を上回る部分については、貸倒引当金(固定)を計上しております。

破綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
有利となる取決めを行なった貸付金

NPLs other than unsecured loans are mainly secured loans (home equity loans).
The portion of the loans that exceeds the value of the secured property is booked to the bad debt reserve (fixed).

Claims in bankruptcy *(category 4)*:
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears *(category 3)*:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

10. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(3) 無担保ローン延滞遷移率(ストック) (Details of Unsecured Loans)

(単位:百万円/¥Million)

年/決算月(Fiscal Year)		06/9 (6M)	増減率(yoy%)	07/3 (6M)	増減率(yoy%)	07/9 (6M)	増減率(yoy%)	08/3 (6M)	増減率(yoy%)
移管発生率 ※1	Transfer (5M+Arrearage) Ratio ※1	1.005	*0.437*	1.092	*0.433*	1.033	*0.028*	1.007	*-0.026*
移管額	Transfer (5M+Arrearage)	64,099	73.3	63,712	46.8	54,217	-15.4	47,650	-12.1

※1:移管発生比率=移管発生金額/営業店残高　　※1:Transfer Ratio = Transfer (5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(4) 貸倒償却要因別状況/残高(無担保ローン) (Reason for Write-off, Unsecured)

(単位:百万円/¥Million)

年/決算月(Fiscal Year)		06/9 (6M)	償却単価 ※2 (per account)	07/3 (12M)	償却単価 ※2 (per account)	07/9 (6M)	償却単価 ※2 (per account)	08/3 (12M)	償却単価 ※2 (per account)
償却理由(合計)	Reason for Write-off (Total)	50,684	452	119,087	449	75,044	466	136,765	462
増減率	YOY%	28.1		47.7		48.1		14.8	
破産	Bankruptcy	11,414	557	21,770	560	8,858	581	16,288	577
増減率/占有率	YOY/Share%	-14.1	22.5%	-15.2	18.3%	-22.4	11.8%	-25.2	11.9%
債権放棄	Waiver of principal due to a settlement	14,817	425	40,886	439	27,788	439	57,278	452
増減率/占有率	with lawyer YOY/Share%	46.0	29.2%	66.7	34.3%	87.5	37.0%	40.1	41.9%
内利息返還に伴う債権放棄	Which for return of overpayment	-	-	20,118	-	14,937	-	30,222	-
連絡不能等	Loss of contact, etc.	7,403	380	12,013	382	6,366	390	10,597	397
増減率/占有率	YOY/Share%	7.0	14.6%	-0.8	10.1%	-14.0	8.5%	-11.8	7.7%
介入後未決	Unsettled intervention	5,081	551	10,938	542	8,637	571	14,473	579
増減率/占有率	YOY/Share%	19.2	10.0%	47.5	9.2%	70.0	11.5%	32.3	10.6%
不履行	No intention to repay	11,968	396	33,478	400	23,392	428	38,127	425
増減率/占有率	YOY/Share%	142.2	23.6%	208.0	28.1%	95.5	31.2%	13.9	27.9%

※2:償却単価=償却金額/償却件数(単位:千円)　　※2:Write-offs per account=Write-offs/Accounts of Write-offs (¥Thousand)

11. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

(1)営業実績(Operating Results)

年/決算月(Fiscal Year)		06/3	増減率(yoy%)	07/3	増減率(yoy%)	① 08/3	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業債権合計 (百万円)	Balance (¥Million)	779,560	3.7	717,884	-7.9	653,045	-9.0	618,992	-5.2
割賦売掛金	Installment Receivable	285,018	3.0	229,735	-19.4	190,485	-17.1	190,451	0.0
総合斡旋	Credit Card Shopping	101,134	27.0	117,222	15.9	127,677	8.9	150,816	18.1
個品斡旋	Installment Sales Finance	183,883	-6.7	112,512	-38.8	62,807	-44.2	39,635	-36.9
営業貸付金	Loans (Cash Advance)	394,776	7.4	396,260	0.4	380,191	-4.1	342,272	-10.0
カードキャッシング	with Credit Card	220,803	5.5	229,984	4.2	221,691	-3.6	219,529	-1.0
キャッシュプラザ	with Loan Card (Life Play Card)	173,257	9.9	164,880	-4.8	156,697	-5.0	121,337	-22.6
その他	Other	715	35.4	1,395	95.1	1,801	29.1	1,406	-21.9
支払承諾見返	Guarantee	91,450	-6.9	83,013	-9.2	73,486	-11.5	77,976	6.1
新型商品	High Yield Product	26,765	11.3	26,914	0.6	24,749	-8.0	35,845	44.8
旧型商品	Low Yield Product	64,684	-12.8	56,099	-13.3	48,737	-13.1	42,131	-13.6
その他営業債権	Other	8,315	-8.8	8,876	6.7	8,882	0.1	8,291	-6.7
クレジットカード	Credit Card								
有効カード会員数 (千人)	Number of Card Holders (Thousand)	13,096	*1,180*	14,065	*969*	14,819	*754*	15,294	*475*
プロパー	Proper	1,820	*110*	1,961	*141*	2,071	*110*	2,167	*96*
提携	Affinity	11,276	*1,071*	12,103	*827*	12,748	*645*	13,126	*378*
新規発行数 (千枚)	Number of New Issue (Thousand)	2,310	*224*	2,180	*-130*	1,849	*-331*	1,854	*5*
プロパー	Proper	233	*26*	241	*8*	217	*-24*	230	*13*
提携	Affinity	2,077	*199*	1,938	*-139*	1,631	*-307*	1,623	*-8*
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)								
総合斡旋	Shopping	63	8.6	65	3.2	65	0.0	63	-3.1
キャッシング	Cashing	271	0.4	272	0.4	269	-1.1	255	-5.2
買上実績 (百万円)	Purchase Results (¥Million)								
個品斡旋	Installment Sales Finance	107,974	-20.4	32,528	-69.9	11,341	-65.1	12,140	7.0
カード事業	Credit Card	706,274	18.2	796,600	12.8	877,126	10.1	997,821	13.8
総合斡旋	Shopping	470,896	26.2	561,299	19.2	664,791	18.4	789,974	18.8
キャッシング	Cashing	235,378	5.0	235,301	0.0	212,335	-9.8	207,846	-2.1
実質平均利回り	Average Yield	17.3	*0.4*	17.1	*-0.2*	17.4	*0.3*	15.9	*-1.6*
割賦売掛金収益	Installment Receivable	9.8	*0.0*	9.9	*0.1*	10.5	*0.5*	11.1	*0.6*
総合斡旋	Credit Card Shopping	12.0	*0.2*	11.9	*-0.1*	12.5	*0.6*	12.8	*0.2*
個品斡旋	Installment Sales Finance	9.2	*-0.3*	9.0	*-0.2*	8.5	*-0.5*	8.3	*-0.2*
営業貸付収益	Loans (Cash Advance)	24.0	*0.0*	23.0	*-0.9*	21.7	*-1.3*	17.9	*-3.9*
カードキャッシング	with Credit Card	23.4	*0.0*	22.8	*-0.6*	21.7	*-1.1*	16.7	*-5.0*
キャッシュプラザ	with Loan Card (Life Play Card)	24.7	*-0.2*	23.4	*-1.3*	22.0	*-1.4*	19.7	*-2.2*
支払承諾見返	Guarantee	4.5	*0.5*	4.7	*0.3*	4.9	*0.1*	5.1	*0.2*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

会計残高

	(On-Balance) ② 08/3	増減率(yoy%)	(Off-Balance) 08/3 ①-②
営業債権合計 Balance	544,074	-7.9	108,971
割賦売掛金 Installment Receivable	148,490	-15.1	41,995
総合斡旋 Credit Card Shopping	100,901	6.7	26,776
個品斡旋 Installment Sales Finance	47,588	-40.8	15,219
営業貸付金 Loans (Cash Advance)	313,215	-3.2	66,976
カードキャッシング with Credit Card	177,677	-6.5	44,014
キャッシュプラザ with Loan Card (Life Play Card)	133,735	1.0	22,962
その他 Other	1,801	29.1	-
支払承諾見返 Guarantee	73,486	-11.5	-
新型商品 High Yield Product	24,749	-8.0	-
旧型商品 Low Yield Product	48,737	-13.1	-
その他営業債権 Other	8,882	0.1	-

(2)チャネル展開(Marketing Channel)

年/決算月(Fiscal Year)		06/3	増減数(yoy)	07/3	増減数(yoy)	08/3	増減数(yoy)	09/3(E)	増減数(yoy)
事業店舗数 (店)	Business Branches	288	*8*	183	*-105*	138	*-45*	69	*-69*
営業店舗	Branches	69	*0*	56	*-13*	11	*-45*	11	*0*
ライフカード店	Life card (new concept branches)	9	*2*	12	*3*	13	*1*	16	*3*
キャッシュプラザ	Cash Plaza	210	*6*	115	*-95*	114	*-1*	42	*-72*
有人	Staffed	110	*-4*	41	*-69*	41	*0*	42	*1*
無人	Unstaffed	100	*10*	74	*-26*	73	*-1*	0	*-73*
加盟店数 (社)	Member Merchant	98,383	*3,102*	101,575	*3,192*	104,884	*3,309*	-	-
新型保証提携数 (行)	Tie-up Banks (High Yield Product)	114	*11*	115	*1*	118	*3*	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	1,862	*76*	1,886	*24*	1,506	*-380*	1,511	*5*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,846	*107*	1,743	*-103*	1,556	*-187*	1,259	*-297*
合計(a)+(b) (人)	Total (a)+(b)	3,708	*183*	3,629	*-79*	3,062	*-567*	2,770	*-292*
非正社員比率(b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	49.8	*0.5*	48.0	*-1.8*	50.8	*2.8*	45.5	*-5.4*

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	増減率 (yoy%)	07/3	増減率 (yoy%)	08/3	営業収益比 (%)	増減率 (yoy%)	09/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	133,936	8.1	129,479	-3.3	120,667	100.0	-6.8	100,091	100.0	-17.1
割賦売掛金収益	Installment Receivable	29,493	9.8	26,618	-9.7	22,516	18.7	-15.4	21,960	21.9	-2.5
総合斡旋	Credit Card Shopping	11,533	23.8	13,316	15.5	15,547	12.9	16.8	18,109	18.1	16.5
個品斡旋	Installment Sales Finance	17,933	2.5	13,289	-25.9	6,962	5.8	-47.6	3,852	3.8	-44.7
その他	Other	27	-50.9	11	-59.3	6	0.0	-45.5	0	0.0	-
営業貸付収益	Loans (Cash Advance)	91,305	7.5	91,342	0.0	86,436	71.6	-5.4	64,370	64.3	-25.5
カードキャッシング	with Credit Card	50,508	4.0	51,615	2.2	51,191	42.4	-0.8	36,758	36.7	-28.2
キャッシュプラザ	with Loan Card (Life Play Card)	40,753	12.2	39,606	-2.8	35,077	29.1	-11.4	27,400	27.4	-21.9
その他融資	Other	43	-10.4	120	179.1	168	0.1	40.0	211	0.2	25.6
信用保証収益	Guarantee	4,241	4.9	4,134	-2.5	3,809	3.2	-7.9	3,754	3.8	-1.4
その他の金融収益	Other Financial Revenue	52	4.0	64	23.1	918	0.8	1,334.4	3,004	3.0	227.2
その他の営業収益	Other Operating Revenue	8,842	10.6	7,319	-17.2	6,986	5.8	-4.5	7,001	7.0	0.2
償却債権回収額	Bad Debt Recovery	3,531	11.2	1,664	-52.9	1,267	1.0	-23.9	1,800	1.8	42.1
その他の業務収入	Other	5,310	10.2	5,655	6.5	5,719	4.7	1.1	5,201	5.2	-9.1
営業費用	Operating Expenses	109,041	1.5	148,559	36.2	115,561	95.8	-22.2	97,107	97.0	-16.0
金融費用	Financial Expenses	8,621	-2.1	9,201	6.7	9,108	7.5	-1.0	10,554	10.5	15.9
貸倒関連費用	Credit Cost	39,070	-1.8	68,944	76.5	44,512	36.9	-35.4	31,986	32.0	-28.1
利息返還関連費用	Return of overpayment Cost	-	-	11,435	-	8,125	6.7	-28.9	1,023	1.0	-87.4
その他の営業費用	Other Operating Expenses (SG&A)	61,349	4.3	58,978	-3.9	53,815	44.6	-8.8	53,543	53.5	-0.5
広告宣伝費	Advertising Expenses	6,478	18.6	5,587	-13.8	1,703	1.4	-69.5	1,373	1.4	-19.4
人件費	Salaries	16,495	8.1	16,427	-0.4	14,322	11.9	-12.8	13,578	13.6	-5.2
その他	Other	38,375	0.7	36,963	-3.7	37,788	31.3	2.2	38,591	38.6	2.1
販売費	Sales Cost	17,826	1.2	18,330	2.8	19,638	16.3	7.1	19,986	20.0	1.8
システム費	System Cost	9,285	-13.2	8,649	-6.8	8,031	6.7	-7.1	8,242	8.2	2.6
施設費	Rent Cost	3,749	7.1	4,008	6.9	3,655	3.0	-8.8	3,604	3.6	-1.4
管理費	Admin Cost	7,513	19.7	5,975	-20.5	6,463	5.4	8.2	6,757	6.8	4.5
営業利益	Operating Income	24,895	51.1	-19,079	-	5,106	4.2	-	2,984	3.0	-41.6
営業外利益	Non-operating Income	156	66.0	135	-13.5	101	0.1	-25.2	31	0.0	-69.3
営業外費用	Non-operating Expenses	18	-64.0	13	-27.8	24	0.0	84.6	15	0.0	-37.5
経常利益	Ordinary Income	25,032	51.5	-18,957	-	5,183	4.3	-	3,000	3.0	-42.1
特別利益	Extraordinary Income	159	-26.7	649	308.2	62	0.1	-90.4	5	0.0	-91.9
特別損失	Extraordinary Losses	1,251	41.4	9,613	668.4	619	0.5	-93.6	153	0.2	-75.3
税引前利益	Income before Income Taxes	23,940	51.0	-27,921	-	4,627	3.8	-	2,851	2.8	-38.4
法人税·住民税及び事業税	Income Taxes	172	-23.6	4,918	2,759.3	1,901	1.6	-61.3	240	0.2	-87.4
法人税等調整額	Effect of a Tax Consequences	9,739	-	10,473	7.5	-702	-0.6	-	1,157	1.2	-
当期純利益	Net Income	14,028	31.4	-43,313	-	3,427	2.8	-	1,453	1.5	-57.6

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	増減率 (yoy%)	07/3	増減率 (yoy%)	08/3	営業収益比 (%)	増減率 (yoy%)	09/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	132,251	8.4	127,425	-3.6	118,860	100.0	-6.7	98,001	100.0	-17.5
割賦売掛金収益	Installment Receivable	28,914	10.1	25,719	-11.1	21,781	18.3	-15.3	21,391	21.8	-1.8
総合斡旋	Credit Card Shopping	11,275	24.0	12,754	13.1	14,948	12.6	17.2	17,653	18.0	18.1
個品斡旋	Installment Sales Finance	17,611	2.9	12,954	-26.4	6,826	5.7	-47.3	3,738	3.8	-45.2
その他	Other	27	-50.9	11	-59.3	6	0.0	-45.5	0	0.0	-
営業貸付収益	Loans (Cash Advance)	90,200	7.9	90,187	0.0	85,364	71.8	-5.3	62,849	64.1	-26.4
カードキャッシング	with Credit Card	49,725	4.0	51,034	2.6	50,426	42.4	-1.2	35,745	36.5	-29.1
キャッシュプラザ	with Loan Card (Life Play Card)	40,431	13.1	39,032	-3.5	34,770	29.3	-10.9	26,891	27.4	-22.7
その他融資	Other	43	-10.4	120	179.1	168	0.1	40.0	211	0.2	25.6
信用保証収益	Guarantee	4,241	4.9	4,134	-2.5	3,809	3.2	-7.9	3,754	3.8	-1.4
その他の金融収益	Other Financial Revenue	52	4.0	64	23.1	918	0.8	1,334.4	3,004	3.1	227.2
その他の営業収益	Other Operating Revenue	8,842	10.6	7,319	-17.2	6,986	5.9	-4.5	7,001	7.1	0.2
償却債権回収額	Bad Debt Recovery	3,531	11.2	1,664	-52.9	1,267	1.1	-23.9	1,800	1.8	42.1
その他の業務収入	Other	5,310	10.2	5,655	6.5	5,719	4.8	1.1	5,201	5.3	-9.1
営業費用	Operating Expenses	107,356	1.8	146,505	36.5	113,754	95.7	-22.4	95,016	97.0	-16.5
金融費用	Financial Expenses	6,936	0.6	7,147	3.0	7,301	6.1	2.2	8,463	8.6	15.9
貸倒関連費用	Credit Cost	39,070	-1.8	68,944	76.5	44,512	37.4	-35.4	31,986	32.6	-28.1
利息返還関連費用	Return of overpayment Cost	-	-	11,435	-	8,125	6.8	-28.9	1,023	1.0	-87.4
その他の営業費用	Other Operating Expenses (SG&A)	61,349	4.3	58,978	-3.9	53,815	45.3	-8.8	53,543	54.6	-0.5
広告宣伝費	Advertising Expenses	6,478	18.6	5,587	-13.8	1,703	1.4	-69.5	1,373	1.4	-19.4
人件費	Salaries	16,495	8.1	16,427	-0.4	14,322	12.0	-12.8	13,578	13.9	-5.2
その他	Other	38,375	0.7	36,963	-3.7	37,788	31.8	2.2	38,591	39.4	2.1
販売費	Sales Cost	17,826	1.2	18,330	2.8	19,638	16.5	7.1	19,986	20.4	1.8
システム費	System Cost	9,285	-13.2	8,649	-6.8	8,031	6.8	-7.1	8,242	8.4	2.6
施設費	Rent Cost	3,749	7.1	4,008	6.9	3,655	3.1	-8.8	3,604	3.7	-1.4
管理費	Admin Cost	7,513	19.7	5,975	-20.5	6,463	5.4	8.2	6,757	6.9	4.5
営業利益	Operating Income	24,895	51.1	-19,079	-	5,106	4.3	-	2,984	3.0	-41.6
営業外利益	Non-operating Income	156	66.0	135	-13.5	101	0.1	-25.2	31	0.0	-69.3
営業外費用	Non-operating Expenses	18	-64.0	13	-27.8	24	0.0	84.6	15	0.0	-37.5
経常利益	Ordinary Income	25,032	51.5	-18,957	-	5,183	4.4	-	3,000	3.1	-42.1
特別利益	Extraordinary Income	159	-26.7	649	308.2	62	0.1	-90.4	5	0.0	-91.9
特別損失	Extraordinary Losses	1,251	41.4	9,613	668.4	619	0.5	-93.6	153	0.2	-75.3
税引前利益	Income before Income Taxes	23,940	51.0	-27,921	-	4,627	3.9	-	2,851	2.9	-38.4
法人税・住民税及び事業税	Income Taxes	172	-23.6	4,918	2,759.3	1,901	1.6	-61.3	240	0.2	-87.4
法人税等調整額	Effect of a Tax Consequences	9,739	-	10,473	7.5	-702	-0.6	-	1,157	1.2	-
当期純利益	Net Income	14,028	31.4	-43,313	-	3,427	2.9	-	1,453	1.5	-57.6

13. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis) / 会計ベース (On-Balance)

(1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)	09/3(E)	構成比(%)	会計ベース 08/3	構成比(%)
借入金	Borrowings	320,524	58.8	342,872	69.6	308,017	67.7	-	-	308,017	95.4
都市銀行等	City Banks	34,818	6.4	33,364	6.8	32,000	7.0	-	-	32,000	9.9
信託銀行	Trust Banks	56,495	10.4	50,134	10.2	49,068	10.8	-	-	49,068	15.2
地方銀行·第二地方銀行	Regional Banks	48,510	8.9	51,515	10.5	32,938	7.2	-	-	32,938	10.2
系統金融機関	Cooperative Financial Ins.	43,375	8.0	49,524	10.0	45,204	9.9	-	-	45,204	14.0
生命保険会社	Life Insurance	2,899	0.5	776	0.2	-	-	-	-	-	-
損害保険会社	Non-Life Insurance	2,090	0.4	1,992	0.4	1,105	0.2	-	-	1,105	0.3
その他	Other	57,637	10.6	65,567	13.3	62,701	13.8	-	-	62,701	19.4
シンジケートローン	Syndicated Loan	4,700	0.9	-	-	-	-	-	-	-	-
アイフル	AIFUL	70,000	12.9	90,000	18.3	85,000	18.7	-	-	85,000	26.3
CP·社債等	CP and Bonds	224,154	41.2	149,963	30.4	147,213	32.3	-	-	15,000	4.6
流動化	ABS	189,154	34.7	139,963	28.4	132,213	29.0	-	-	-	-
CP	CP	25,000	4.6	-	-	5,000	1.1	-	-	5,000	1.5
普通社債	SB	10,000	1.8	10,000	2.0	10,000	2.2	-	-	10,000	3.1
合計	Total	544,678	100.0	492,835	100.0	455,231	100.0	426,931	100.0	323,017	100.0

(2)長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)	09/3(E)	構成比(%)	会計ベース 08/3	構成比(%)
短期調達	Short-term Borrowings	84,900	15.6	74,970	15.2	73,930	16.2	-	-	73,930	22.9
短期借入	Borrowings	59,900	11.0	74,970	15.2	68,930	15.1	-	-	68,930	21.3
CP	CP	25,000	4.6	-	-	5,000	1.1	-	-	5,000	1.5
長期調達	Long-term Borrowings	459,778	84.4	417,865	84.8	381,301	83.8	-	-	249,087	77.1
固定金利借入	Fixed Rate	57,979	10.6	56,347	11.4	47,661	10.5	-	-	47,661	14.8
変動金利借入	Floating Rate	202,645	37.2	211,555	42.9	191,425	42.1	-	-	191,425	59.3
社債等(固定)	ABS (Fixed Bond)	161,782	29.7	120,532	24.5	77,313	17.0	-	-	10,000	3.1
普通社債	SB	10,000	1.8	10,000	2.0	10,000	2.2	-	-	10,000	3.1
流動化	ABS	151,782	27.9	110,532	22.4	67,313	14.8	-	-	-	-
社債等(変動)	ABS (Floating Bond)	37,372	6.9	29,430	6.0	64,900	14.3	-	-	-	-
流動化	ABS	37,372	6.9	29,430	6.0	64,900	14.3	-	-	-	-
キャップ	With Cap	37,372	6.9	29,430	6.0	58,400	12.8	-	-	-	-
合計	Total	544,678	100.0	492,835	100.0	455,231	100.0	426,931	100.0	323,017	100.0

(3)調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		06/3	07/3	08/3	09/3(E)
調達金利	Funding Rate	1.40	1.67	1.85	2.16
間接	Indirect	1.78	1.98	2.15	-
直接	Direct	0.87	0.97	1.22	-

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	2.10	2.20	2.10	2.85

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note :The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

14. ライフ顧客属性(Customer Profile / LIFE)

(1)クレジットカード(Credit Card)

1)性別 (Sex)

(千件/Thousand)

		年/決算月(Fiscal Year)	06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)
新規顧客 (New Accounts)	男 性	(Male)	1,408	61.1	1,299	59.9	1,112	60.6
	女 性	(Female)	897	38.9	870	40.1	722	39.4
	合 計	(Total)	2,305	100.0	2,170	100.0	1,835	100.0
既存顧客 (Existing Accounts)	男 性	(Male)	7,518	57.7	8,040	57.4	8,465	57.4
	女 性	(Female)	5,508	42.3	5,961	42.6	6,281	42.6
	合 計	(Total)	13,027	100.0	14,002	100.0	14,746	100.0

2)年齢別 (Age)

(千件/Thousand)

		年/決算月(Fiscal Year)	06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)
新規顧客 (New Accounts)	～ 19	(才/Age)	8	0.4	8	0.4	8	0.5
	20 ～ 29		348	15.1	345	15.9	297	16.2
	30 ～ 39		470	20.4	438	20.2	339	18.5
	40 ～ 49		471	20.5	428	19.8	341	18.6
	50 ～ 59		489	21.2	448	20.6	377	20.6
	60 ～		516	22.4	500	23.1	470	25.6
	合 計	(Total)	2,305	100.0	2,170	100.0	1,835	100.0
既存顧客 (Existing Accounts)	～ 19	(才/Age)	9	0.1	9	0.1	9	0.1
	20 ～ 29		1,003	8.2	1,058	7.6	1,079	7.3
	30 ～ 39		2,549	19.2	2,634	18.8	2,625	17.8
	40 ～ 49		2,918	21.4	3,045	21.8	3,154	21.4
	50 ～ 59		3,331	25.1	3,536	25.3	3,617	24.5
	60 ～		3,214	26.0	3,716	26.5	4,260	28.9
	合 計	(Total)	13,027	100.0	14,002	100.0	14,746	100.0

(2)ライフキャッシュプラザ(LIFE Cash Plaza)

1)性別 (Sex)

(千件/Thousand)

		年/決算月(Fiscal Year)	06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)
新規顧客 (New Accounts)	男 性	(Male)	47	61.8	30	61.2	12	55.2
	女 性	(Female)	29	38.2	19	38.8	9	44.8
	合 計	(Total)	76	100.0	49	100.0	21	100.0
既存顧客 (Existing Accounts)	男 性	(Male)	207	55.3	187	55.0	177	54.2
	女 性	(Female)	167	44.7	153	45.0	150	45.8
	合 計	(Total)	375	100.0	340	100.0	328	100.0

2)年齢別 (Age)

(千件/Thousand)

		年/決算月(Fiscal Year)	06/3	構成比(%)	07/3	構成比(%)	08/3	構成比(%)
新規顧客 (New Accounts)	20 ～ 29	(才/Age)	17	22.8	12	25.2	4	22.9
	30 ～ 39		21	27.7	13	28.4	6	28.0
	40 ～ 49		17	23.0	11	23.3	5	25.3
	50 ～ 59		14	18.6	8	17.4	4	18.5
	60 ～		6	8.0	2	5.7	1	5.3
	合 計	(Total)	76	100.0	49	100.0	21	100.0
既存顧客 (Existing Accounts)	20 ～ 29	(才/Age)	41	11.2	33	9.9	26	8.0
	30 ～ 39		97	26.0	85	25.2	76	23.3
	40 ～ 49		98	26.2	89	26.4	89	27.3
	50 ～ 59		91	24.5	84	24.9	85	26.0
	60 ～		45	12.2	46	13.6	50	15.4
	合 計	(Total)	375	100.0	340	100.0	328	100.0

15. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

(1)営業債権ベース/年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3			07/3			08/3			09/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	37,266	779,560	4.78	44,498	717,884	6.20	48,275	653,045	7.39	44,385	618,992	7.17
増減率	yoy%	1.7			19.4			8.5			-8.1		
カード	Card	14,615	321,938	4.54	17,671	347,207	5.09	22,480	349,369	6.43	21,338	370,345	5.76
増減率	yoy%	-4.2			20.9			27.2			-5.1		
総合斡旋	Shopping	1,978	101,134	1.96	2,451	117,222	2.09	2,986	127,677	2.34	2,970	150,816	1.97
キャッシング	Cashing	12,636	220,803	5.72	15,220	229,984	6.62	19,494	221,691	8.79	18,368	219,529	8.37
個品斡旋	Installment Sales Finance	5,363	183,883	2.92	7,029	112,512	6.25	4,026	62,807	6.41	2,447	39,635	6.17
増減率	yoy%	7.4			31.1			-42.7			-39.2		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	12,182	173,257	7.03	15,302	164,880	9.28	18,814	156,697	12.01	17,253	121,337	14.22
増減率	yoy%	6.4			25.6			23.0			-8.3		
支払承諾見返	Guarantee	1,900	67,092	2.83	1,799	62,836	2.86	1,898	56,389	3.37	2,282	62,915	3.63
増減率	yoy%	-3.4			-5.3			5.5			20.2		
住宅	Home Loan	675	32,762	2.06	478	29,133	1.64	229	26,055	0.88	233	23,416	1.00
増減率	yoy%	-46.7			-29.2			-52.1			1.7		
その他	Other	2,528	626	-	2,217	1,315	-	826	1,725	-	830	1,342	-
増減率	yoy%	46.3			-12.3			-62.7			0.5		
カード事故	Fraudulent Use of Credit Card	368	-	-	257	-	-	289	-	-	280	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	2,148	-	-	1,949	-	-	529	-	-	539	-	-
その他	Other	11	-	-	10	-	-	7	-	-	10	-	-

(2)買上金額ベース/年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3			07/3			08/3			09/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	1,978	470,896	0.42	2,451	561,299	0.44	2,986	664,791	0.45	2,970	789,974	0.38

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

16. 事業者ローン2社の営業指標 (Review of Operation / Small Business Loan Subsidiaries)

営業債権ベース(Managed Asset Basis)

(1)ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

年/決算月(Fiscal Year)		06/3	増減率(yoy%)	07/3	増減率(yoy%)	08/3	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	73,110	53.5	82,328	12.6	83,192	1.0	84,803	1.9
口座数 (千件)	Customer Accounts (Thousand)	42	28.9	44	6.6	44	-1.3	41	-5.5
一口座当たり残高 (千円)	Per Account (¥ Thousand)	1,732	19.1	1,830	5.7	1,875	2.4	2,023	7.9
新規顧客件数 (千件)	New Accounts (Thousand)	15	10.1	9	-39.8	7	-21.8	6	-15.0
平均名目金利 ※ (%)	Average interest rate ※ (%)	15.0	*-0.1*	14.9	*-0.1*	14.6	*-0.2*	14.5	*-0.1*
貸倒償却率 (%)	Write off Ratio (%)	2.9	*-0.4*	4.3	*1.4*	6.4	*2.1*	7.2	*0.8*
営業店舗数 (店)	Loan Business Branches	7	*3*	10	*3*	10	*0*	10	*0*
有人店舗	Staffed	7	*3*	10	*3*	10	*0*	10	*0*
無人店舗	Unstaffed	-	-	-	-	-	-	-	-
社員数 (人)	Number of Employees	82	*17*	101	*19*	126	*25*	126	*0*

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)シティズ(City's / Acquisition : Oct 2002)

年/決算月(Fiscal Year)		06/3	増減率(yoy%)	07/3	増減率(yoy%)	08/3	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	67,857	48.6	58,316	-14.1	60,147	3.1	66,164	10.0
口座数 (千件)	Customer Accounts (Thousand)	31	50.0	30	-4.9	26	-11.6	23	-10.0
一口座当たり残高 (千円)	Per Account (¥ Thousand)	2,143	-0.9	1,936	-9.6	2,260	16.7	2,762	22.2
新規顧客件数 (千件)	New Accounts (Thousand)	15	66.6	5	-66.4	2	-43.7	3	21.5
平均名目金利 ※ (%)	Average interest rate ※ (%)	25.4	*-1.8*	23.7	*-1.7*	17.2	*-6.5*	15.5	*-1.7*
貸倒償却率 (%)	Write off Ratio (%)	1.9	*0.3*	4.1	*2.2*	4.5	*0.4*	4.1	*-0.4*
営業店舗数 (店)	Loan Business Branches	63	*13*	47	*-16*	47	*0*	47	*0*
有人店舗	Staffed	63	*13*	47	*-16*	47	*0*	47	*0*
無人店舗	Unstaffed	-	-	-	-	-	-	-	-
社員数 (人)	Number of Employees	818	*56*	670	*-148*	472	*-198*	480	*8*

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

17. 事業者ローン2社の損益の内訳 (Revenue and Expenses / Small Business Loan Subsidiaries)

(1)ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	増減率(yoy%)	07/3	増減率(yoy%)	08/3	営業収益比(%)	増減率(yoy%)	09/3(E)	営業収益比(%)	増減率(yoy%)
営業収益	Operating Revenue	8,635	58.6	11,159	29.2	11,348	100.0	1.7	10,946	100.0	-3.5
営業貸付金利息	Interest Income	8,610	58.7	11,134	29.3	11,294	99.5	1.4	10,862	99.2	-3.8
その他	Other	25	32.7	25	0.1	54	0.5	115.4	84	0.8	53.6
営業費用	Operating Expenses	7,109	47.6	10,036	41.2	11,057	97.4	10.2	10,858	99.2	-1.8
金融費用	Financial Expenses	1,061	57.8	1,536	44.7	1,910	16.8	24.3	1,964	17.9	2.8
広告宣伝費	Advertising Expenses	809	19.2	910	12.5	627	5.5	-31.0	700	6.4	11.5
貸倒費用	Credit Cost	3,494	56.4	5,392	54.3	6,247	55.0	15.9	5,868	53.6	-6.1
人件費	Salaries	826	43.9	1,008	22.0	1,099	9.7	9.0	990	9.0	-9.9
その他	Other	917	39.8	1,190	29.8	1,171	10.3	-1.6	1,335	12.2	14.0
営業利益	Operating Income	1,526	142.5	1,122	-26.4	291	2.6	-74.1	88	0.8	-69.8
営業外収益	Non-operating Income	7	74.2	0	-95.6	7	0.1	2,336.2	-	-	-
営業外費用	Non-operating Expenses	0	-	-	-	35	0.3	-	-	-	-
経常利益	Ordinary Income	1,533	142.1	1,122	-26.8	263	2.3	-76.5	88	0.8	-66.6
特別利益	Extraordinary Income	-	-	-	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	-	-	2	-	-	-	-	-	-	-
税引前利益	Income before Income Taxes	1,533	153.1	1,120	-26.9	263	2.3	-76.5	88	0.8	-66.6
法人税·住民税及び事業税	Income Taxes	88	1,938.9	1,528	1,629.3	673	5.9	-56.0	202	1.8	-70.0
法人税等調整額	Effect of a Tax Consequences	-980	-	-1,058	-	-488	-4.3	-	-136	-1.2	-
当期純利益	Net Income	2,425	303.3	651	-73.1	79	0.7	-87.9	22	0.2	-72.3

(2)シティズ(City's / Acquisition : Oct 2002)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	増減率(yoy%)	07/3	増減率(yoy%)	08/3	営業収益比(%)	増減率(yoy%)	09/3(E)	営業収益比(%)	増減率(yoy%)
営業収益	Operating Revenue	13,998	46.1	13,550	-3.2	9,766	100.0	-27.9	8,702	100.0	-10.9
営業貸付金利息	Interest Income	13,808	46.7	13,430	-2.7	9,502	97.3	-29.2	7,924	91.1	-16.6
その他	Other	189	13.9	120	-36.6	263	2.7	119.2	778	8.9	195.0
営業費用	Operating Expenses	13,873	98.6	13,642	-1.7	11,127	113.9	-18.4	7,296	83.8	-34.4
金融費用	Financial Expenses	674	61.4	775	14.9	714	7.3	-7.9	888	10.2	24.3
広告宣伝費	Advertising Expenses	317	62.9	192	-39.2	210	2.2	9.0	277	3.2	31.9
貸倒費用	Credit Cost	3,739	2,349.7	4,470	19.5	4,621	47.3	3.4	1,193	13.7	-74.2
人件費	Salaries	6,177	48.9	5,372	-13.0	3,143	32.2	-41.5	3,340	38.4	6.3
その他	Other	2,964	43.2	2,831	-4.5	2,439	25.0	-13.8	1,597	18.4	-34.5
営業利益	Operating Income	124	-95.2	-91	-	-1,361	-13.9	-	1,406	16.2	-
営業外収益	Non-operating Income	11	152.2	50	358.7	17	0.2	-66.2	-	-	-
営業外費用	Non-operating Expenses	7	-39.9	10	32.3	0	0.0	-95.4	1	0.0	105.8
経常利益	Ordinary Income	127	-95.1	-51	-	-1,344	-13.8	-	1,405	16.1	-
特別利益	Extraordinary Income	38	-33.8	-	-	3	0.0	-	0	0.0	-
特別損失	Extraordinary Losses	86	-17.0	1,776	1,964.3	41	0.4	-97.7	38	0.4	-8.1
税引前利益	Income before Income Taxes	79	-96.9	-1,828	-	-1,382	-14.2	-	1,367	15.7	-
法人税·住民税及び事業税	Income Taxes	548	-34.3	1,465	167.1	272	2.8	-81.4	11	0.1	-96.0
法人税等調整額	Effect of a Tax Consequences	-505	-	28	-	-33	-0.3	-	-112	-1.3	-
当期純利益	Net Income	36	-97.5	-3,322	-	-1,621	-16.6	-	1,467	16.9	-

18. グループ経営一覧表 (Group Management)

(百万円/¥ Million)

		06/3		07/3		08/3			09/3(E)		
			増減率(yoy%)		増減率(yoy%)		構成比(%)	増減率(yoy%)		構成比(%)	増減率(yoy%)
営業債権残高合計 ※1	Total Receivable Outstanding ※1	2,681,746	6.3	2,369,585	-11.6	1,999,414	100.0	-15.6	1,784,441	100.0	-10.8
アイフル	Aiful	1,577,246	4.1	1,361,303	-13.7	1,119,755	56.0	-17.7	968,663	54.3	-13.5
ライフ	Life	779,560	3.7	717,884	-7.9	653,045	32.7	-9.0	618,992	34.7	-5.2
ビジネクスト	Businext	73,110	53.5	82,328	12.6	83,192	4.2	1.0	84,803	4.8	1.9
シティズ	City's	67,857	48.6	58,316	-14.1	60,147	3.0	3.1	66,164	3.7	10.0
ワイド	Wide	99,890	4.8	80,953	-19.0	40,887	2.0	-49.5	22,060	1.2	-46.0
トライト	Tryto	66,559	14.4	54,954	-17.4	29,275	1.5	-46.7	15,912	0.9	-45.6
営業収益 ※2	Total Operating Revenue ※2	549,547	6.0	499,031	-9.2	405,784	100.0	-18.7	312,039	100.0	-23.1
アイフル	Aiful	343,515	0.9	300,755	-12.4	233,039	57.4	-22.5	176,676	56.6	-24.2
ライフ	Life	132,251	8.4	127,425	-3.6	118,860	29.3	-6.7	98,001	31.4	-17.5
ビジネクスト	Businext	8,635	58.6	11,159	29.2	11,348	2.8	1.7	10,946	3.5	-3.5
シティズ	City's	13,998	46.1	13,550	-3.2	9,766	2.4	-27.9	8,702	2.8	-10.9
ワイド	Wide	25,276	8.4	22,664	-10.3	14,087	3.5	-37.8	6,550	2.1	-53.5
トライト	Tryto	16,238	11.7	15,000	-7.6	9,467	2.3	-36.9	4,661	1.5	-50.8
経常利益 ※2	Total Ordinary Income ※2	126,964	-6.2	-163,092	-	32,065	100.0	-	33,000	100.0	2.9
アイフル	Aiful	94,632	-15.9	-101,225	-	22,191	69.2	-	26,000	78.8	17.2
ライフ	Life	25,032	51.5	-18,957	-	5,183	16.2	-	3,000	9.1	-42.1
ビジネクスト	Businext	1,533	142.1	1,122	-26.8	263	0.8	-76.5	88	0.3	-66.6
シティズ	City's	127	-95.1	-51	-	-1,344	-4.2	-	1,405	4.3	-
ワイド	Wide	4,241	150.7	-18,366	-	6,330	19.7	-	2,805	8.5	-55.7
トライト	Tryto	3,594	28.0	-15,537	-	305	1.0	-	1,322	4.0	333.4
当期純利益 ※2	Total Net Income ※2	65,827	-13.1	-411,250	-	27,434	100.0	-	31,730	100.0	15.7
アイフル	Aiful	50,381	-25.1	-359,399	-	27,069	98.7	-	30,931	97.5	14.3
ライフ	Life	14,028	31.4	-43,313	-	3,427	12.5	-	1,453	4.6	-57.6
ビジネクスト	Businext	2,425	303.3	651	-73.1	79	0.3	-87.9	22	0.1	-72.3
シティズ	City's	36	-97.5	-3,322	-	-1,621	-5.9	-	1,467	4.6	-
ワイド	Wide	1,935	436.0	-35,040	-	6,275	22.9	-	2,800	8.8	-55.4
トライト	Tryto	1,828	29.9	-24,465	-	449	1.6	-	1,273	4.0	183.5

※1 営業債権ベース (Managed Asset Basis)

※2 会計ベース (On-Balance)

19. 消費者金融業界動向(Overview of Consumer Credit Industry)

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1997年～2008年3月推移(Number of Petitions 1997-Mar 2008)

暦年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年	2007年	2008年 (3M)	1月	2月	3月
件数	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	165,917	148,252	31,236	8,211	11,184	11,841
yoy	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	−12.8%	−12.8%	−10.0%	−10.6%	−12.5%	−12.5%	−10.0%	−13.7%

(2)形態別信用供与残高(Consumer Credit Balance)

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	−0.2	195,480	−1.7	374,035	0.5	262,502	−3.7	59,634	14.5	51,899	9.4
1997年	743,335	−1.2	182,621	−0.1	28,927	3.8	153,694	−0.9	560,714	−1.5	187,847	−3.9	372,867	−0.3	251,897	−4.0	65,179	9.3	55,791	7.5
1998年	709,823	−4.5	171,535	−6.1	29,852	3.2	141,683	−7.8	538,288	−4.0	182,329	−2.9	355,959	−4.5	231,478	−8.1	71,371	9.5	53,110	−4.8
1999年	668,243	−5.9	163,518	−4.7	31,018	3.9	132,500	−6.5	504,725	−6.2	153,514	−15.8	351,211	−1.3	217,957	−5.8	78,586	10.1	54,668	2.9
2000年	652,247	−2.4	159,639	−2.4	32,735	5.5	126,907	−4.2	492,608	−2.4	135,988	−11.4	356,620	1.5	210,091	−3.6	88,489	12.6	58,040	6.2
2001年	635,927	−2.5	153,683	−3.7	33,649	2.8	120,034	−5.4	482,244	−2.1	123,727	−9.0	358,517	0.5	199,793	−4.9	96,918	9.5	61,806	6.5
2002年	607,750	−4.4	148,353	−3.5	35,675	6.0	112,678	−6.1	459,397	−4.7	106,548	−13.9	352,849	−1.6	185,566	−7.1	102,357	5.6	64,926	5.1
2003年	595,118	−2.1	148,316	0.0	38,672	8.4	109,644	−2.7	446,802	−2.7	100,310	−5.9	346,492	−1.8	178,987	−3.5	101,755	−0.6	65,750	1.3
2004年	582,415	−2.1	147,711	−0.4	41,210	6.6	106,501	−2.9	434,704	−2.7	89,705	−10.6	344,999	−0.4	176,795	−1.2	101,571	−0.2	66,633	1.3
2005年	559,394	−4.0	150,394	1.8	45,389	10.1	105,005	−1.4	409,000	−5.9	78,529	−12.5	330,471	−4.2	166,273	−6.0	98,862	−2.7	65,336	−1.9
2006年	536,812	−4.0	148,964	−1.0	47,337	4.3	101,627	−3.2	387,848	−5.2	72,371	−7.8	315,477	−4.5	159,984	−3.8	92,107	−6.8	63,386	−3.0

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額(Consumer Credit Provided)

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	−1.6	220,522	4.6	58,544	−7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	−3.4	434,789	0.1	204,712	−4.2	230,077	4.3	55,521	−5.2	83,550	10.1	91,006	5.7
1998年	760,811	−0.6	330,469	0.0	190,131	4.9	140,338	−5.9	430,342	−1.0	198,242	−3.2	232,100	0.9	49,343	−11.1	91,404	9.4	91,353	0.4
1999年	731,252	−3.9	332,667	0.7	201,511	6.0	131,156	−6.5	398,585	−7.4	169,916	−14.3	228,669	−1.5	39,788	−19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	−2.0	389,378	−2.3	153,328	−9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	−4.9	385,948	−0.9	139,232	−9.2	246,716	4.5	39,858	−3.1	106,327	6.5	100,531	5.7
2002年	728,225	−1.7	363,459	2.4	246,790	6.0	116,669	−4.6	364,766	−5.5	120,080	−13.8	244,656	−0.8	40,448	1.5	101,917	−4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	−2.7	350,846	−3.8	112,682	−6.2	238,164	−2.7	39,461	−2.4	97,507	−4.3	101,196	−1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	−2.8	339,472	−3.2	101,822	−9.6	237,650	−0.2	33,005	−16.4	102,845	5.5	101,800	0.6
2005年	765,056	3.2	430,347	7.1	321,701	10.3	108,646	−1.5	334,709	−1.4	89,446	−12.2	245,263	3.2	40,458	22.6	104,194	1.3	100,611	−1.2
2006年	755,510	−1.2	449,856	4.5	347,695	8.1	102,161	−6.0	305,654	−8.7	86,791	−3.0	218,863	−10.8	26,364	−34.8	92,703	−11.0	99,796	−0.8

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 5

(Brief Description in English)

June 2008

The 31st Business Report
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the period from April 1, 2007 through March 31, 2008 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in June 2008.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Business Report, sends it to its shareholders and distributes it to its creditors, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Year-End Financial Statements (Consolidated and Non-Consolidated) for the fiscal year ended March 31, 2008, dated May 15, 2008 of the Company (Exhibit 2).

EXHIBIT 6

(Brief Description in English)

June 25, 2008

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of the Financial Instruments and Exchange Law)

The 31st Fiscal Year
from April 1, 2007
to March 31, 2008

This Annual Securities Report concerning the fiscal year ended March 31, 2008 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 25, 2008 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of the Tokyo Stock Exchange and the Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2008.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report 2008 of the Company (Exhibit 3).

EXHIBIT 7

(Brief Description in English)

Amendment to the Shelf Registration Statement
dated June 25, 2008 (the "Amendment")

The Amendment was filed on June 25, 2008 in order to incorporate by reference the Annual Securities Report of the Company dated June 25, 2008 with respect to its fiscal year ended March 31, 2008 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on March 1, 2007. (Note)

Note:

Under the Financial Instruments and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

EXHIBIT 8

(Brief Description in English)

June 2, 2008

NOTICE OF CONVOCATION OF
THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Convocation dated June 2, 2008 in respect of the 31st Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Year-End Financial Statements (Consolidated and Non-Consolidated) for the fiscal year ended March 31, 2008 (Exhibit 2), the Annual Report 2008 (Exhibit 3), the Annual Securities Report dated June 25, 2008 (Exhibit 6), press release dated April 25, 2008, entitled "AIFUL Discontinues Directors' Retirement Benefit System and Revises Director Compensation System" (Exhibit 10), press release dated April 25, 2008, entitled "AIFUL Changes Accounting Auditors" (Exhibit 11) and press release dated May 19, 2008, entitled "AIFUL Announces Changes to Board of Directors" (Exhibit 12).

The proposed agenda items for the 31st Ordinary General Meeting of Shareholders were: (1) appointment of ten directors; (2) appointment of one auditor; (3) appointment of one substitute auditor; (4) appointment of an accounting auditor; and (5) the matter of the provision of retirement bonuses for retiring directors and auditors and the discountinuation of provision of retirement benefits for executives accompanying the abolition of this system.

EXHIBIT 9

(Brief Description in English)

June 24, 2008

NOTICE OF RESOLUTION OF
THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Notice of Resolution dated June 24, 2008 in respect of the 31st Ordinary General Meeting of Shareholders notified that all the agenda items proposed at the 31st Ordinary General Meeting of Shareholders were approved and resolved as originally proposed. The information in the Notice of Resolution which is material to an investment decision is substantially contained in the Notice of Convocation dated June 2, 2008 in respect of the 31st Ordinary General Meeting of Shareholders (Exhibit 8).

EXHIBIT 10

AIFUL Corporation
Press Release

April 25, 2008

AIFUL Discontinues Directors' Retirement Benefit System and Revises Director Compensation System

KYOTO — AIFUL Corporation announced today that its Board of Directors and Auditors, at a meeting held April 25, 2008, decided to discontinue the directors' retirement benefit system and to revise the director compensation system.

1. Discontinuation of directors' retirement benefit system
AIFUL will discontinue its directors' retirement benefit system covering board members and auditors, effective at the conclusion of the 31st General Shareholders' Meeting to be held in June 2008.
A decision on making cut-off payments to the current board members and auditors for the period from date of appointment to the date the system is discontinued has been added to the agenda for discussion at the 31st General Shareholders' Meeting.
The payments would be made when the respective directors retire.

2. Reason for system's discontinuation
AIFUL intends to clarify management responsibility by discontinuing the current directors' retirement benefit system, which can be characterized as deferred payment based on seniority, and instead reflecting company earnings and results during each term of office in compensation.

3. Revisions to director compensation system
With the discontinuation of its directors' retirement benefit system, AIFUL will revise its compensation system for directors and auditors. Under the new system, a certain percentage of directors' compensation will consist of stock options, paid into the AIFUL directors' stock ownership plan. Directors will hold the AIFUL shares they purchase during their term of office, in principle. This is intended to enhance corporate value, as improving the correlation between compensation and the company's share price will boost directors' incentive to increase the share price and improve earnings.
In light of the independence and neutrality required by the nature of auditors' work, auditors will not be eligible for the stock option plan; instead, an amount equivalent to the retirement benefit will be added to the auditors' compensation.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

AIFUL Corporation
Press Release

April 25, 2008

AIFUL Changes Accounting Auditors

KYOTO — AIFUL Corporation announced today that its Board of Directors, at a meeting held April 25, 2008, decided that the selection of an accounting auditor would be added to the agenda for discussion at the 31st General Meeting of Shareholders to be held in June 2008.

The Board of Auditors has given its consent to this proposal.

1. Decision to make change, reasons and background for change
   Currently, AIFUL employs Shimbashi & Co. and Deloitte Touche Tohmatsu as its accounting auditors under a joint auditor system pursuant to Japan's Company Law, Article 328, and the Financial Instruments and Exchange Law, Article 193-2-1. Shimbashi has notified AIFUL that it would like to resign its post as AIFUL's accounting auditor effective as of the conclusion of the 31st General Meeting of Shareholder, which is the final day of its appointment. Accordingly, AIFUL has decided to continue employing Deloitte Touche Tohmatsu as its only auditor and has decided to add this proposal to its agenda.

2. Accounting auditors being changed
   Name and address of appointed auditor
   Name: Deloitte Touche Tohmatsu
   Address: MS Shibaura Building, 13-23 Shibaura 4-chome, Minato-ku, Tokyo, Japan

   Name and address of auditor resigning post
   Name: Shimbashi & Co.
   Address: 7th floor, Kokyu Yotsuya building, 9 Honshiocho, Shinjuku-ku, Tokyo, Japan

3. Most recent appointment of auditor resigning post
   June 27, 2007

4. Issues related to opinions expressed in audit reports prepared by accounting auditor resigning post, opinions of accounting auditor resigning post on items in audit reports
   Nothing of note

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 12

AIFUL Corporation
Press Release

May 19, 2008

AIFUL Announces Changes to Board of Directors

KYOTO — AIFUL Corporation has announced that a meeting of its board of directors held May 19, 2008, resolved to nominate a new director candidate, a new corporate auditor candidate, and an alternative corporate auditor candidate.

Each candidate will assume office upon the approval of the ordinary general meeting of shareholders scheduled on June 24, 2008.

1. New Director Candidate

Name	Current Position
Yasuo Hotta	Executive Officer overseeing Accounting Department and General Affairs Department AIFUL Corporation (President and Representative Director, Marutoh K.K.)

Marutoh K.K., is a wholly-owned subsidiary of AIFUL Corporation.

2. New Standing Corporate Auditor Candidate

Name	Current Position
Kenichi Kayama	General Manager attached to Personnel Division AIFUL Corporation

3. Alternative Standing Corporate Auditor Candidate

AIFUL elects an alternate corporate auditor against the contingency when the legal requirement for the number of corporate auditors is not met.

Name	Current Position
Kunio Takahashi	Standing Corporate Auditor LIFE Co., Ltd.

LIFE Co., Ltd., is a subsidiary of AIFUL Corporation.
Kunio Takahashi was selected as AIFUL Corporation's alternative corporate auditor at the 30th ordinary general meeting of shareholders held on June 27, 2007.

4. Resigning Director

Resignation is at the conclusion of the 31st ordinary general meeting of shareholders scheduled on June 24, 2008.

Name	Current Position
Hiroshi Abe	Director

5. Resigning corporate auditors

Resignation is at the conclusion of the 31st ordinary general meeting of shareholders scheduled on June 24, 2008.

Name	Current Position
Sadayuki Matsuoka	Standing Corporate Auditor
Yoshinobu Azuma	Corporate Auditor

Sadayuki Matsuoka will assume the office of director at the LIFE Co., Ltd.

Reference: List of Directors, Corporate Auditors, and Executive Officers Scheduled to Take Office Effective June 24, 2008

Name	Role as Director	Role as Executive Officer	Areas of Responsibility
Yoshitaka Fukuda	President and Representative Director	Chief Executive Officer	Chairman, Risk Management Committee
Taichi Kawakita	Representative Director	First Senior Executive Officer	Chairman, Compliance Committee, concurrently overseeing Loan Business Division and Credit Management Division
Shintaro Hashima	Director	Senior Executive Officer	Senior General Manager, Information Systems Division, concurrently overseeing Legal Department and Compliance Monitoring Department
Tsuneo Sakai	Director	Senior Executive Officer	Overseeing Public Relations Department, Coordination Department, Guarantee Business Department and Investor Relations Office General Manager, Investor Relations Office
Nobuyuki Wakuta	Director	Senior Executive Officer	Senior General Manager, Management Planning Division
Yoshinobu Takaishi	Director	Senior Executive Officer	Overseeing Finance Department
Masami Munetake	Director	Executive Officer	Senior General Manager, Personnel Division, concurrently overseeing Credit Assessment Department

Masayuki Sato	Director	Executive Officer	Overseeing Business Development Department
Yasuo Hotta	Director	Executive Officer	Overseeing Accounting Department and General Affairs Department
Kazuyuki Isono	Director	—	
Masanobu Hidaka	Standing Corporate Auditor	—	
Norio Onishi	Standing Corporate Auditor	—	
Kenichi Kayama	Standing Corporate Auditor	—	
Yasutaka Fukuda	—	Executive Officer	Overseeing Finance Department
Kazumitsu Oishi	—	Executive Officer	Senior General Manager, Loan Business Division
Akira Takami	—	Executive Officer	Overseeing Guarantee Business Department
Tsuguo Nakagawa	—	Executive Officer	Senior General Manager, Credit Management Division
Yasuo Shiozawa	—	Executive Officer	Overseeing Corporate Management Department General Manager, Corporate Management Department
Minoru Kobayashi	—	Executive Officer	Overseeing Coordination Department General Manager, Coordination Department
Isao Okada	—	Executive Officer	Deputy General Manager, Information Systems Division
Itraru Sato	—	Executive Officer	Overseeing Internal Auditing Department

AIFUL Corporation

Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Katsuyuki Komiya, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

EXHIBIT 13

AIFUL Corporation
Press Release

RECEIVED
2008 OCT 17 A 9:26
OFFICE OF INTERNATIONAL

May 19, 2008

AIFUL Issues Another Update on Strengthening of Compliance Structure

KYOTO — AIFUL Corporation continues to work to strengthen its compliance structure and revise internal regulations, systems, organizations and employee education programs. The progress that AIFUL has made since the previous announcement (news release entitled "AIFUL Issues New Update on Strengthening of Compliance Structure," dated December 27, 2007) is summarized below.

1. The Executive Caravan Program

The Executive Caravan program, initiated in December 2006, facilitates the direct communication of business policies and business conditions from the management to onsite employees. In this program, executives visit workplaces and engage in face-to-face dialogue with employees to ensure that employee views are reflected in the company's management. By the end of March 2008, AIFUL had held 786 executive caravan sessions, involving a total of 8,348 employees. This program will be continued in the future.

2. Thorough Employee Guidance and Training

Strengthened telephone service monitoring
AIFUL has been implementing telephone service monitoring, aiming to further improve the quality of its phone-based services. Over the 12-month period from April 2007 to March 2008, the company monitoring the following calls:

- 90,527 calls involving 1,493 employees at counseling centers (specializing in debt collection), credit management department, secured loan management department and assistance center
- 7,673 calls involving 317 employees at the toll-free customer service department Heartful Center
- 5,698 calls involving 281 employees at the customer center responsible for ATM applications
- 16,094 calls involving 886 employees at all loan offices.

New communications recording devices are scheduled for installation at all loan offices to avoid recording failures. Looking to the future, AIFUL will continue this monitoring with the objectives of raising the quality of customer service and ensuring total compliance.

Held compliance training sessions at all branches
The company has designated the fifth business day of each month as a compliance day and conducts training with standardized content for employees.

Apart from this, AIFUL ran a total of 1,190 study sessions, which were held by the managers of loan offices during the 12-month period from April 2007 to March 2008, covering such topics as compliance, regulations, and service.

Law and Regulations Manager Certifications (in-house qualification)
In February and March 2008 a total of 951 employees who hold the Law and Regulations Manager Certification, established in March 2007, attained an updated qualification principally covering article 2 of Japan's Money Lending Business Control and Regulation Law. In addition, a total of 251 mid-career managers attained the certification for the first time.

Operations Manager Certifications (in-house qualification)
AIFUL has introduced the Operations Manager Certification for employees at all branches and call centers who have contact with customers through loan and debt collection services, with the aim of ensuring they acquire the necessary legal knowledge and business expertise for each service conducted. There have been 37 new certifications since the last report, bringing the total to 5,931.

Implemented In-house Counseling Education
AIFUL has launched counselor training for staff working in debt collection departments. The aim is to enable employees to go beyond mere debt collection duties to also give money management counseling and help resolve customer issues.

AIFUL's human resources development department and an outside consulting company jointly formulated a training curriculum, and carried out training at the departments specializing in debt collection in East and West Japan. A total of 924 employees have completed training—429 in east Japan and 495 in west Japan. All employees at debt collection departments in east and west Japan have completed training. To ensure the thorough permeation of this knowledge, follow-up training will be conducted.

3. Enhancement of Compliance Structures

Periodic Examinations
Since October 2007 AIFUL has been conducting a second round of regular inspections from the perspective of the Money Lending Business Control and Regulation Law and the detection of irregularities. As of March 31, 2008, 236 targeted sites had received a second inspection with no problems found.

Compliance Inspections of Branches and Offices by the Compliance Monitoring Department
To strengthen the company's approach to compliance and internal controls, an On-Site Compliance Section was established within the Compliance Monitoring Department in June 2007. As of March 31, the On-Site Compliance Section had conducted inspections at 34 locations nationwide. These inspections serve to heighten knowledge and awareness of compliance, produce operational improvements, guidance, and training directly in the workplace, and provide Compliance Officers with support and follow-up.

Compliance Audit Implemented by External Organization
AIFUL concluded a legal consulting agreement with Nakajima Transactional Law Office (representative attorney: Shigeru Nakajima) in July 2006. To allow further development of the company's compliance structure, it has been decided to continue this relationship to the end of March 2009.

Risk Management Posture Enhanced
Risk management regulations have been revised to allow quicker response to a broader

spectrum of risks, to change the definition of risks and clarify responses to risks that emerge, and to clarify the decision-making and operational procedures of the Risk Management Committee.

In addition, we have formulated oversight policies, specific action plans for times of emerging risks, and contingency plans to be implemented in the event of a breach of propriety.

4. Revision of Personnel Evaluation System

Requirements added for appointment to assistant branch manager and loan office leader positions
The company has added acquisition of the Lending Operations Manager qualification as specified in the Money Lending Business Control and Regulation Law to the requirements for appointment as assistant branch manager, supervisor, or loan office leader.

As of March 31, 2008, 1,657 employees had qualified as lending operations managers.

5. Other Corporate Activities

CSR Activities
The AIFUL Group's newly formulated corporate philosophy, "Earn the support of the public with sincerity and hard work," carries the same connotations as the company's efforts to win the trust of all stakeholders through good-faith corporate social responsibility efforts. We at AIFUL believe that the practice of CSR is the road to actualization of our corporate philosophy, and are engaged in various activities intended to bring this about. Some examples of these activities are given below.

Tackling environmental issues

- Introduction of cool biz and warm biz
- Sorting and recycling of waste
- Use of environmentally friendly products

Social contributions and responsible community service

- Long-term charitable activities
- Disaster aid and relief funds
- Cleanup of the vicinity of our premises
- Installation of AED at all business establishments
- Participation in illegal outdoor advertising whistleblower programs
- Establishment of a paid-leave program for volunteer work

Looking to the future, AIFUL will continue to be united in its efforts to establish a firm compliance structure, and will also continue to report on the status of progress of these revisions.

Reference

Principal Measures Taken to Strengthen the Compliance Structure

Corporate philosophy

- Reformulated the corporate philosophy and other elements of the corporate philosophy
- Released the AIFUL Group Handbook to promote understanding and awareness

Strengthening organizations and systems

- Substantially increased the number of inspectors
- Established the Risk Management Committee
- Implemented an executive officer system
- Established the Auditor's Office
- Established the On-Site Compliance Section within the Compliance Monitoring Department

Enhancement of Compliance Structures

- Introduced the Compliance Officer Certification (external qualification, qualified employees: 1,899)
- Introduced the Personal Information Protection Officer Certification (external qualification, qualified employees: 2,184)
- In preparation for the implementation of Article 2 of the Money Lending Business Control and Regulation Law, company-wide study sessions were held, and attendees tested on the material.
- Inspections by the general managers of loan business departments and the loan business planning and promotion department
- Checks of regulatory compliance by assistant branch managers
- Appointment of Compliance Officers
- Implementation of Inspection Commendations

Changes to internal regulations

- Tightened rules and regulations governing lending operations
- Tightened regulations governing debt collection operations

Enhancement of systems

- Customers' work telephone numbers no longer displayed on terminals
- Upgraded system for recording progress of negotiations
- Adopted the mobile-phone-compatible "Global Server ID EV for Mobile" EV SSL certificate.

Revision of Personnel Evaluation System

- Target management system based on performance targets eliminated
- Revised requirements for appointments and promotions

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 14

AIFUL Corporation
Press Release

June 13, 2008

AIFUL Announces Reduction in Lending Interest Rate

KYOTO — AIFUL Corporation announced today that it will offer lower interest rates for customers who take out a new unsecured consumer loan (cash advance) with the company on or after June 16, 2008.

1. Details of Lending Interest Rate Reduction

AIFUL will apply the lending interest rates shown below to customers who take out a new unsecured consumer loan (cash advance) with the company on or after June 16, 2008.

Lending interest rates
Current interest rates (effective annual interest rate): 12.775 ~ 18.0%
New interest rates (effective annual interest rate): 6.8 ~ 18.0%

* Customers who already have a loan agreement with AIFUL must undergo a new credit evaluation in order to have the aforementioned rates applied to loans they take out.

2. Objective of Reduction in Lending Interest Rate

AIFUL has been carrying out group-wide management reforms in order to ensure it can promptly deliver low-cost products that are more secure and reliable for customers. Accordingly, in August 2007 AIFUL reduced the maximum lending interest rate for customers taking out new loans with the company and in December of the same year began marketing loans for specific purposes (effective annual rates of 9.8 ~ 17.0%) to meet customers' demand for loans for various life events. These efforts to add greater diversity to the product lineup and offer loans at lower rates are intended to raise customer satisfaction.

AIFUL has now decided to reduce the low end of the range of interest rates for cash advances from 12.775% to 6.8% to give an additional boost to its current marketing of loans at preferential rates and take another step to better meet the needs of its customers and continue offering convenience.

Reference

Types of unsecured consumer loans currently available from AIFUL (as of June 16, 2008)

Product name	Loan amount	Lending interest rate (Effective annual rate)
Cash advances	10,000 ~ 3 million yen	6.8 ~ 18.0%
Special-purpose loan	10,000 ~ 1 million yen	9.8 ~ 17.0%

* Eligibility for these rates will depend on the results of consumer credit evaluations.
* Documentation attesting to the loan's use is required for special-purpose loans, as their use is limited to ceremonial functions, medical expenses and other specific purposes.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT15

AIFUL Corporation
Press Release

June 24, 2008

AIFUL Announces Changes to Board of Directors

KYOTO — AIFUL Corporation has announced that a meeting of its board of directors' held today approved the following changes to executive officers. Details are provided below.

1. Executive Officer Promoted (effective as of June 24, 2008)

Name	New position	Former position
Masayuki Sato	Director Senior Executive Officer overseeing Business Development Department	Director Executive Officer overseeing Business Development Department

2. New Executive Officer (effective as of June 24, 2008)

Name	New position	Former position
Masayuki Noda	Executive Officer overseeing Legal Department	Adviser for AIFUL

Reference: Other directors, auditors, and executive officers (effective as of June 24, 2008)

Name	Director and Auditor	Executive Officer	Responsibility
Yoshitaka Fukuda	President and CEO Representative Director	President and Chief Executive Officer	Chairman, Risk Management Committee
Taichi Kawakita	Representative Director	Senior Executive Officer	Chairman, Compliance Committee concurrently overseeing Loan Business Division, and Credit Management Division
Shintaro Hashima	Director	Senior Executive Officer	Senior General Manager, Information Systems Division concurrently overseeing Legal Department and Compliance Monitoring Department
Kazuyuki Isono	Director	-	-
Masayuki Sato	Director	Senior Executive Officer	Overseeing Business Development Department
Tsuneo Sakai	Director	Senior Executive Officer	Overseeing Public Relations Department, Coordination Department, Guarantee Business Department, and Investor Relations Office General Manager, Investor Relations Office
Nobuyuki Wakuta	Director	Senior Executive Officer	Senior General Manager, Management Planning Division
Yoshinobu Takaishi	Director	Senior Executive Officer	Overseeing Finance Department
Masami Munetake	Director	Executive Officer	Senior General Manager, Personnel Division concurrently overseeing Credit Assessment Department
Yasuo Hotta	Director	Executive Officer	Overseeing Accounting Department and General Affairs Department
Masanobu Hidaka	Standing Corporate Auditor	-	-
Norio Onishi	Standing Corporate Auditor	-	-
Kenichi Kayama	Standing Corporate Auditor	-	-
Yasutaka Fukuda	-	Executive Officer	Overseeing Finance Department
Kazumitsu Oishi	-	Executive Officer	Senior General Manager, Loan Business Division
Tsuguo Nakagawa	-	Executive Officer	Senior General Manager, Credit Management Division
Akira Takami	-	Executive Officer	Overseeing Guarantee Business Department

Yasuo Shiozawa	-	Executive Officer	Overseeing Corporate Management Department, General Manager, Corporate Management Department
Minoru Kobayashi	-	Executive Officer	Overseeing Coordination Department General Manager, Coordination Department
Isao Okada	-	Executive Officer	Deputy General Manager, Information Systems Division
Itaru Sato	-	Executive Officer	Overseeing Internal Auditing Department
Masayuki Noda	-	Executive Officer	Overseeing Legal Department

AIFUL Corporation

Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Katsuyuki Komiya, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

EXHIBIT 16

AIFUL Corporation
Press Release

June 27, 2008

AIFUL Responds to Analyst Report by Lehman Brothers

KYOTO — AIFUL Corporation today issued a public response to the analyst report issued by Lehman Brothers Inc., dated June 23, 2008 and authored by Walter Altherr, maintaining that it contained certain factual errors, such as statements to the effect that "we fear that dept repayment will get tougher (for AIFUL)" and "Sumitomo Trust, AIFUL's main bank... has also told Lehman Brothers that is [sic] has no desire to fully support, much less take over, AIFUL."

In response to the analyst report, AIFUL issued a strong protest to Lehman Brothers about the accuracy of the report, asking for the firm to issue an apology and erratum report. Lehman Brothers responded by issuing an erratum report dated June 26, but the erratum report failed to address the inaccuracies contained in the original analyst report.

AIFUL has received numerous inquiries since the publication of the analyst report by Lehman Brothers, and has issued the following response.

1. On AIFUL's Cash Flow Situation

As of March 31, 2008, AIFUL was scheduled to repay ¥522.7 billion in debt within 12 months.

AIFUL has already secured the funds needed, including a balance of ¥257.3 billion in cash and cash equivalents. There are absolutely no problems with AIFUL's cash flow situation.

2. On AIFUL's Relationship with Sumitomo Trust & Banking

AIFUL continues to maintain a good relationship with its main bank, Sumitomo Trust & Banking Co., Ltd.

AIFUL will continue to protest the inaccurate statements made by Lehman Brothers with that firm, and is also considering the option of pursuing legal action against Lehman Brothers in order to restore AIFUL's reputation and public trust.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

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